Form 20-F/A
period 2021-09-30
BRIGHT MINDS BIOSCIENCES INC.
filed 2022-01-18
CIK 1827401

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Not applicable.

EXPLANATORY NOTE

Bright Minds Biosciences Inc. (the "Company") is filing this Amendment No. 1 to Form 20-F (the "Form 20-F/A") for the year ended September 30, 2021 to furnish Exhibit 101 to the Form 20-F, which provides certain items from our Form 20-F formatted in eXtensible Business Reporting Language ("XBRL"). In accordance with the policy of the Securities and Exchange Commission (the "Commission") stated in Release No. 33-9002, we are filing this Form 20-F/A within the 30-day period available to first-time XBRL filers following the filing of our Form 20-F, as filed with the Commission on December 29, 2021. Accordingly, this Form 20-F/A consists only of the facing page, this explanatory note, Item 18, Item 19, the signature page and Exhibit 101.

No other changes have been made to the Form 20-F other than the furnishing of the exhibit described above. This Form 20-F/A does not reflect subsequent events occurring after the original date of the Form 20-F, or modify or update in any way disclosures made in the Form 20-F.

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

23 | Page

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

1.1	Notice of Articles(1)

1.2	Articles(1)

2.1	Form of Common Share Certificate(1)

2.2	Description of Registrant's Securities(3)

4.1	Escrow Agreement dated January 28, 2021(1)

4.2	Independent Contractor Agreement with Dr. Alan Kozikowski dated October 29, 2020(2)+

4.3	Independent Consultant Agreement with Revati, Inc. dated June 5, 2020(2)+

4.4	Independent Contractor Agreement with Dr. Giedon Shapiro dated November 17, 2021(2)+

4.5	Consulting Agreement with Dr. Krista Lanctot dated August 15, 2020(1)+

4.6	Consulting Agreement with Werner Tueckmantel dated August 15, 2020(1)+

4.7	Consulting Agreement with John McCorvy dated August 15, 2020(1)+

4.8	Consulting Agreement with Peter Kowey dated August 15, 2020(1)+

4.9	Consulting Agreement with Arina Zhukova dated August 15, 2020(1)+

4.10	Consulting Agreement with Laurentiu Nicolae dated August 15, 2020(1)+

4.11	Consulting Agreement with Jesse Damsker dated August 15, 2020(1)+

4.12	Consulting Agreement with Toxicology Services Inc. dated December 22, 2020(1)+

4.13	Consulting Agreement with Uroš Laban dated January 4, 2021(1)+

4.14	Consulting Agreement with John McCall dated January 25, 2021(1)+

4.15	Independent Contractor Agreement with Bay Area Clinical Research Consulting LLC, Katherine McDougall dated May 7, 2021(1)+

4.16	Scientific Advisory Board Agreement with Narayan R. Kissoon, MD dated June 1, 2020(1)+

4.17	Scientific Advisory Board Agreement with Peter Hendricks dated July 14, 2020(1)+

4.18	Scientific Advisory Board Agreement with Jianmin Duan dated April 21, 2021(1)+

4.19	Services Agreement dated June 22, 2020 between the Company and the Medical College of Wisconsin, Inc. (1)+

4.20	Sponsored Research Agreement dated October 15, 2020 between the Company and the University of Texas Medical Branch at Galveston d/b/a UTMB Health(1)+

4.21	First Amendment to the Sponsored Research Agreement between the Company and the University of Texas Medical Branch at Galveston d/b/a UTMB Health dated June 11, 2021(1)+

4.22	Underwriting Agreement dated February 23, 2021 among the Company, Eight Capital, Stifel Nicolaus Canada Inc., Beacon Securities Limited and Haywood Securities Inc.(1)

4.23	Warrant Indenture dated March 17, 2021 between the Company and Computershare Trust Company of Canada(1)

4.24	Option Agreement dated May 26, 2020 between the Company and the Board of Trustees of the University of Illinois.(2)+

4.25	Exclusive License Agreement dated April 23, 2021 between the Company and the Board of Trustees of the University of Illinois.(1)+

8.1	List of Subsidiaries(3)

11.1	Code of Business Conduct and Ethics(1)

12.1	Section 302(a) Certification of CEO(3)

12.2	Section 302(a) Certification of CFO(3)

13.1	Section 906 Certifications of CEO and CFO(3)

15.1	Audit Committee Charter(1)

15.2	Nominating and Corporate Governance Committee Charter(1)

15.3	Compensation Committee Charter(1)

101.INS	XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document*

101.SCH	XBRL Taxonomy Extension Schema Document*

101.CAL	XBRL Taxonomy Extension Definition Linkbase Document*

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).*
Notes:
*	Filed herewith.
+
Portions of this exhibit have been omitted pursuant to a request for confidential treatment. Confidential information has been omitted from the exhibit in places marked "****"and has been filed separately with the SEC.

(1)	Filed as an exhibit to our registration statement on Form 20-F as filed with the SEC on June 17, 2021 and incorporated herein by reference.
(2)	Filed as an exhibit to our registration statement on Form 20-F/A (Amendment No. 1) as filed with the SEC on July 29, 2021 and incorporated herein by reference.
(3)	Previously filed.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bright Minds Biosciences Inc.

Date: January 18, 2022

By:	/s/ Ian McDonald
Ian McDonald
President and Chief Executive Officer