Form 20-F
period 2022-09-30
BRIGHT MINDS BIOSCIENCES INC.
filed 2022-12-29
CIK 1827401

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2022

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

17,592,359 Common Shares Without Par Value

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

  the duration and effects of COVID-19 and any other pandemics on the Company's workforce, business, operations and financial condition;

  the Company's expectations regarding the achievement of clinical and regulatory milestones;

  the executive compensation of the Company;

  the composition of the board of directors (the "Board") and management of the Company;

  the Company's expectations regarding its revenue, expenses and research and development operations;

  the Company's anticipated cash needs and its needs for additional financing;

  the Company's intention to grow the business and its operations;

  expectations with respect to the success of its research and development of serotonergic therapeutics;

  expectations regarding growth rates, growth plans and strategies of the Company;

  expectations that the provisional patent applications will be refiled as regular patent applications or new provisional patent applications 12 months from their filing dates;

  the Company's strategy with respect to the expansion and protection of its intellectual property;

  the medical benefits, safety, efficacy, dosing and consumer acceptance of serotonergic therapeutics;

  the Company's ability to comply with provincial, federal, local and regulatory agencies in the United States, Canada and other jurisdictions in which the Company operates;

  the Company's competitive position and the regulatory environment in which the Company operates;

  the Company's expected business objectives for the next 12 months;

  the Company's plans with respect to the payment of dividends;

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

  limited operating history;

  the Company's actual financial position and results of operations may differ materially from the expectations of the Company's management;

  the Company may be required to obtain and maintain certain permits, licenses, and approvals in the jurisdictions where its products or technologies are being researched, developed, or commercialized;

  the Company may encounter substantial delays or difficulties with its clinical trial;

  clinical trials are very expensive, time consuming and difficult to design and implement;

  the Company's current and future clinical trials or those of its current or future collaborators may reveal significant adverse events not seen in pre-clinical and non-clinical studies and may result in a safety profile that could inhibit regulatory approval or market acceptance of any of the Company's product candidates.

  the Company has never successfully completed a clinical trial, and it may be unable to do so for any product candidates it develops;

  if the Company experience delays or difficulties in the enrolment of patients in clinical trials, receipt of regulatory approvals could be delayed or prevented;

  success in pre-clinical studies or clinical trials may not be predictive of results in future clinical trials;

  interim, "topline," and preliminary data from the Company's clinical trials that the Company announces or publishes from time to time may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data;

  the Company may not be successful in its efforts to identify, license or discover additional product candidates;

  risks associated with the development of the Company's products which are at early stages of development;

  there is no assurance that the Company will turn a profit or generate immediate revenues;

  the continued operation of the Company as a going concern;

  the Company's intellectual property and licenses thereto;

  the Company not achieve timelines for project development set out in this Annual Report;

  the Company faces product liability exposure;

  the Company has international operations, which subject the Company to risks inherent with operations outside of Canada;

  exchange rate fluctuations between the U.S. dollar and the Canadian dollar;

  changes to patent laws or the interpretation of patent laws;

  the risk of patent-related or other litigation;

  the Company may not be able to enforce its intellectual property rights throughout the world;

  the lack of product for commercialization;

  the lack of experience of the Company/management in marketing, selling, and distribution products;

  the size of the Company's target market is difficult to quantify;

  potentials for conflicts of interest for the Company's officers and directors;

  in certain circumstances, the Company's reputation could be damaged;

  negative operating cash flow;

  need for additional financing;

  uncertainty and discretion of use of proceeds;

  the potential for a material weakness in the Company's internal controls over financial reporting;

  difficulties with forecasts;

  market price of Common Shares and volatility; and

  dilution of Common Shares.

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

PART I

The following discussion and analysis, prepared for the year ended September 30, 2022, is a review of our operations, current financial position and outlook and should be read in conjunction with our annual consolidated financial statements for the year ended September 30, 2022 and the notes thereto. We present our financial statements in Canadian dollars. All references to "C$" are to Canadian dollars and references to "US$" are to United States dollars. On September 29, 2022, the daily average exchange rate for the conversion of Canadian dollars into U.S. dollars as reported by the Bank of Canada was C$1.00 = US$0.73.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The selected historical consolidated financial information set forth below has been derived from our financial statements for the fiscal years ended September 30, 2022, 2021, and 2020.

Consolidated Statement of Net Loss

	Year ended September 30, 2022	Year ended September 30, 2021	Year ended September 30, 2020
Revenues	$ Nil	$ Nil	$ Nil
Gross Profit	$ Nil	$ Nil	$ Nil
Net Loss	$ 14,962,941	$ 8,650,763	$ 480,377
Loss per Share - Basic and Diluted	$ (1.21)	$ (0.96)	$ (0.13)

Consolidated Statement of Financial Position

	Year ended September 30, 2022	Year ended September 30, 2021	Year ended September 30, 2020
Cash and cash equivalents	$11,627,913	$19,760,015	$799,929
Current Assets	$11,948,121	$20,038,368	$878,216
Total Assets	$12,086,984	$20,040,368	$880,216
Current Liabilities	$1,472,489	$638,573	$150,923
Total Liabilities	$1,544,472	$638,573	$150,923
Shareholders' Equity (Deficit)	$10,542,512	$19,401,795	$729,293

Our audited consolidated financial statements for the years ended September 30, 2022, 2021, and 2020 are attached at the end of this Annual Report.

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

We have a very limited history of operations and are considered a start-up company, which makes evaluating our business and future prospects difficult. As such, we are subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that we will be successful in achieving a return on shareholders' investment and the likelihood of our success must be considered in light of our early stage of operations.

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

  regulators or institutional review boards, or IRBs (as defined herein), may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

  delays in reaching agreement on acceptable terms with prospective clinical research organizations and clinical trial sites;

  clinical trials of our product candidates may produce negative or inconclusive results;

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

  be delayed in obtaining marketing approval, if at all;

  obtain approval for indications or patient populations that are not as broad as intended or desired;

  obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

  be subject to additional post-marketing testing requirements;

  be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

  be subject to the addition of labeling statements, such as warnings or contraindications;

  be sued; or

  experience damage to its reputation.

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

Our current and future clinical trials or those of our current or future collaborators may reveal significant adverse events not seen in our pre-clinical and non-clinical studies and may result in a safety profile that could inhibit regulatory approval or market acceptance of any of our product candidates.

Before obtaining regulatory approvals for the commercial sale of any products, we must demonstrate through lengthy, complex and expensive pre-clinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. There is typically an extremely high rate of attrition for product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials also may fail to show the desired safety and efficacy profile despite having progressed through non-clinical studies and initial clinical trials. If the results of our ongoing or future pre-clinical studies and clinical trials are inconclusive with respect to the safety and efficacy of our product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our product candidates, we may be prevented from or delayed in obtaining marketing approval for such product candidates.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects. Further, our product candidates could cause undesirable side effects in clinical trials related to on-target toxicity. If on-target toxicity is observed, or if our product candidates have characteristics that are unexpected, we may need to abandon their development or limit development to narrower uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our current or future clinical trials will ultimately demonstrate positive results or support further clinical development of any of our product candidates.

If significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting patients to our clinical trials, patients may drop out of our trials or we may be required to abandon the trials or our development efforts of one or more product candidates altogether. We, the FDA or other applicable regulatory authorities may suspend or terminate clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Even if the side effects do not preclude the product from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition, results of operations and prospects.

We have never successfully completed a clinical trial, and we may be unable to do so for any product candidates we develop.

We have not yet demonstrated our ability to successfully complete any clinical trial, obtain a regulatory approval, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialisation of a product candidate. In August 2022, we began our first Phase 1 clinical trial, which is currently ongoing. We may not be able to file an IND for this or any of our other product candidates on the timelines we expect, if at all. For example, we may experience manufacturing delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing further clinical trials to begin, or that, once begun, issues will not arise that require us to suspend or terminate clinical trials. Commencing each of these clinical trials is subject to finalizing the trial design based on discussions with the FDA and other regulatory authorities. Any guidance we receive from regulatory authorities is subject to change. For example, a regulatory authority could change its position, including on the acceptability of our trial designs or the clinical endpoints selected, which may require us to complete additional clinical trials or impose stricter approval conditions than we currently expect.

If we are required to conduct additional pre-clinical studies or clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

  be delayed in obtaining marketing approval for our product candidates;

  not obtain marketing approval at all;

  obtain approval for indications or patient populations that are not as broad as intended or desired;

  be subject to post-marketing testing requirements; or

  have the product removed from the market after obtaining marketing approval.

If we experience delays or difficulties in the enrolment of patients in clinical trials, our receipt of regulatory approvals could be delayed or prevented

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enrol a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. In particular, because we are deploying our drug discovery platform across a broad target space, our ability to enrol eligible patients may be limited or may result in slower enrolment than we anticipate. For example, because some of our product candidates target rare diseases, we may have difficulty enrolling a sufficient number of eligible patients or enrolment may be slower than we anticipate. In addition, some of our competitors have ongoing clinical trials for product candidates that treat the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enrol in clinical trials of our competitors' product candidates. We may not be able to identify, recruit and enrol a sufficient number of patients to complete our clinical studies for a number of reasons, including:

  the severity of the disease under investigation;

  the eligibility criteria and overall design of the clinical trial in question;

  the perceived risks and benefits of the product candidate under study;

  clinicians' and patients' perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

  the ability to obtain and maintain patient consents;

  the efforts to facilitate timely enrolment in clinical trials;

  the patient referral practices of physicians;

  the size and nature of the patient population required for analysis of the trial's primary endpoints;

  the ability to monitor patients adequately during and after treatment;

  the proximity and availability of clinical trial sites for prospective patients;

  the risk that patients enrolled in clinical trials will drop out of the clinical trials before completion of their treatment; and

  factors we may not be able to control, such as the ongoing COVID-19 pandemic or potential future pandemics that may limit patients, principal investigators, staff or clinical site availability.

Success in pre-clinical studies or clinical trials may not be predictive of results in future clinical trials.

Positive results from early pre-clinical studies and clinical trials of our product candidates are not necessarily predictive of the results of later pre-clinical studies and any future clinical trials of our product candidates. Even if we are able to complete our planned pre-clinical studies and clinical trials of our product candidates according to our current development timeline, the results from such pre-clinical studies and clinical trials of our product candidates may not be replicated in subsequent pre-clinical studies or clinical trial results. If we cannot replicate such positive results in our later pre-clinical studies and future clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialise our product candidates.

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, pre-clinical and other non-clinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, pre-clinical, non-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials nonetheless failed to obtain FDA approval.

Additionally, future clinical trials that we may plan might utilise an "open-label" trial design. An "open-label" clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a "patient bias" where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an "investigator bias" where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favourably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our product candidates for which we include an open-label clinical trial when studied in a controlled environment with a placebo or active control.

Interim, "topline," and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or topline data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrolment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialise, our product candidates may be harmed, which could harm our business, financial condition, results of operations and prospects. In addition, the information we choose to publicly disclose regarding a particular clinical trial is based on what is typically extensive information, and investors may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.

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

  our product candidates may not succeed in pre-clinical or clinical testing;

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

  decreased demand for our products due to negative public perception;

  injury to our reputation;

  withdrawal of clinical trial participants or difficulties in recruiting new trial participants;

  initiation of investigations by regulators;

  costs to defend or settle related litigation;

  a diversion of management's time and resources;

  substantial monetary awards to trial participants or patients;

  product recalls, withdrawals or labeling, marketing or promotional restrictions;

  loss of revenues from product sales; and

  the inability to commercialize any of product candidates, if approved.

The Company has obtained clinical trial insurance. However, the insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Insurance coverage is becoming increasingly expensive, and, in the future, we, or any of our collaborators, may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or at all to protect against losses due to liability. Even if our agreements with any future collaborators entitle us to indemnification against product liability losses, such indemnification may not be available or adequate should any claim arise. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or inhibit the commercialization of our product candidates. If a successful product liability claim or a series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of British Columbia, a substantial portion of our assets are in Canada and some of our executive officers and directors reside outside the United States

We are organized pursuant to the laws of the Province of British Columbia under the Business Corporations Act (British Columbia) (the "BCBCA"). The majority of our directors and officers and our auditor reside outside of the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors, officers and the expert named in this Annual Report who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in British Columbia companies may not have standing to initiate a shareholder derivative action in U.S. federal courts. As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Risks Related to Our Common Shares

Our executive officers and directors beneficially own approximately 13.90% of our common shares.

As of December 28, 2022, our executive officers and directors beneficially own, in the aggregate, approximately 13.90% of our common shares, which includes shares that our executive officers and directors have the right to acquire pursuant to warrants and stock options which have vested. As a result, they are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our Company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

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

Additionally, we had 1,135,807stock options and 5,146,444 warrants outstanding as of December 28, 2022. The exercise price of some of these options and warrants is below our current market price, and you could purchase shares in the market at a price in excess of the exercise price of our outstanding warrants or options. If the holders of these options and warrants elect to exercise them, your ownership position will be diluted and the per share value of the Common Shares you have or acquire could be diluted as well. As a result, the market value of our Common Shares could significantly decrease as well.

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

Our Common Shares have typically been thinly traded, and you may be unable to sell at or near ask prices or at all if you need to sell your Common Shares to raise money or otherwise desire to liquidate your shares.

From February 8, 2021, our Common Shares have been trading on the Canadian Securities Exchange where they have typically been "thinly-traded", meaning that the number of persons interested in purchasing our Common Shares at or near bid prices at any given time was relatively small or non-existent. This could be due to a number of factors, including that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our Common Shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our common shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. The Company cannot predict when periods of increased trading activity may occur, or whether they will occur at all. Broad or active public trading market for our Common Shares may not develop or be sustained.

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

We have two wholly-owned subsidiaries: Bright Minds Biosciences LLC, a limited liability company formed pursuant to the laws of Delaware, and Bright Minds Bioscience Pty. Ltd., a company formed pursuant to the laws of Australia.

B. Business Overview

Overview

The Company is a biotechnology company dedicated to developing the next-generation therapeutics to improve the lives of patients with severe and life-altering diseases. The Company is focused on new chemical entities (NCEs) for a variety of central nervous system disorders, including but not limited to pediatric epilepsies, as well as other neuro-psychiatric disorders, including but not limited to depression. The Company's R&D efforts focus on medical indications based on its expertise in 5-HT (serotonin) mediated diseases.

Principal Products

Serotonin (5-HT) is the most prominent neurotransmitter in the brain and modulates many biological functions. Dysfunction of serotonin receptors, transporters, and associated neurocircuits is fundamental to many diseases including epilepsies and neuro-psychiatric disorders such as depression. The class of medications known as selective serotonin reuptake inhibitors ("SSRIs"), such as Prozac®, Zoloft®, and Lexapro®, are widely used in the treatment of depression with a market of US$14.3 Billion1. Similarly, other serotoninergic drugs are widely used in the treatment of pain (Triptans in migraine)2, Alzheimer's and Parkinson's disease related psychosis (Pimavanserin)3, and seizures (Fintepla)4. The off-label use of psilocybin extracts in depression and cluster headache, as well as encouraging clinical trial data with psilocybin and MDMA in depression and PTSD illustrate the potential for advancing serotoninergic therapies in neuropsychiatry and pain. The full potential of serotonin-based therapeutics has not been achieved due to the lack of medications that are selective and specific to certain serotonin receptor subtypes that are fundamental to disease pathology, without non-specific effects, or other off-target effects on other serotonin receptors in the body that are associated with cardiac toxicities and have resulted in previous drugs being withdrawn from the market.

______________________________________

1Research and Markets, "Global Antidepressants Market (2020 to 2030) - COVID-19 Implications and Growth" (21 April 2020), online: Intrado GlobeNewswire <https://www.globenewswire.com/news-release/2020/04/21/2019282/0/en/Global-Antidepressants-Market-2020-to-2030-COVID-19-Implications-and-growth.html>.

2Samar Nicolas & Diala Nicolas, "Triptans" (26 May 2020), online: National Center for Biotechnology Information <https://www.ncbi.nlm.nih.gov/books/NBK554507/>.

3Cerner Multum, "Pimavanserin" (5 February 2020), online: Drugs.com <https://www.drugs.com/mtm/pimavanserin.html>.

4"Fintepla FDA Approval History" (accessed 5 May 2021), online: Drugs.com <https://www.drugs.com/history/fintepla.html>.

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

The Company has completed the following preclinical studies on its product candidates:

Program	Indications	Study	Major Objective	Study Outcome
5-HT2C	—
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
  No hERG inhibition
  Not cytotoxic or genotoxic
  Favorable metabolite profile

	—	Formulation studies: Formulation stability and homogeneity Solubility at different pH solutions/solvents Preformulation studies	Perform preformulation study of test compound, evaluate stability and solubility	Test compound has a good solubility in aqueous media and organic solvents. The API (active pharmaceutical ingredient) solid was chemically stable
	—	Toxicity assessment 28-day toxicity studies (mice and dogs) 90-day toxicity studies (mice and dogs)	To assess safety of the test compound in 2 animal models	28-day tox studies completed - reports are in review 90-day tox studies are completed - reports are in process at CRO

Program	Indications	Study	Major Objective	Study Outcome
	Dravet Syndrome	Zebrafish and Mouse models of Dravet Syndrome (Belgium, confidential collaboration)	Define if test compound has an efficacy in animal models of Dravet Syndrome	Zebrafish treated with test compound experienced reduced locomotion and duration of epileptiform, and mice treated with test compound experienced reduced duration of seizures.
	Epilepsy	NIH ETSP program (collaboration on epilepsy). Series of studies. Mouse Maximal Electroshock (MES),6 Hz Seizure, and Rotarod Motor Impairment Assays	Test the compound in animal seizure models
  Mice treated with test compound at higher dose experienced no seizures when induced at 0,25 and 1 hour.
  ¾ of Mice treated with middle dose experienced no seizures at 0,25 hours.
  Mice treated with lower dose experienced no difference in induced seizures.

	Opioid withdrawal (Opioid use disorder, OUD)	Substance use Disorder in rats (Dr. Cunningham lab)	Determine the efficacy of test compound to suppress drug intake in male rats trained to stably self-administer fentanyl	Rats treated with test compound (in higher doses) experienced 65% less fentanyl intake in an opioid use rat model
	Opioid withdrawal (Opioid use disorder, OUD)	Substance use Disorder in rats (Dr. Cunningham lab)	Determine the efficacy of lead compound to reduce fentanyl seeking behaviour New compound and additional dosages included in new study design	Lead compound showed efficacy in validated rat models for the treatment of opioid use disorder, 66% less fentanyl intake
	Binge Eating Disorder (BED)	BED trial in rats (Dr. Cunningham)	Determine the efficacy of test compound to suppress binge eating behavior in male rats	Rats treated with test compound experienced 47% fewer binge eating episodes in validated rat model to a similar extent as lorcaserin (reference)
	Alzheimer's Disease	Dave Morgan	Test the compound for behavioral changes in APP+PS1 mice (model of Alzheimer's Disease)	Test compound showed significant effect in agitation in open field without other effects on learning and memory performance

Program	Indications	Study	Major Objective	Study Outcome
5-HT2A	Depression and PTSD	Lead optimization - BRET (Bioluminescence Resonance Energy Transfer) assays (John McCorvy)	Describe the 5-HT2 profile of the test compounds Choose lead and backup compounds	More than 100 compounds screened and profiled Lead and backup compounds with minimal 2B agonism are selected
		Head Twitch Response trials (Halberstadt lab) (both 2A and 2A/2C programs)	Evaluate head twitch response in mice	16 BMB compounds screened with a range of activity in vivo. The most active compounds are selected for a further assessment in ADMEPK studies

ADMEPK studies (studies on absorption, distribution, metabolism, and excretion and pharmacokinetics):

  Brain binding and plasma protein binding
  Mouse, rat, dog, monkey PK
  Plasma stability, Hepatocyte stability, CYP (Cytochrome P450) inhibition, Permeability in CaCO2 cells
  Metabolites identification/profiling in cross-species hepatocyte/plasma, Kinetic solubility
			Describe the ADMEPK properties. Ensure the drug-like properties	ADMEPK profiling is completed for the lead compound Based on the obtained data the selected route of administration is subcutaneous or intramuscular ADMEPK is in process for the backup compounds
		Salt screen and solubility assessment	To choose the salt form for further studies that allows higher solubility	Hydrochoride salt has been chosen as the preferred salt form
		Safety Screen 44, hERG screening and Ames test at Eurofins (both 2A and 2A/2C programs)	Early screen for safety liabilities in vitro	hERG risk assessment is complete, 11 compounds considered as having low risk No Ames test liability found for tested compounds No safety liabilities identified for the tested compounds
		NIH PSPP collaboration	In vitro opioid & abuse liability, PK and protein binding studies	The test compound has passed the Tier 1 and is in process of Tier 2 studies (rotarod test will start in August)
	Depression	Depression trials in rats (Dr. Cunningham lab)	Determine the efficacy of BMB compounds in rat model of depression (OBX rats)	Single dose of the test compound showed significant and long lasting inhibition of abnormal behavioral activity in the surgery induced abnormal rats
5-Ht2a+2c	Depression Pain disorders	Lead optimization - BRET (Bioluminescence Resonance Energy Transfer) assays (John McCorvy)	Describe the 5-HT2 profile of the test compounds	Design, molecule modeling, and synthesis continue to identify highly selective/safe 2A/2C agonists
		PsychoGenics Inc. collaboration	To assess the potential of compounds to treat psychiatric disorders by comparing their complex behavioral profiles with those from a proprietary reference database at the drug class level	BMB compounds showed clear antidepressant class profile in SmartCube model

Program	Indications	Study	Major Objective	Study Outcome
		Head Twitch Response trials (Halberstadt lab) (both 2A and 2A/2C programs)	Evaluate head twitch response in mice	16 BMB compounds screened with a range of activity in vivo. The most active compounds are selected for a further assessment in ADMEPK studies
		ADMEPK studies	Describe the ADMEPK properties of the test compounds. Ensure the drug-like properties	In process
		Safety Screen 44, hERG screening and Ames test at Eurofins (both 2A and 2A/2C programs)	Early screen for safety liabilities in vitro	hERG risk assessment is complete, 11 compounds considered as having low risk No Ames test liability found for tested compounds No safety liabilities identified for the tested compounds

The Company has initiated a Phase 1 clinical trial on its leading product candidate, 5-HT2C, as follows:

Product	Indications	Clinical Trial	Major Objective	Outcome
BMB-101	Dravet Syndrome	Phase 1 SAD, MAD and Food Effects	Safety, PK/PD and Exploratory Effect markers	Safety and Tolerability

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

Patents and Patent Applications

Kozikowski-Roth Patents

The Company has exclusively licensed a family of patents based on PCT/US2011/023535, which is co-owned by the Board of Trustees of the University of Illinois and the University of North Carolina at Chapel Hill. This family of licensed patents includes patents granted in Australia (AU Pat No 2011212930), Canada (CA Pat No 2788416), Europe (EU Pat No 2531485), Japan (JP Pat No 5810099), United States (US Pat No 8492591 and US Pat No 8754132). In addition, the Company has exclusively licensed a family of patents based on PCT/US2016/015019, which is solely owned by the Board of Trustees of the University of Illinois. This family of licensed patents includes patents applied for or granted in China (CN Publication No 107810175), Europe (EU Publication No 3250549), Hong Kong SAR (HK Publication No 1251831), and the United States (US Pat No 10407381). The latest patent to issue is US Pat No 10407381 which will expire on January 27, 2036.

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

On April 23, 2021, the Company entered into an exclusive license agreement (the "Exclusive License Agreement") with UIC pursuant to the exercise of its option under the Roth Kozikowski Agreement and the First Amendment to the Roth Kozikowski Agreement. Pursuant to the terms and conditions of the Exclusive License Agreement, UIC granted the Company an exclusive license to the Inventions (the "License"). In consideration for the License, the Company (i) paid UIC a signing fee of US$100,000, less US$15,000 paid by the Company pursuant to the Roth Kozikowski Agreement; and (ii) issued 63,000 Common Shares at a deemed price of $5.85 per Common Share to the UIC (part of which was received by UIC on behalf of the University of North Carolina at Chapel Hill). Additionally, the Company agreed to pay UIC a royalty on net sales of products derived from the Inventions and a portion of all revenue received by the Company from sublicensees.

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

On March 12, 2020, Bright Minds filed a United States provisional application that was assigned a serial number of US 62/988,926. This patent application focused on psilocin analogs that have been decorated with functionality appropriate to achieving the goals of maintaining the desired 5-HT2A activity while being devoid of 5-HT2B activity. On March 12, 2021, Bright Minds filed a Patent Cooperation Treaty patent application that claims priority to US 62/988,926. Such Patent Cooperation Treaty patent application was assigned a serial number of PCT/CA2021/050336. In September 2022, PCT/CA2021/050336 entered the national phase in the United States of America; the United States application, which has been assigned a serial number of 17/911,022, is currently pending. In October 2022, PCT/CA2021/050336 entered the national phase in the European Union; the European Union application, which has been assigned a serial number of 21768153.5, is currently pending

On April 29, 2020, Bright Minds filed a United States provisional application that was assigned a serial number of US 63/017,627. This patent application focused on psilocin analogs that have been decorated with functionality appropriate to achieving the goals of maintaining the desired 5-HT2A activity while being devoid of 5-HT2B activity; on April 29, 2021, US 63/017,627 expired without further public disclosure. On May 4, 2021, Bright Minds filed a United States provisional application that was assigned a serial number of US 63/184,040; US 63/184,040 included subject matter that was previously recited in US 63/017,627; on May 4, 2022, US 63/184,040 expired without further public disclosure. On May 5, 2022, Bright Minds filed a United States provisional application that has been assigned a serial number of US 63/338,842; US 63/338,842 includes subject matter that was previously recited in US 63/184,040 and US 63/017,627.

On May 26, 2021, Bright Minds filed a United States provisional application that was assigned a serial number of US 63/193,062. This patent application focused on substitutions at a particular position on an indole structure. On May 25, 2022, Bright Minds filed a Patent Cooperation Treaty patent application that claims priority to US 63/193,062. Such Patent Cooperation Treaty patent application has been assigned a serial number of PCT/CA2022/050833.

On January 4, 2022, Bright Minds filed a United States provisional application that has been assigned a serial number of US 63/296,430. This patent application focuses on phenethylamine compounds. On November 4, 2022, Bright Minds filed a second United States provisional application focused on phenethylamine compounds; this provisional application has been assigned a serial number of US 63/422,730.

On May 6, 2022, Bright Minds filed a United States provisional application that has been assigned a serial number of US 63/338,889. This patent application focuses on substitutions at a particular position on an indole structure.

Bright Minds is currently listed as an applicant in the following seven active patent applications describing the five patent families above:

Patent Application Number	Region	Title	Inventors	Applicant	Filing Date	Status
63/296,430	USA	Phenethylamines and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL;	Bright Minds Biosciences Inc.	January 4, 2022	Pending

Patent Application Number	Region	Title	Inventors	Applicant	Filing Date	Status
63/338,842	USA	Heterocyclic Compounds and Methods of Preparation Thereof	Werner TUECKMANTEL; Alan KOZIKOWSKI	Bright Minds Biosciences Inc.	May 5, 2022	Pending
63/338,889	USA	Heterocyclic Compounds and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL	Bright Minds Biosciences Inc.	May 6, 2022	Pending
PCT/CA2022/050833	Patent Cooperation Treaty	Heterocyclic Compounds and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL; John MCCORVY; Uros LABAN.	Bright Minds Biosciences Inc.; The Medical College of Wisconsin Inc.	May 25, 2022 (claims priority to US 63/193,062 filed May 26, 2021)	Pending
17/911,022	USA	3-(2-(AMINOETHYL)-INDOL-4-OL DERIVATIVES, METHODS OF PREPARATION THEREOF, AND THE USE AS 5-HT2 RECEPTOR MODULATORS	Alan KOZIKOWSKI; Gideon SHAPIRO; Werner TUECKMANTEL John McCORVY	Bright Minds Biosciences Inc.; The Medical College of Wisconsin Inc.	September 12, 2022 (national phase entry of PCT/CA2021/050336 having an international filing date of March 12, 2021, which claims priority to US 62/988,926 filed March 12, 2020)	Pending
21768153.5	EU	3-(2-(AMINOETHYL)-INDOL-4-OL DERIVATIVES, METHODS OF PREPARATION THEREOF, AND THE USE AS 5-HT2 RECEPTOR MODULATORS	Alan KOZIKOWSKI; Gideon SHAPIRO; Werner TUECKMANTEL John McCORVY	Bright Minds Biosciences Inc.; The Medical College of Wisconsin Inc.	October 12, 2022 (national phase entry of PCT/CA2021/050336 having an international filing date of March 12, 2021, which claims priority to US 62/988,926 filed March 12, 2020)	Pending
63/422,730	USA	Phenethylamines and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL	Bright Minds Biosciences Inc.;	November 4, 2022	Pending

Trademarks

Bright Minds has applied to register the following trademark applications:

Trademark	Country	Application Number
BRIGHT MINDS	Canada	2,016,213
BRIGHT MINDS	United States of America	90/245,748

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

C. Organizational structure

The Company has two wholly-owned subsidiaries: Bright Minds Biosciences LLC, a limited liability company formed pursuant to the laws of Delaware, and Bright Minds Bioscience Pty. Ltd., a company formed pursuant to the laws of Australia. The Company owns 100% of the voting and dispositive control over each subsidiary. The following chart illustrates, as at the date of this Annual Report, the Company's subsidiaries, including their respective jurisdiction of incorporation and percentage of voting securities in each that are held by the Company either directly or indirectly:

D. Property, plant and equipment

The Company leases its executive headquarters located at 19 Vestry St., New York, NY 10013 pursuant to a lease agreement (the "Vestry Lease Agreement") between the Company and Gerep Realty Corp., as landlord, dated August 13, 2021, as amended on May 31, 2022. Pursuant to the Vestry Lease Agreement, monthly rent is US$5,510 from September 1, 2022 to August 31, 2023, and US$5,630 from September 1, 2023 to August 31, 2024, which is also when the lease expires. The Company has paid all rent in advance.

Additionally, the Company leases approximately 707 square feet of laboratory space and 197 square feet of office space in the Technology Innovation Center located in Milwaukee, WI pursuant to a commercial laboratory lease agreement (the "Lab Lease Agreement") between the Company and Technology Innovation Center LLC, as landlord, dated August 12, 2020, as amended on November 17, 2021 and May 27, 2022. Pursuant to the Lab Lease Agreement, the Company currently pays rent of US$1,926.10 per month and the term of the lease expires on May 31, 2023. The Lab Lease Agreement provides that the Company is permitted to use the laboratory space for the development of psychedelics to treat mental health disorders.

Other than the Company's executive headquarters in New York and its laboratory in Milwaukee, the Company does not own or lease any other real property and it does not own any equipment. The Company's registered office is located in Vancouver, Canada. The nature of the space is immaterial to the Company's operations as physical operating activities related to research and development programs and the Company's clinical trial are primarily outsourced to trusted contract research organizations and clinical trial centres, including but not limited to the University of Texas, the Medical College of Wisconsin, and CMAX Clinical Research.

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

Financing

Our ability to continue operations will depend on our continued ability to raise capital on acceptable terms. We incurred losses of $480,377 for the year ended September 30, 2020, $8,650,763 for the year ended September 30, 2021, $14,964,941 for the year ended September 30, 2022, and anticipate incurring losses for the year ending September 30, 2023. We had negative operating cash flows of $13,587,116 for the year ended September 30, 2022 and anticipate negative operating cash flows during the year ended September 30, 2023. Although we had working capital surplus of $10,475,632, including cash and cash equivalents of $11,627,913, at September 30, 2022, we anticipate further financings through the sale of our shares. If we are not successful in raising additional capital on terms that are acceptable to us, we may be forced to curtail or cease operations.

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

A. Operating Results

Results of Operations for the Year ended September 30, 2022 as Compared to the Year Ended September 30, 2021

Revenues

Since inception, the Company has not realized any revenue.

Operating Expenses

During the year ended September 30, 2022, the Company incurred a net loss of $14,964,941 compared to a net loss of $8,650,763 for the corresponding period in 2021. The increase in net loss between the two years resulted from an overall ramp up of operations. The largest expense items in net comprehensive loss are described below.

Consulting fees. Consulting fees were $771,329 for the year ended September 30, 2022 compared to $394,624 for the year ended September 30, 2021. The increase of $376,705 was a result of hiring various consultant to assist in day to day operations.

Foreign exchange. Foreign exchange recovery was $12,151 for the year ended September 30, 2022 compared to $154,099 for the year ended September 30, 2021. The decrease of $141,948 was as a result of volatility in the foreign exchange market.

Funds processing fees. Funds processing fees were $Nil for the year ended September 30, 2022 compared to $18,665 for the year ended September 30, 2021. The decrease of $18,665 was a result of higher fees relating to the increase in financing activity for the previous year in comparison to the current year.

Marketing, advertising and investor relations expenses. Marketing, advertising and investor relations expenses were $551,864 for the year ended September 30, 2022 compared to $852,151 for the year ended September 30, 2021. The decreaseof $300,287 was a result of the Company reducing its marketing expenditures in its second year of operations. In the previous year of operation, the Company executed awareness and marketing campaigns as a new company.

Office and administrative expenses. Office and administrative expenses were $478,248 for the year ended September 30, 2022 compared to $197,125 for the year ended September 30, 2021. The increase of $281,123 was a result of increased overhead administrative activities supporting the ramp up of operations.

Professional fees. Professional fees were $650,196 for the year ended September 30, 2022 compared to $709,954 for the year ended September 30, 2021. The decrease of $59,758 was a result of non-recurring legal fees related to its listing on the CSE in the previous year.

Regulatory and filing expenses. Regulatory and filing expenses were $243,079 for the year ended September 30, 2022 compared to $181,743 for the year ended September 30, 2021. The increase of $61,336 was a result of additional fees being listed on the Nasdaq.

Research and development expenses. Research and development were $12,180,938 for the year ended September 30, 2022 compared to $6,313,988 for the year ended September 30, 2021. The increase of $5,866,950 was a result of continued development across all drug pipelines.

Net Loss

As a result of the above factors, we reported a net loss for the year ended September 30, 2022 of $14,964,941, compared to a net loss of $8,650,763 for the corresponding period in 2021.

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

B. Liquidity and Capital Resources

Liquidity

The Company's financial success is dependent upon its ability to market and sell its products and solutions; and to raise sufficient working capital to enable the Company to execute its business plan. The Company's historical capital needs have been met by internally generated cash flow from operations and the support of its shareholders. There is no assurance that equity funding will be possible at the times required by the Company. If no funds are able to be raised and sales of its products and solutions do not produce sufficient net cash flow, then the Company may require a significant curtailing of operations to ensure its survival.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net loss of $14,964,941 during the year ended September 30, 2022, and had a cash and cash equivalents balance and a working capital surplus of $11,627,913 and $10,475,632, respectively, as at September 30, 2022. There can be no assurance that funding from this or other sources will be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations.

As of September 30, 2022, the Company had 17,592,359 issued and outstanding shares and 23,455,768 shares on a fully-diluted basis. The Company began trading on Canadian Stock Exchange on February 8, 2021 and began trading on Nasdaq on November 8, 2021.

The Company had $10,475,632, of working capital surplus as at September 30, 2022, compared to $19,399,795 of working capital surplus as at September 30, 2021. The decrease in working capital resulted from increased research and development expenditures during the current year, and decreased capital raises in the current year.

Capital Resources

As at September 30, 2022, the Company had cash of $11,627,913 (September 30, 2021: $19,760,015). The Company continues to pursue additional equity financing although there can be no guarantees given that the Company will be successful in such endeavors.

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

C. Research and Development, Patents and Licenses, etc.

The following table summarizes the material components of research and development expenditure across its drug portfolio for the years ended September 30, 2022, 2021, and 2020:

Drug Portfolio	For the year ended September 30, 2022	For the year ended September 30, 2021	For the year ended September 30, 2020
	$	$	$
5-HT2A	2,165,206	1,724,833	118,284
5-HT2C	8,412,193	3,626,015	118,284
5-HT2C/A	1,603,539	963,140	118,284
TOTAL	12,180,938	6,313,988	354,852

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

F. Tabular Disclosure of Contractual Obligations

The following table provides the Company's contractual obligations:

Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	139,911	67,928	71,983	Nil	Nil
Operating Lease Obligations	21,121	21,121	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	161,032	89,049	71,983	Nil	Nil

G. Safe Harbor

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since
Ian McDonald, Ontario, Canada	35	President, Chief Executive Officer and Director	May 31, 2019
Ryan Cheung , British Columbia, Canada	44	Chief Financial Officer	May 29, 2020
Dr. Mark A. Smith, Elkton, Maryland, USA	67	Chief Medical Officer	November 23, 2022
Nils Christian Bottler(1)(2)(3)(4), Berlin, Germany	35	Director	September 29, 2020
Jeremy Fryzuk(1)(2)(3)(4), London, UK	37	Director	September 29, 2020
Douglas Williamson(1)(2)(3)(4), Chicago, USA	59	Director	September 6, 2022
Dr. Jan Pedersen, Soborg, Denmark	58	Director and Chief Science Officer	April 27, 2022 (Director) June 26, 2022 (Interim Chief Science Officer) September 22, 2022 (Chief Scientific Officer)

______________________________________
Notes

(1) Member of the Audit Committee.

(2) Member of the Nominating and Corporate Governance Committee.

(3) Member of the Compensation Committee.

(4) Member of Corporate Disclosure Committee.

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

Dr. Mark A. Smith, Chief Medical Officer

Prior to joining the Company, Dr. Smith was Chief Medical Officer at VistaGen Therapeutics, where he led the clinical development of drug candidates in the areas of major depression, social anxiety disorder, and depression through all phases of development. Previously, Dr. Smith served as the Clinical Lead for Neuropsychiatry at Teva Pharmaceuticals, where he was accountable for the strategy and clinical development of neuropsychiatric drugs with a focus on schizophrenia, sleep disorders, and agitation. He also held a range of director positions, including as Executive Director of Clinical Development at AstraZeneca Pharmaceutical Company, where he led the development of several novel chemical entities targeting treatment-resistant depression, anxiety, and schizophrenia.

Dr. Smith was also Senior Director of Experimental Medicine of Global Clinical Development and Innovation at Shire Pharmaceuticals and Senior Investigator and Principal Research Scientist of CNS Diseases at DuPont Pharmaceuticals. Prior to joining the pharmaceutical industry, he served as a Senior Staff Scientist of the Biological Psychiatry Branch and Senior Staff Fellow of the Clinical Neuroendocrinology Branch at the U.S. National Institute of Mental Health (NIMH).

Dr. Smith received his Bachelor's degree and Master of Science from Yale University, his Doctor of Medicine and Doctor of Philosophy in Physiology and Pharmacology from the University of California, San Diego, and completed his residency in the Department of Psychiatry at Duke University Medical Center. He currently serves on the National Institute of Mental Health Translational Neuropsychopharmacology Task Force

Nils Christian Bottler, Director

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

Douglas Williamson, Director

Dr. Williamson has more than 25 years of scientific, clinical, and medical experience and currently serves as Senior Vice President, Head of U.S. R&D and Deputy Global Chief Medical Officer for Lundbeck. During his time at Lundbeck, he has overseen multiple cross-functional teams across clinical development and operations, medical affairs, value evidence (health outcomes), patient safety, clinical pharmacology, and regulatory affairs. He also led the transformation of the U.S. and Canadian R&D organizations and co-led the task force in setting U.S. policy for COVID precautions and remote working.

Prior to Lundbeck, Dr. Williamson served as Vice President, Global Head Therapeutic Area leadership at Parexel International, where he developed and instituted therapeutic area strategies to guide new business acquisitions. He was also the functional head of the medical group across all therapeutic areas. Previously, Dr. Williamson held multiple roles at Eli Lilly and Company, including Head, Early Phase Clinical Development Neuroscience, where he oversaw the clinical development of all novel molecules in the psychiatry, pain, and neurodegeneration portfolio. Dr. Williamson earned a Bachelor of Medicine and Surgery (MBChB) degree from Edinburgh University in Scotland and is a member of the Royal College of Psychiatrists.

Jan Pedersen, Director and Chief Science Officer

Jan Pedersen, PhD, MSc, is an innovative and highly experienced leader in drug discovery research, with more than 25 years of expertise in neuroscience research management. Dr. Pedersen's academic interests include neurodegeneration, bioinformatics, biophysics and drug discovery R&D. He is the founder of Torleif Science ApS, a consultancy company aimed at delivering innovation and new ideas in neuroscience. Prior to that, Dr. Pedersen spent 20 years at Lundbeck, a global pharmaceutical company specialized in brain diseases, in positions of increasing responsibility, including building its neurodegeneration/Alzheimer's disease pipeline, and bringing research programs to the clinic. Dr. Pedersen received an MSc in Chemistry from DTU - Technical University of Denmark, and a PhD in biophysics from the University of Bath.

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

7. was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(a) any Federal or State securities or commodities law or regulation;

(b) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or

(c) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

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

  Douglas Williamson;

  Nils Bottler; and

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

B. Compensation

Compensation Discussion and Analysis

This section sets out the objectives of our Company's executive compensation arrangements, our Company's executive compensation philosophy and the application of this philosophy to our Company's executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board of Directors made in fiscal 2022 with respect to its Named Executive Officers (as herein defined). When determining the compensation arrangements for the Named Executive Officers, our Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our Company's shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

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

Philosophy and Objectives

The compensation program for the senior management of the Company is designed within this context with a view that the level and form of compensation achieves certain objectives, including:

  attracting and retaining qualified executives;

  motivating the short and long-term performance of these executives; and

  better aligning their interests with those of the Company's shareholders.

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

  the particular responsibilities related to the position;

  salaries paid by other companies in the biotechnology industry which were similar in size as the Company;

  the experience level of the executive officer;

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

The Company did not retain a compensation consultant during financial years ending September 30, 2022, September 30, 2021 or September 30, 2020.

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

Named Executive Officer and Principal Position	Year	Salary (C$)	Share based awards (C$)	Option based awards (C$)(1)	Annual Incentive Plan (C$)	Long- term Incentive Plan (C$)	Pension Value (C$)	All Other Compen- sation (C$)	Total Compen- sation (C$)
Ian McDonald(2) President and CEO	2022 2021 2020	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ryan Cheung(3) CFO	2022 2021 2020	144,000 86,575 22,575	Nil Nil Nil	Nil 23,126 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	144,000 109,701 22,575
Revati Shreeniwas(4) Former Chief Medical Officer	2022 2021 2020	383,850 244,084 26,777	123,052 236,652 23,300	Nil Nil 138,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	506,902 480,736 188,077
Dr. Alan Kozikowski(5) Former Chief Science Officer	2022 2021 2020	188,850 246,655 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	188,850 246,655 Nil
Jan Pedersen(6) Chief Science Officer	2022 2021 2020	174,215 N/A N/A	46,529 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	220,744 N/A N/A

____________________

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

(2) Mr. McDonald was appointed President and a director of the Company on May 31, 2019 and as CEO on June 5, 2020.

(3) Mr. Cheung was appointed CFO of the Company on May 29, 2020.

(4) Dr. Shreeniwas was engaged as Chief Medical Officer of the Company on June 5, 2020 and her engagement with the Company was terminated on November 22, 2022

(5) Dr. Kozikowski was engaged as Chief Science Officer of the Company on October 29, 2020 and ceased to hold the position of Chief Science Officer on June 26, 2022.

(6) Dr. Pedersen was engaged as Interim Chief Science Officer of the Company on June 26, 2022 and permanent Chief Science Officer on September 22, 2022.

Executive Compensation Agreements

The Company entered into an Independent Contractor Agreement dated October 29, 2020 between the Company and Dr. Alan Kozikowski engaging the services of Dr. Kozikowski as Chief Science Officer of the Company, with compensation to be determined by the Board of Directors of the Company. The agreement contains standard nondisclosure, noncompetition and non-solicitation provisions and automatically renews on an annual basis unless terminated by either party. Dr. Kozikwoski ceased to hold the position of Chief Science Officer on June 26, 2022, and accordingly, the Independent Contractor Agreement is no longer in force and effect.

The Company entered into an Independent Consultant Agreement dated June 5, 2020, between the Company and a corporation controlled by Dr. Revati Shreeniwas, pursuant to which Dr. Revati Shreeniwas was engaged to perform services as Chief Medical Officer of the Company. The agreement contains standard nondisclosure, noncompetition and non-solicitation provisions and automatically renews on an annual basis unless terminated by either party. Dr. Revati Shreeniwas' engagement with the Company was terminated on November 22, 2022, and accordingly, the CMO ICA is no longer in force and effect

The Company entered into an Independent Contractor Agreement dated November 17, 2020 between the Company and Dr. Gideon Shapiro engaging the services of Dr. Shapiro as Vice President (Discovery) of the Company, with compensation to be determined by the Board of Directors of the Company. The agreement contains standard nondisclosure, noncompetition and non-solicitation provisions and automatically renews on an annual basis unless terminated by either party.

The Company entered into an Independent Contractor Agreement dated December 1, 2022 between the Company and Dr. Mark A. Smith engaging the services of Dr. Smith as Chief Medical Officer of the Company for annual compensation of US$205,000. The agreement contains standard nondisclosure, noncompetition and non-solicitation provisions and automatically renews on an annual basis unless terminated by either party

Other than as set out above, the Company has not entered into any other contract, agreement, plan or arrangement that provides for payments to a NEO or a director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement a change in control of the Company or a change in an NEOs or directors responsibilities).

Securities Authorized For Issuance Under Equity Compensation Plans

The Company has two equity compensation plans: (i) a 10% "rolling" stock option plan, and (ii) a 10% "rolling" restricted share unit plan, as described in this Annual Report. The Company received shareholder approval of the Option Plan and RSU Plan on May 18, 2021.

The following table sets forth details of the Company's equity compensation plan information as at the financial year ended September 30, 2022:

Plan Category	Number of securities to be issued upon exercise of outstanding options and settlement of outstanding RSUs (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	915,807 (Options) 540,000 (RSUs)	$3.64 (Options/RSUs)	843,428 (Options) N/A (RSUs)
Equity compensation plans not approved by securityholders(2)	N/A	N/A	N/A
Total	915,807 (Options) 540,000 (RSUs)		843,428 (Options) N/A (RSUs)

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

Incentive Plan Awards

Outstanding Option-based Awards

The following table sets out the option-based awards outstanding as at September 30, 2022, for any NEO:

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m - d - y	Value of unexercised in-the- money options(1) ($)
Ryan Cheung CFO	25,000	$1.25	11-17-2025(2)	$11,250
Revati Shreeniwas Former Chief Medical Officer	150,000	$1.25	07-23-2025(3)(4)	$67,500

______________________________________
Notes:

(1) The value is the difference between the closing price of $1.70 per common share on the Canadian Securities Exchange at September 30, 2022 and the exercise price of the options.

(2) Options were granted during the year ended September 30, 2021.

(3) Options were granted during the year ended September 30, 2020.

(4) Dr. Revati Shreeniwas' engagement with the Company was terminated on November 22, 2022; options held by Dr. Revati Shreeniwas expire 90 days from her date of termination.

Outstanding Share-Based Awards

The following table sets out share-based awards outstanding as at September 30, 2022, for any NEO:

Name	Share-based Awards
	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Revati Shreeniwas(1) Former Chief Medical Officer	190,000	323,000	323,000
Jan Pedersen Chief Science Officer	75,000	127,500	42,500

______________________________________
Notes:

(1) Dr. Revati Shreeniwas' engagement with the Company was terminated on November 22, 2022.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value vested or earned under the Option Plan awards and the RSU Plan awards during the financial year ended September 30, 2022, for each NEO:

Name of NEO	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Ian McDonald	Nil	Nil	Nil
Ryan Cheung	Nil	Nil	Nil
Revati Shreeniwas(1)	Nil	123,052	Nil

______________________________________
Notes:

(1) Dr. Revati Shreeniwas' engagement with the Company was terminated on November 22, 2022.

Director Compensation for Fiscal 2022

The following table sets forth all compensation for services as a director to the Company during the fiscal years ended September 30, 2022, 2021, and 2020 in respect of the directors set out below, which for those directors who are NEOs excludes compensation for services provided as an NEO:

Name	Year	Salary ($)	Share- based Awards ($)	Option-based Awards(1) ($)	All Other Compensation ($)	Total Compensation ($)
Ian McDonald	2022 2021 2020	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Nils Christian Bottler	2022 2021 2020	Nil Nil Nil	Nil Nil Nil	23,900 39,237 Nil	Nil Nil Nil	23,900 39,237 Nil
Jeremy Fryzuk	2022 2021 2020	Nil Nil Nil	Nil Nil Nil	23,900 39,237 Nil	Nil Nil Nil	23,900 39,237 Nil
Dr. Alan Kozikowski(2)	2022 2021 2020	188,850 246,655 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	188,850 246,655 Nil

Dr. Emer Leahy(3)	2022 2021 2020	Nil Nil Nil	Nil Nil Nil	(58,132) 58,132 Nil	Nil Nil Nil	(58,132) 58,132 Nil
Jan Pedersen(4)	2022 2021 2020	174,215 N/A N/A	46,529 N/A N/A	Nil N/A N/A	Nil N/A N/A	220,744 N/A N/A
Douglas Williamson(5)	2022 2021 2020	Nil N/A N/A	63,241 N/A N/A	Nil N/A N/A	Nil N/A N/A	63,241 N/A N/A

______________________________________
Notes:

(1) Option-based awards represent the fair value of stock options granted in the year under our Stock Option Plan. The fair value of stock options granted is calculated as of the grant date using the Black-Scholes option pricing model. For discussion of the assumptions made in the valuation, refer to Note 6 to our financial statements for our fiscal year ended September 30, 2022.

(2) Dr. Alan Kozikwoski ceased to hold the position of Chief Science Officer on June 26, 2022.

(3) Dr. Emer Leahy resigned as a director on April 25, 2022.

(4) Jan Pedersen was appointed as a director on April 27, 2022.

(5) Douglas Williamson was appointed as a director on September 6, 2022.

We reimburse out-of-pocket costs that are incurred by the directors.

Outstanding Option-based Awards

The following table sets out the option-based awards outstanding as at September 30, 2022, for each director, excluding a director who is already set out in disclosure for an NEO of the Company:

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m - d - y	Value of unexercised in-the- money options(1) ($)
Jeremy Fryzuk	80,000	$1.25	11-17-2025(2)	$36,000
Nils Bottler	80,000	$1.25	11-17-2025(2)	$36,000
Douglas Williamson	80,000	$2.46	09-26-2027(3)	Nil

______________________________________
Notes:

(1) The value is the difference between the closing price of $1.70 per common share on the Canadian Securities Exchange at September 30, 2022 and the exercise price of the options.

(2) Options were granted during the year ended September 30, 2021.

(3) Options were granted during the year ended September 30, 2022.

Outstanding Share-Based Awards

There are no share-based awards outstanding as at September 30, 2022 for any of the directors of the Company, excluding a director who is already set out in disclosure for an NEO of the Company.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value vested or earned under the Option Plan awards and the RSU Plan awards during the financial year ended September 30, 2022, for each director, excluding a director who is already set out in disclosure for an NEO for the Company:

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Ian McDonald	Nil	Nil	Nil

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earnedduring the year ($)
Dr. Alan Kozikowski(1)	Nil	Nil	Nil
Jeremy Fryzuk	23,900	Nil	Nil
Nils Bottler	23,900	Nil	Nil
Dr. Emer Leahy(2)	(58,132)	Nil	Nil

______________________________________
Notes:

(1) Dr. Alan Kozikwoski ceased to hold the position of Chief Science Officer on June 26, 2022.

(2) Dr. Emer Leahy resigned as a director on April 25, 2022.

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

Board of Director Committees

The Board currently has three committees, the Audit Committee, the Nominating and Corporate Governance Committee, the Compensation Committee, and the Corporate Disclosure Committee.

Audit Committee

The Audit Committee consists of Douglas Williamson, Jeremy Fryzuk and Nils Christian Bottler (Chair). Each member of the Audit Committee satisfies the "independence" requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the Exchange Act. The Audit Committee consists solely of independent directors that satisfy the Nasdaq and SEC requirements. The Audit Committee oversees the accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

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

  reviewing significant issues affecting financial reports;

  monitoring the objectivity and credibility of the Company's financial reports;

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

Nominating and Corporate Governance Committee

On June 13, 2021, 2021, the Board of Directors adopted a new Nominating and Corporate Governance Committee Charter that complies with the requirements of Nasdaq Listing Rule 5605(e)(2), and has established a nominating and corporate governance committee (the "N&CG Committee") which operates under its Nominating and Corporate Governance Committee Charter. The N&CG Committee is currently comprised of Nils Bottler (Chair), Jeremy Fryzuk and Douglas Williamson. The N&CG Committee is responsible for (i) identifying and recommending to the Board, individuals qualified to be nominated for election to the Board; (ii) recommending to the Board, the members and chairperson for each Board committee; and (iii) periodically reviewing and assessing the Company's corporate governance principles contained in the Nominating and Corporate Governance Committee Charter and making recommendations for changes thereto to the Board.

The N&CG Committee is responsible for, among other things:

  leading the Company's search for individuals qualified to become members of the Board;

  evaluating and recommending to the Board for nomination candidates for election or re-election as directors;

  establishing and overseeing appropriate director orientation and continuing education programs;

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

Compensation Committee

On June 13, 2021, the Board of Directors adopted a new Compensation Committee Charter which complies with the requirements of Nasdaq Listing Rule 5605(d)(1) and the Board of Directors has established a Compensation Committee (the "Compensation Committee"). The Compensation Committee is comprised of Nils Bottler (Chair), Douglas Williamson and Jeremy Fryzuk.

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

  reviewing and approving the Company's compensation guidelines and structure;

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

Corporate Disclosure Committee

The Company's Corporate Disclosure Committee consists of Nils Bottler (Chair), Douglas Williamson and Jeremy Fryzuk. The Corporate Disclosure Committee oversees the effectiveness of risk management policies, procedures and practices implemented by management of the Company with respect to the Company's disclosure controls and procedures.

D. Employees

As of December 28, 2022, the Company has no employees, and operated solely through the use of our consultants. However, the Company's wholly-owned subsidiary, Bright Minds Biosciences LLC, has two employees.

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
  Consulting agreement dated December 22, 2020 between the Company and Toxicology Services, Inc., engaging the services of Dr. Thomas Grizzle as a consultant;
  Scientific Advisory Board Agreement dated February 4, 2022 between the Company and Robert C. Malenka, engaging Mr. Malenka as a member of the Company's Scientific Advisory Board;
  Independent contractor agreement dated February 11, 2022 between the Company and Herbert Y. Meltzer, engaging the services of Mr. Meltzer as a consultant;
  Scientific Advisory Board Agreement dated March 22, 2022 between the Company and Michael Bogenschutz, engaging Mr. Bogenschutz as a member of the Company's Scientific Advisory Board; and
  Scientific Advisory Board Agreement dated April 11, 2022 between the Company and Karl Deisseroth, engaging Mr. Deisseroth as a member of the Company's Scientific Advisory Board.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common share as of December 28, 2022 by: (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding common share; (b) all directors; (c) our executive officers; and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common shares.

Name	Common Shares of the Company Beneficially Owned (1)	Percentage of Common Shares Beneficially Owned (2)
Directors and Executive Officers:
Ian McDonald, Chief Executive Officer, President and Director	914,900	4.89%
Ryan Cheung(3), Chief Financial Officer	25,000	0.13%
Gideon Shapiro(4), Vice President (Discovery)	1,496,000	8.00%
Jeremy Fryzuk(5) , Director	72,800	0.39%
Nils Bottler(6), Director	72,800	0.39%
Douglas Williamson(7), Director	20,000	0.11%
Directors and Executive Officers as a Group (6 persons)	2,601,500	13.90%
Other 5% or more Shareholders:
Dr. Alan Kozikowski(8)	2,003,500	10.71%

______________________________________
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

(2) The percentage is calculated based on 18,710,359 common shares that were outstanding as of December 28, 2022.

(3) Shares beneficially owned consist of stock options to purchase 25,000 Common Shares.

(4) Shares beneficially owned consist of 1,496,000 Common Shares held directly by Mr. Shapiro.

(5) Shares beneficially owned consist of (i) 20,000 Common Shares held directly by Mr. Fryzuk, and (ii) stock options to purchase 52,800 Common Shares which have vested.

(6) Shares beneficially owned consist of (i) 20,000 Common Shares held directly by Mr. Bottler, and (ii) stock options to purchase 52,800 Common Shares which have vested.

(7) Shares beneficially owned consist of stock options to purchase 20,000 Common Shares which have vested.

(8) Shares beneficially owned consist of 2,002,500 Common Shares held directly by Mr. Kozikowski.

The information as to shares beneficially owned, not being within our knowledge, has been furnished by the officers and directors.

As at December 28, 2022, there were 141 holders of record of our common shares.

Transfer Agent

Our Common Shares are recorded in registered form on the books of our transfer agent, Computershare Trust Company located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

B. Related Party Transactions

Dr. Revati Shreeniwas

On June 5, 2020, the Company entered into an independent consultant agreement (the "CMO ICA") whereby the consultant Revati, Inc., a private corporation incorporated in the State of California, USA, was engaged and the consultant's representative, Dr. Revati Shreeniwas, will serve as the Company's Chief Medical Officer, with the services being provided in California. As compensation for performing these services, the consultant or the consultant's representative will participate in the Company's equity incentive plans and will be eligible for cash payments in respect of fees at such time as the Company begins to compensate other C-level personnel in cash and in similar proportion to total compensation (the "fees"). The cash portion of the consultant's fees was US$15,000 per month until August 2021, when it was amended to US$25,000 per month. The non-cash portion of the consultant's fees for the first year of the term was in the form of a grant of 150,000 vested stock options and 150,000 RSUs. The services will continue for an initial term of one year unless sooner terminated. The CMO ICA can be terminated by either party giving the other 30 days written notice or by mutual written agreement. At the end of the initial term, the CMO ICA will automatically be extended for additional one-year period(s) unless either party gives the other 30 days written notice. Dr. Revati Shreeniwas' engagement with the Company was terminated on November 22, 2022, and accordingly, the CMO ICA is no longer in force and effect.

Dr. Alan Kozikowski

On October 29, 2020, the Company entered into an independent contractor agreement (the "CSO ICA") whereby the contractor, Dr. Alan Kozikowski, was engaged to serve as the Company's Chief Science Officer on an as-needed basis. The contractor will be compensated for these services as determined by the Board of Directors of the Company. The services will continue for an initial term of one year unless sooner terminated. The CSO ICA can be terminated by the Company providing five working days written notice, the contractor providing three months' written notice or by mutual written agreement. At the end of the initial term, the CSO ICA will automatically be extended for additional one-year period(s) unless the Company provides contractor with 30 days written notice. Dr. Kozikwoski ceased to hold the position of Chief Science Officer on June 26, 2022, and accordingly, the CSO ICA is no longer in force and effect.

Dr. Mark A. Smith

On December 1, 2022, the Company entered into an independent contractor agreement (the "Smith ICA") whereby the contractor, Dr. Mark A. Smith, was engaged as the Company's Chief Medical Officer. For the provision of services, the contractor will be compensated US$205,000 annually, payable in monthly installments, and the contractor also received a US$35,000 signing bonus. The services will continue for an initial term of one year unless sooner terminated. The Smith ICA can be terminated by the Company providing one months' written notice, the contractor providing three months' written notice or by mutual written agreement. At the end of the initial term, the Smith ICA will automatically be extended for additional one-year period(s) unless the Company provides contractor with 30 days written notice.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The financial statements of the Company for the years ended September 30, 2022, 2021, and 2020 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this Annual Report. The financial statements including related notes are accompanied by the report of the Company's independent registered public accounting firm, DeVisser Gray LLP.

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
  alter the identifying name of any of its shares;
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

Underwriting Agreement

On February 23, 2021, the Company entered into an underwriting agreement (the "Underwriting Agreement") with Eight Capital (the "Lead Underwriter"), as lead underwriter and book-runner, Stifel Nicolaus Canada Inc., Beacon Securities Limited, and Haywood Securities Inc. (together with the Lead Underwriter, the "Underwriters"). The Underwriting Agreement was entered into in connection with the sale of 3,419,883 units of the Company (the "2021 Units") at a price of $7.57 per 2021 Unit for aggregate gross proceeds of $25,888,514.31 on March 17, 2021 pursuant to the Company's short form prospectus dated February 23, 2021 (the "2021 Unit Offering").

Each 2021 Unit consisted of one Common Share and one-half of one Common Share purchase warrant of the Company (each whole Common Share purchase warrant, a "2021 Warrant"). Each 2021 Warrant is exercisable to acquire one Common Share (each, a "2021 Warrant Share") at an exercise price of $9.46 per 2021 Warrant Share until March 17, 2024, subject to adjustment and the Acceleration Right (as defined herein).

Pursuant to the Underwriting Agreement, the Underwriters were paid fees for their services in the amount of $916,317.13 plus expenses and received compensation warrants entitling them to purchase an aggregate of 132,666 Common Shares at a price of $7.57 per Common Share for a period of thirty-six months following closing.

Warrant Indenture

In connection with the 2021 Unit Offering, the Company and Computershare Trust Company of Canada (the "Warrant Agent") entered into a warrant indenture (the "2021 Warrant Indenture") dated March 17, 2021 governing the terms of the 2021 Warrants.

The 2021 Warrant Indenture provides for adjustment in the number of 2021 Warrant Shares issuable upon the exercise of the 2021 Warrants and/or the exercise price per 2021 Warrant Share upon the occurrence of certain events. However, no adjustment in the exercise price or the number of 2021 Warrant Shares issuable upon the exercise of the 2021 Warrants is required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price. Pursuant to the 2021 Warrant Indenture, the Company must give notice to the Warrant Agent and to the holders of the 2021 Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the 2021 Warrants or the number of 2021 Warrant Shares issuable upon exercise of the 2021 Warrants. The notice must be given not less than fourteen (14) days prior to any such applicable record date. If notice has been given and the adjustment is not then determinable, the Company shall promptly, after the adjustment is determinable, file with the Warrant Agent a computation of the adjustment and give notice to the holders of the 2021 Warrants of such adjustment computation.

The 2021 Warrant Indenture also provides that, if, at any time following the closing of the Offering, the daily volume weighted average trading price of the Common Shares on the CSE for any ten (10) consecutive trading days equals or exceeds $13.25 per Common Share, the Company shall have the right to, upon issuing a news release, to accelerate the expiry date of the 2021 Warrants to a date that is at least thirty (30) days following the date of such news release (the "Acceleration Right").

No fractional 2021 Warrant Shares are issuable upon the exercise of any 2021 Warrants and no compensation will be paid in lieu of fractional 2021 Warrant Shares. Except as may be specifically provided in the 2021 Warrant Indenture, nothing in the 2021 Warrant Indenture or in the holding of a warrant certificate, entitlement to a 2021 Warrant or otherwise, confers or is to be construed as conferring upon holders of 2021 Warrants any right or interest whatsoever as a shareholder of the Company, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings the Company's shareholders or any other proceedings of the Company, or the right to dividends and other allocations.

Exclusive License Agreement

On April 23, 2021, the Company entered into the License Agreement with the UIC pursuant to which it was granted the License to the Inventions. The Company had previously been evaluating the Inventions pursuant to the Roth Kozikowski Agreement, as amended. In consideration for the License, the Company (i) paid the University a signing fee of US$100,000, less US$15,000 paid by the Company pursuant to the Option Agreement; and (ii) issued 63,000 Payment Shares to the University (part of which is received by the University on behalf of the University of North Carolina at Chapel Hill). Additionally, the Company will pay the University a royalty on net sales of products derived from the Inventions and a portion of all revenue received by the Company from sublicencees. The Payment Shares are subject to a voluntary hold period of five years from the date of issuance. See "Item 4. Information on the Company - B. Business Overview - Patent and Patent Applications - Kozikowski-Roth Patents."

Agency Agreement

On August 25, 2022, the Company entered into an agency agreement (the "Agency Agreement") with Eight Capital (the "Agent"). The Agency Agreement was entered into in connection with the sale of 2,858,000 units of the Company (the "2022 Units") at a price of $1.40 per 2022 Unit for aggregate gross proceeds of $4,001,200 on August 30, 2022 pursuant to the Company's prospectus supplement dated August 25, 2022 to its short form base shelf prospectus dated June 7, 2021 (the "2022 Unit Offering").

Each 2022 Unit consisted of one Common Share and one Common Share purchase warrant of the Company (a "2022 Warrant"). Each 2022 Warrant is exercisable to acquire one Common Share (each, a "2022 Warrant Share") at an exercise price of $1.76 per 2022 Warrant Share until August 30, 2024.

Pursuant to the Agency Agreement, the Agent was paid cash commission for their services in the amount of $280,084 plus expenses and received compensation warrants ("Compensation Warrants") entitling them to purchase an aggregate of 134,040 2022 Units at a price of $1.40 per 2022 Unit until August 30, 2024.

In connection with the 2022 Offering, H.C. Wainwright & Co. ("HCW) acted as the Company's U.S. capital markets advisor. As compensation for their services HCW was paid $93,326.80 plus expenses and received 91,158 Compensation Warrants.

Warrant Indenture

In connection with the 2022 Unit Offering, the Company and the Warrant Agent entered into a warrant indenture (the "2022 Warrant Indenture") dated August 30, 2022 governing the terms of the 2022 Warrants.

The 2022 Warrant Indenture provides for adjustment in the number of 2022 Warrant Shares issuable upon the exercise of the 2022 Warrants and/or the exercise price per 2022 Warrant Share upon the occurrence of certain events. However, no adjustment in the exercise price or the number of 2022Warrant Shares issuable upon the exercise of the 2022 Warrants is required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price. Pursuant to the 2022 Warrant Indenture, the Company must give notice to the Warrant Agent and to the holders of the 2022 Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the 2022 Warrants or the number of 2022 Warrant Shares issuable upon exercise of the 2022 Warrants. The notice must be given not less than fourteen (14) days prior to any such applicable record date. If notice has been given and the adjustment is not then determinable, the Company shall promptly, after the adjustment is determinable, file with the Warrant Agent a computation of the adjustment and give notice to the holders of the 2022 Warrants of such adjustment computation.

No fractional 2022 Warrant Shares are issuable upon the exercise of any 2022 Warrants and no compensation will be paid in lieu of fractional 2022 Warrant Shares. Except as may be specifically provided in the 2022 Warrant Indenture, nothing in the 2022 Warrant Indenture or in the holding of a warrant certificate, entitlement to a 2022 Warrant or otherwise, confers or is to be construed as conferring upon holders of 2022 Warrants any right or interest whatsoever as a shareholder of the Company, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings the Company's shareholders or any other proceedings of the Company, or the right to dividends and other allocations.

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

I. Subsidiary Information

The Company has two wholly-owned subsidiaries: Bright Minds Biosciences LLC, a limited liability company formed pursuant to the laws of Delaware, and Bright Minds Bioscience Pty. Ltd., a company formed pursuant to the laws of Australia. Neither of the subsidiaries are material subsidiaries to the Company.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash balance. At September 30, 2022, the Company had cash of $11,627,913, which was held with a major bank in Canada and a major bank in the United States. Because of the balance on deposit with one bank, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The maximum exposure to credit risk is the carrying amount of the Company's financial instruments. The credit risk is assessed as low.

Foreign Exchange Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. At September 30, 2022, the company had the following foreign currency balances - cash (US$862,731 and AUD $27,123), receivables (US$30,102 and AUD $42,000), prepaid (US$116,276 and AUD $13,417) and accounts payable (US$785,439 and AUD $215,218). The Company is not exposed to significant foreign exchange risk.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company's main source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding. At September 30, 2022, the company had cash of $11,627,913 to cover current liabilities of $1,472,489.

Capital Management

Management's objective is to manage its capital to ensure that there are adequate capital resources to safeguard the Company's ability to continue as a going concern through the optimization of its capital structure. The capital structure consists of share capital and working capital. In order to achieve this objective, management makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. To maintain or adjust the capital structure, management may invest its excess cash in interest bearing accounts of Canadian chartered banks and/or raise additional funds externally as needed. The Company is not subject to externally imposed capital requirements. The Company's management of capital did not change during the year ended September 30, 2022.

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

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company's disclosure controls and procedures as of the end of the period covered by this Annual Report, that being as at September 30, 2022. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of September 30, 2022.

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

Under the supervision and with the participation of our CEO and CFO, our management assessed the effectiveness of our internal control over financial reporting as at September 30, 2022. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at September 30, 2022.

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

Changes In Internal Control Over Financial Reporting

Except as noted above, during the period ended September 30, 2022, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As disclosed above, as of the date hereof, our Audit Committee is comprised of Douglas Williamson, Jeremy Fryzuk and Nils Christian Bottler (Chair), each of whom is independent under the listing standards regarding "independence" within the meaning of the Listing Rules of Nasdaq.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed and accrued to us by DeVisser Gray LLP for the fiscal year ended September 30, 2022 and 2021:

	Year Ended September 30
	2022	2021
Audit Fees:	$98,000	$98,125
Audit Related Fees:	$-	$-
Tax Fees:	$2,000	$1,750
Total:	$100,000	$99,875

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

Auditor PCAOB Identification 1054

Bright Minds Biosciences Inc.

Consolidated Financial Statements

For the years ended September 30, 2022, 2021, and 2020

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Bright Minds Biosciences Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Bright Minds Biosciences Inc. (“the Company”) as of September 30, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended September 30, 2022, 2021 and 2020, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for the years ended September 30, 2022, 2021 and 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ De Visser Gray LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada
December 22, 2022

We have served as the Company’s auditor since 2020.

Bright Minds Biosciences Inc. Consolidated Statements of Financial Position (Expressed in Canadian dollars)

		September 30,	September 30,
As at	Notes	2022	2021
		$	$
ASSETS
Current Assets
Cash and cash equivalents		11,627,913	19,760,015
Sales tax receivable		114,518	110,146
Other receivables		41,261	-
Prepaids		164,429	168,207
		11,948,121	20,038,368
Non-Current Assets
Right-of-use asset	11	138,863	-
Intangible assets	4	-	2,000
TOTAL ASSETS		12,086,984	20,040,368

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	5	1,404,561	638,573
Lease liability - current portion	11	67,928	-
		1,472,489	638,573
Non-Current Liabilities
Lease liability - non-current portion	11	71,983	-
TOTAL LIABILITIES		1,544,472	638,573

Shareholders' equity
Share capital	6	32,237,844	27,080,281
Subscriptions receivable		-	(33,684)
Reserves	6	2,479,466	1,565,055
Deficit		(24,174,798)	(9,209,857)
TOTAL SHAREHOLDERS' EQUITY		10,542,512	19,401,795
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		12,086,984	20,040,368

Nature and continuance of operations (Note 1)

Subsequent event (Note 13)

Approved on behalf of the Board of Directors:

"Ian McDonald"	"Nils Bottler"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

3 | Page

Bright Minds Biosciences Inc. Consolidated Statements of Comprehensive Loss (Expressed in Canadian dollars)

		For the year ended	For the year ended	For the year ended
	Notes	September 30, 2022	September 30, 2021	September 30, 2020
		$	$	$
EXPENSES
Consulting fees	6,7	771,329	394,624	-
Directors' compensation	6,7	99,438	136,612	-
Foreign exchange		(12,151)	(154,099)	-
Funds processing fees - private placements		-	18,665	5,568
Marketing, advertising, and investor relations	6	551,864	852,151	9,618
Office and administrative	11	478,248	197,125	637
Professional fees	6,7	650,196	709,954	104,251
Regulatory and filing		243,079	181,743	5,451
Research and development	6,7,10	12,180,938	6,313,988	354,852
		(14,962,941)	(8,650,763)	(480,377)
OTHER ITEMS
Impairment of intangible assets	4	(2,000)	-	-

Net loss and comprehensive loss		(14,964,941)	(8,650,763)	(480,377)

Basic and diluted loss per share		(1.21)	(0.96)	(0.13)

Weighted average number of common shares outstanding -basic and diluted		12,351,917	8,974,023	3,612,436

The accompanying notes are an integral part of these consolidated financial statements.

4 | Page

Bright Minds Biosciences Inc. Consolidated Statements of Changes in Shareholders’ Equity (Expressed in Canadian Dollars)

	Share Capital
	Number of shares	Share capital	Subscriptions receivable	Subscriptions received	Reserves	Deficit	Total
		$	$	$	$	$	$
Balance as at September 30, 2019	4,119,600	205,980	(81,980)	-	-	(78,717)	45,283
Private placement	623,941	779,924	80,980	147,426	-	-	1,008,330
Share issue costs	-	(5,243)	-	-	-	-	(5,243)
Share-based compensation	-	-	-	-	161,300	-	161,300
Net loss	-	-	-	-	-	(480,377)	(480,377)
Balance as at September 30, 2020	4,743,541	980,661	(1,000)	147,426	161,300	(559,094)	729,293
Private placements	5,049,021	27,924,936	(32,684)	(147,426)	-	-	27,744,826
Finder's fees - cash	-	(1,516,317)	-	-	-	-	(1,516,317)
Finder's fees - broker warrants	-	(521,000)	-	-	521,000	-	-
Finder's fees - share options	-	(2,140)	-	-	2,140	-	-
Share issue costs	-	(290,309)	-	-	-	-	(290,309)
Debt settlement with shares	14,799	18,500	-	-	-	-	18,500
Special warrant conversion	16,000	20,000	-	-	-	-	20,000
Warrants exercised	1,948,000	97,400	-	-	-	-	97,400
Shares issued to the University	63,000	368,550	-	-	-	-	368,550
Share-based compensation	-	-	-	-	880,615	-	880,615
Net loss	-	-	-	-	-	(8,650,763)	(8,650,763)
Balance as at September 30, 2021	11,834,361	27,080,281	(33,684)	-	1,565,055	(9,209,857)	19,401,795
Private placement	2,858,000	4,001,200	33,684	-	-	-	4,034,884
Finder's fees - cash	-	(539,329)	-	-	-	-	(539,329)
Finder's fees - compensation warrants	-	(531,000)	-	-	531,000	-	-
Finder's fees - share options	-	(39,355)	-	-	39,355	-	-
Share issue costs	-	(260,650)	-	-	-	-	(260,650)
Warrants exercised	2,649,800	1,653,170	-	-	-	-	1,653,170
Compensation warrants exercised	225,198	846,277	-	-	(531,000)	-	315,277
Shares issued to a consultant	25,000	27,250	-	-	-	-	27,250
Share-based compensation (Note 6)	-	-	-	-	875,056	-	875,056
Net and comprehensive loss	-	-	-	-	-	(14,964,941)	(14,964,941)
Balance as at September 30, 2022	17,592,359	32,237,844	-	-	2,479,466	(24,174,798)	10,542,512

The accompanying notes are an integral part of these consolidated financial statements.

5 | Page

Bright Minds Biosciences Inc. Consolidated Statements of Cash Flows (Expressed in Canadian Dollars)

	For the year ended	For the year ended	For the year ended
	September 30, 2022	September 30, 2021	September 30, 2020
	$	$	$
Operating activities
Net loss for the year	(14,964,941)	(8,650,763)	(480,377)
Non-cash items:
Depreciation - Right-of-use asset	6,037	-	-
Foreign exchange	(258,824)	(223,787)	-
Shares recorded as consulting fees	27,250	-	-
Shares recorded as research and development	-	368,550	-
Share-based compensation	875,056	880,615	161,300
Interest on lease liability	2,173	-	-
Impairment of intangible assets	2,000	-	-
Changes in non-cash operating working capital items:
Sales tax receivable	(4,372)	(110,146)	-
Other receivables	(41,261)
Prepaids	3,778	(89,920)	(78,287)
Accounts payable and accrued liabilities	765,988	506,150	108,972
Net cash used in operating activities	(13,587,116)	(7,319,301)	(288,392)

Financing activities
Private placement proceeds	4,034,884	27,744,826	1,008,330
Finder's fees	(539,329)	(1,516,317)	-
Share issue costs	(260,650)	(290,309)	-
Special warrant proceeds	-	22,875	-
Refund of special warrant proceeds	-	(2,875)	-
Warrant exercise proceeds	1,653,170	97,400	-
Compensation warrant exercise proceeds	315,277	-	-
Principal portion of lease liability	(7,162)	-	-
Net cash from financing activities	5,196,190	26,055,600	1,008,330

Change in cash and cash equivalents	(8,390,926)	18,736,299	719,938
Effect of foreign exchange on cash	258,824	223,787	-
Cash and cash equivalents, beginning of year	19,760,015	799,929	79,991

Cash and cash equivalents, end of year	11,627,913	19,760,015	799,929

SUPPLEMENTARY INFORMATION
Debt settled by issuing shares	-	18,500	-
Fair value ascribed by brokers' warrants issued	-	521,000	-
Fair value of options issued as finders' fees	39,355	2,140	-
Share issue costs included in accounts payable	-	-	5,243

The accompanying notes are an integral part of these consolidated financial statements.

6 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

Bright Minds Biosciences Inc. (the "Company") was incorporated under the Business Corporations Act of British Columbia on May 31, 2019. The Company's objective is to generate income and achieve long term profitable growth through the development of therapeutics to improve the lives of patients with certain severe and life-altering diseases. On February 8, 2021, the Company started trading on the Canadian Stock Exchange ("CSE") under the symbol DRUG. On May 17, 2021, the Company started trading on the OTCQB under the symbol BMBIF. On November 8, 2021, the Company started trading on the NASDAQ under the symbol DRUG. The registered address of the Company is located at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada. The head office address of the Company is located at 19 Vestry Street, New York, NY 10013, USA.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at September 30, 2022, the Company is not able to finance day to day activities through operations and has incurred a loss of $14,964,941 for the year ended September 30, 2022. The Company has a deficit of $24,174,798 since inception and negative operating cash flows. As at September 30, 2022, the Company has working capital of $10,475,632 (September 30, 2021 - $19,399,795). The continuing operations of the Company are dependent upon its ability to attain profitable operations and generate funds therefrom. Management intends to finance operating costs with equity financings, loans from directors and companies controlled by directors and/or private placement of common shares.

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

2.  STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

These consolidated financial statements were approved for issue on December 22, 2022 by the directors of the Company.

Statement of compliance

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

Basis of preparation

Depending on the applicable IFRS requirements, the measurement basis used in the preparation of these consolidated financial statements is cost, net realizable value, fair value or recoverable amount. These consolidated financial statements, except for the statement of cash flows, are based on the accrual basis.

7 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Bright Minds Biosciences LLC, a Delaware limited liability company, and Bright Minds Bioscience Pty Ltd., a proprietary company registered under the Corporations Act of Australia on June 24, 2021. On June 10, 2021, the CEO of the Company transferred, assigned and conveyed all of his membership interests in Bright Minds Biosciences LLC to the Company.

A subsidiary is an entity that the Company controls, either directly or indirectly, where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial results of the Company's subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of the Company's subsidiaries have been aligned with the policies adopted by the Company. When the Company ceases to control a subsidiary, the financial statements of that subsidiary are de-consolidated.

Inter-company balances and transactions, and any income and expenses arising from inter-company transactions, have been eliminated in these consolidated financial statements.

Critical accounting estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain of the Company's accounting policies and disclosures require key assumptions concerning the future and other estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or disclosures within the next fiscal year. Where applicable, further information about the assumptions made is disclosed in the notes specific to that asset or liability. The critical accounting estimates and judgments set out below have been applied consistently to all periods presented in these consolidated financial statements.

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

8 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

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

At September 30, 2022 and 2021, the Company has not recognized any internally-generated intangible assets.

9 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation awards

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

10 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Share capital

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

11 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

(c) Derecognition of financial assets

The Company derecognizes a financial asset if the contractual rights to the cash flows from the asset expire, or the Company transfers substantially all the risks and rewards of ownership of the financial asset. Any interests in transferred financial assets that are created or retained by the Company are recognized as a separate asset or liability. Gains and losses on derecognition are generally recognized in the consolidated statement of comprehensive loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income or loss.

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

(c) Derecognition of financial liabilities

The Company derecognizes a financial liability when the financial liability is discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statement of comprehensive loss.

Offsetting financial assets and liabilities

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

12 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve-month expected credit losses. The Company recognizes in the consolidated statement of comprehensive income or loss, as an impairment loss (or gain), the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

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

New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended September 30, 2022 and have not been applied in preparing these financial statements. The following new standards have not been adopted which may impact the Company in future:

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

13 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

New standards and interpretations not yet adopted (continued)

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

4. INTANGIBLE ASSETS

Psilocybinlabs Ltd. ("PL") was incorporated under the laws of the province of British Columbia on April 25, 2019, with the incorporator share being held by a company controlled by the CEO of the Company. On May 17, 2019, this share was transferred to the Company. On April 25, 2019, PL entered into a confirmatory assignment and waiver (the "CAW") with an individual, which was amended and restated on May 17, 2019. Pursuant to the amended and restated CAW, this individual assigned all of the right, title and interest, including all other intellectual property rights (the Rights, as described) to PL. As compensation for the assignment of the Rights, PL issued 100,000 common shares valued at $2,000 to this individual. On August 7, 2019, the Company then purchased the 100,000 common shares of PL by issuing 100,000 common shares of the Company valued at $2,000, with the reacquisition being recorded as an asset acquisition. On September 29, 2022, the directors of the Company agreed to wind-up and dissolve the subsidiary of the Company, PL and the carrying value of the intangible asset was impaired during the year ended September 30, 2022.

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2022	September 30, 2021
	$	$
Accounts payable	1,246,384	596,573
Accrued liabilities	158,177	42,000
Total accounts payable and accrued liabilities	1,404,561	638,573

6. SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

On November 10, 2020, the Directors of the Company approved the consolidation of the Company's issued and outstanding common shares on a 2.5:1 basis. All common shares, stock options and warrant references in these consolidated financial statements reflect the effect of the share consolidation.

Issued share capital for the year ended September 30, 2022

On April 11, 2022, the Company entered into a scientific advisory board agreement with Karl Deisseroth ("Deisseroth") pursuant to which the Company will pay Deisseroth a monthly fee of US$4,166.66 and issued an aggregate 25,000 common shares (the "Payment Shares") in the capital of the Company at a fair market value of $1.09 per share (total fair market value of $27,250). The Payment Shares will be issued in escrow and released to Deisseroth over a period of four years commencing on March 8, 2023 (see Note 8).

14 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

6. SHARE CAPITAL (continued)

On August 30, 2022, the Company issued 2,858,000 Units of the Company at a price per unit of $1.40 for aggregate gross proceeds of $4,001,200. Each Unit is comprised of one common share and one common share purchase warrant of the Company. Each Warrant is exercisable to acquire one common share of the Company at an exercise price of $1.76 per share until August 30, 2024. The agent was paid a cash finder's fee $280,084 and expenses of $176,065 and received compensation warrants entitling them to purchase an aggregate of 134,040 Units of the Company at a per unit price of $1.40 for a period of twenty-four months following closing, with the Units having the same terms as the Units sold pursuant to the Offering. An advisor was additionally paid a cash finder's fee of $259,245 and received compensation warrants entitling them to purchase an aggregate of 91,158 Units of the Company at a per unit price of $1.40 for a period of twenty-four months following closing, with the Units having the same terms as the Units sold pursuant to the Offering. The Company incurred additional share issue costs of $84,585 in connection with the offering.

In September 2022, 225,198 compensation warrants were exercised for gross proceeds of $315,277. Upon exercise, $531,000 was reclassified from reserves to share capital.

During the year ended September 30, 2022, 2,649,800 warrants priced at $0.05, $1.76, and $9.46 per unit were exercised for gross proceeds of $1,653,170.

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

On March 17, 2021, the Company issued 3,419,883 Units at a price per Unit of $7.57 for aggregate gross proceeds of $25,888,514. Each Unit comprised one common share and one-half of one common share purchase warrant of the Company. Each warrant is exercisable to acquire one common share of the Company at an exercise price of $9.46 per share until March 17, 2024, subject to adjustment and acceleration in certain events. If the daily volume weighted average trading price of the common shares on the CSE is equal to or greater than $13.25 per common share for any 10 consecutive trading days, the Company shall have the right to accelerate the expiry date of the warrants to a date that is at least 30 trading days following the date of the Company issuing a press release disclosing such acceleration. The underwriters were paid fees for their services in the amount of $916,317 and received compensation warrants entitling them to purchase an aggregate of 132,666 common shares at a price of $7.57 per common share for a period of thirty-six months following closing. These warrants have an ascribed value of $521,000. On February 17, 2022, the Company received $33,684 in share subscriptions receivable related to this financing.

On April 6, 2021, the Company paid a New York-based company (the "Finder") a contingent cash fee in the amount of $600,000, being 4.5% of $13,333,333 in net equity proceeds received from three investors introduced to the Company by the Finder. The Finder was also entitled to receive compensation warrants allowing it to purchase an aggregate of 8,807 common shares at a price of $7.57 per common share for a period of five years. These warrants were never issued and instead, on September 21, 2021, the Company granted compensation options (see below).

On April 23, 2021, 1,948,000 escrowed share purchase warrants were exercised for $0.05 per share for gross proceeds of $97,400.

15 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

6. SHARE CAPITAL (continued)

On April 28, 2021, the Company issued 63,000 common shares to the University at a deemed price of $5.85 per share. The $368,550 value attributed to these shares has been recognized as a research and development expense in the consolidated statements of comprehensive loss during the year ended September 30, 2021. See Note 8.

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

   •      720,120 6, 12, 18, 24, 30 and 36 months after the listing date.

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

Options granted during the year ended September 30, 2022

On September 6, 2022, the Company granted 80,000 options to a director of the Company. These options have an exercise price of $2.46 per share, expire on September 6, 2027 and vest as follows: 25% on the grant date, 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, and 25% on the third anniversary of the grant date . The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $2.46; ii) share price: $2.40; iii) term: 5 years; iv) volatility: 147.31%; v) discount rate:3.33%; and dividends: nil.

16 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

6. SHARE CAPITAL (continued)

Options granted during the year ended September 30, 2021

On November 17, 2020, the Company granted 467,000 options, to the Chief Financial Officer of the Company, two directors of the Company and seven consultants. These options have an exercise price of $1.25 per share, expire on November 17, 2025 and vest as follows:

•       25,000 options - 100% on the date of grant;

•       14,000 options - 25% on the Company's listing date on the CSE (the "Listing Date"), 25% on the first anniversary of the Listing Date and 50% on the second anniversary of the Listing Date;

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

On September 21, 2021, the Company granted 8,807 compensation options to a Finder (see above). These options have an exercise price of $7.64 per share, expire on September 21, 2024 and vest as follows: 25% on December 21, 2021, 25% on March 21, 2022, 25% on June 21, 2022 and 25% on September 21, 2022. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $7.64; ii) share price: $7.64; iii) term: 3 years; iv) volatility: 100%; v) discount rate: 0.55%; and dividends: nil.

17 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

6.    SHARE CAPITAL (continued)

The following table summarizes the movements in the Company's outstanding stock options for years ended September 30, 2022, 2021 and 2020:

	Number of options	Weighted average exercise price

Balance at September 30, 2019	-	-
Granted	150,000	$1.25
Balance at September 30, 2020	150,000	$1.25
Granted	895,807	$4.29
Cancelled*	(20,000)	$1.25
Balance at September 30, 2021	1,025,807	$3.90
Granted	80,000	$2.46
Forfeited*	(190,000)	$4.59
Balance at September 30, 2022	915,807	$3.64

* On January 21, 2021, the Company cancelled 20,000 options granted to a consultant in error on November 17, 2020. Also, a consultant and a director forfeited their right to exercise 90,000 and 100,000 options respectively.

As at September 30, 2022, the options have a weighted average remaining life of 3.39 years (September 30, 2021 - 4.28).

The following table summarizes the stock options issued and outstanding:

		Options Outstanding and Exercisable
Expiry Date	Number of options	Exercisable	Exercise price	Remaining life (Years)
September 21, 2024	8,807	8,807	$7.64	1.98
July 23, 2025	150,000	150,000	$1.25	2.81
November 17, 2025	357,000	122,333	$1.25	3.13
April 28, 2026 *	240,000	80,000	$7.60	3.58
June 15, 2026	80,000	20,000	$7.60	3.71
September 6, 2027	80,000	20,000	$2.46	4.94

* On December 1, 2022, the Company and a consultant mutually agreed to cancel 80,000 options (see Note 13).

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

On February 4, 2022 and February 11, 2022, the Company issued 25,000 RSUs and 35,000 RSUs, respectively. These RSUs vest on an annual basis over a period of four years commencing on February 1, 2023. The estimated fair value of these RSUs is $181,250 and will be recognized as an expense over the vesting period of the RSUs.

On April 27, 2022, the Company issued 100,000 RSUs to a director of the Company and these RSU's vest as follows: 25% on the date of grant and 25% each on April 27, 2024, 2025 and 2026. The estimated fair value of these RSUs is $127,000 and will be recognized as an expense over the vesting period of the RSUs.

18 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

6. SHARE CAPITAL (continued)

The following table summarizes the movements in the Company's outstanding RSUs for the years ended September 30, 2022 and 2021:

	Equity settled	Cash settled	Total	Weighted average exercise price
Balance at September 30, 2021 and 2020	380,000	-	380,000	$1.25
Granted	160,000	-	160,000	$5.91
Balance at September 30, 2022	540,000	-	540,000	$2.63

As at September 30, 2022, the RSUs have a weighted average remaining life of 3.38 years (September 30, 2021 - 3.91 years).

The following table summarizes the RSUs issued and outstanding:

		RSUs Outstanding and Exercisable
Expiry Date	Number of RSUs	Exercisable	Exercise price	Remaining life (Years)
July 23, 2025	150,000	75,000	$1.25	2.81
September 18, 2025	230,000	115,000	$1.25	2.97
February 1, 2027	25,000	-	$3.05	4.34
February 1, 2027	35,000	-	$3.00	4.34
April 27, 2027	100,000	25,000	$7.64	4.58

Share-based compensation expense recognized in the consolidated statements of comprehensive loss is comprised of the following:

	For the year ended:
	September 30, 2022	September 30, 2021	September 30, 2020
	$	$	$
Stock options	643,911	643,963	138,000
Restricted share units - equity settled grants	231,145	236,652	23,300
Total equity settled share-based compensation expense	875,056	880,615	161,300
Restricted share units - cash settled grants	-	-	-
Total share-based compensation expense	875,056	880,615	161,300

19 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

6. SHARE CAPITAL (continued)

Share-based compensation expense is included in the consolidated statements of comprehensive loss as follows:

	For the years ended:
	September 30, 2022	September 30, 2021	September 30, 2020
	$	$	$
Consulting fees	3,858	8,045	-
Directors' compensation	99,438	136,612	-
Marketing, advertising and investor relations	-	3,696	-
Professional fees	-	23,126	-
Research and development	771,760	709,136	161,300
Total share-based compensation expense	875,056	880,615	161,300

Warrants

The following table summarizes the movements in the Company's outstanding warrants for the years ended September 30, 2022 and 2021:

	Number of warrants	Weighted average exercise price
Balance at September 30, 2020	4,079,600	$0.05
Issued*	1,709,938	9.46
Issued - broker	132,666	7.57
Exercised	(1,948,000)	0.05
Balance at September 30, 2021	3,974,204	4.35
Issued	3,083,198	1.76
Issued - compensation warrants	225,198	1.40
Exercised	(2,874,998)	0.68
Balance at September 30, 2022	4,407,602	$4.78

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

On August 30, 2022, the Company granted 225,198 compensation warrants at an exercise price of $1.40 per compensation warrant expiring on August 30, 2024. Each compensation warrant comprises the one Unit under the same terms of the offering which closed on August 30, 2022. The fair value of these compensation warrants of $315,000 was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $1.40; ii) share price: $2.93; iii) term: 2 years; iv) volatility: 147.31%; v) discount rate:3.63%; and dividends: nil.

20 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

6. SHARE CAPITAL (continued)

As at September 30, 2022, the warrants have a weighted average remaining life of 1.72 (September 30, 2021 - 2.66) years.

The following table summarizes the warrants issued and outstanding:

	Warrants Outstanding
Expiry Date	Number of warrants	Exercise price	Remaining life (Years)
July 30, 2024 (1)	314,800	$0.05	1.83
March 17, 2024	1,697,438	$9.46	1.46
March 17, 2024	132,666	$7.57	1.46
August 30, 2024	2,037,500	$1.76	1.92
August 30, 2024	134,040	$1.76	1.92
August 30, 2024	91,158	$1.76	1.92

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

Included in accounts payable and accrued liabilities as at September 30, 2022 was $105,181 (September 30, 2021 - $Nil) owing to CEO of the Company and the companies controlled by key management personnel.

Compensation of Key Management Personnel

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The following table summarizes expenses related to key management personnel:

	For the year ended:
	September 30, 2022	September 30, 2021	September 30, 2020
	$	$	$
Professional fees	144,000	87,074	22,575
Research and development	572,700	772,596	26,777
Consulting fees	174,215	-	-
Share-based compensation included in directors' compensation	99,438	136,612	-
Share-based compensation included in professional fees	-	23,126	-
Share-based compensation included in research and development	123,052	236,652	161,300
	1,113,405	1,256,060	210,652

See Note 8 for related party contractual obligations.

21 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

8. CONTRACTUAL OBLIGATIONS

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
  Annual Minimums - if the total royalties paid to the University for any license year are less than the following annual minimums, the Company must pay the University the amount equal to the shortfall:
  Years 1 and 2 - $nil;
  Year 3 - $5,000;
  Year 4 - $15,000;
  Year 5 - $35,000;
  Year 6 and thereafter - $50,000; and
  After first commercial sale - $250,000 or net sales royalty, whichever is higher.
  Milestone Payments - milestone payments after the occurrence of the following milestone events:

Prior to any sublicensing agreements, joint ventures or change of control:

  $10,000 upon dosing the first patient in a Phase I trial;
  $50,000 upon dosing the first patient in the first Phase II trial;
  $250,000 upon dosing the first patient in a Phase III trial in the first clinical indication; and
  $2 million upon the first commercial sale of each clinical indication.

After any sublicensing agreements, joint ventures or change of control:

  As above;
  $250,000 upon dosing the first patient in each Phase II trial;
  $500,000 upon dosing the first patient in each Phase III trial; and
  $2 million upon the first commercial sale of each clinical indication.
22 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

8. CONTRACTUAL OBLIGATIONS (continued)

Unless otherwise agreed to in writing by the University, the Company will reimburse the University for all documented costs and expenses in connection with the Patent Rights, including the preparation, filing, prosecution, maintenance and defense thereof. From time to time, the anticipated costs and expenses may be significant and, upon request, the Company will pay the estimated costs and expenses in advance of such costs and expenses being incurred by the University.

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

Related party contracts

On June 5, 2020, the Company entered into an independent consultant agreement (the "ICA") whereby the consultant, a private corporation incorporated in the State of California, USA, was engaged and the consultant's representative will serve as the Company's Chief Medical Officer, with the services being provided in California. As compensation for performing these services, the consultant or the consultant's representative will participate in the Company's equity incentive plans and will be eligible for cash payments in respect of fees at such time as the Company begins to compensate other C-level personnel in cash and in similar proportion to total compensation (the "fees"). The non-cash portion of the consultant's fees was in the form of a grant of 150,000 vested stock options and 380,000 RSUs (see Note 6). The services will continue for an initial term of one year unless sooner terminated. The ICA can be terminated by either party giving the other 30 days written notice or by mutual written agreement. At the end of the initial term, the ICA will automatically be extended for additional one-year period(s) unless either party gives the other 30 days written notice. In March 2021, the Board of Directors authorized a monthly fee of US$15,000 and increased it to US$25,000 in August 2021. The Chief Medical Officer's engagement was terminated effective November 23, 2022 and 190,000 of the unvested RSUs were cancelled.

On October 29, 2020, the Company entered into an independent contractor agreement (the "ICA") whereby the contractor was engaged to serve as the Company's Chief Science Officer on an as-needed basis. The contractor will be compensated for these services as determined by the Board of Directors of the Company. The services will continue for an initial term of one year unless sooner terminated. The ICA can be terminated by the Company providing five working days written notice, the contractor providing three months' written notice or by mutual written agreement. At the end of the initial term, the ICA will automatically be extended for additional one-year period(s) unless the Company provides the contractor with 30 days written notice. In March 2021, the Board of Directors authorized a monthly fee of US$15,000 and increased it to US$25,000 in August 2021. Services provided by the Chief Science Officer ceased at the end of March 2022 and no further payments were made or due by the Company from April 2022 onwards. The Chief Science Officer later resigned at the end of June 2022.

In November 2021, April 2022 and September 2022, the Company entered into director indemnity agreements (the "DIAs") with seven directors (two of these directors has resigned to date) of the Company. Pursuant to the DIAs and subject to all applicable laws, including the applicable limitations and restrictions set forth in the Business Corporations Act (British Columbia), the Company will:

23 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

8. CONTRACTUAL OBLIGATIONS (continued)

  Indemnify and save harmless the Directors against and from:
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

On April 11, 2022, the Company entered into a scientific advisory board agreement with Karl Deisseroth ("Deisseroth") pursuant to which the Company will pay Deisseroth a monthly fee of US$4,167 and issued an aggregate 25,000 common shares (the "Payment Shares") in the capital of the Company (see Note 6).

Scientific advisory board agreements

The Company entered into numerous scientific advisory board agreements (the "SABAs") whereby the advisors were retained to serve as members of the Company's scientific advisory board and as consultants to the Company and senior management in the areas of scientific, technical and business advice. As compensation for performing these services, the Company will pay the advisors hourly rates of $150 and $160 per hour. The Company also granted 130,000 stock options to the advisors as part of the Company's November 17, 2020 and April 28, 2021 grant of options of which 20,000 options were cancelled on January 21, 2021 (see Note 6). In addition, the Company granted 60,000 RSU's to the advisors of the Company on February 4, 2022 and February 11, 2022 (see Note 6). The advisors have the same hour requirements and restrictions as noted below. The services will continue for initial terms of one year unless sooner terminated. At the end of the initial terms, the SABAs will automatically be extended for an additional one-year period(s) unless either party gives the other 30 days written notice.

24 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

8. CONTRACTUAL OBLIGATIONS (continued)

Consulting agreements

The Company has entered into numerous consulting agreements (the "CAs") whereby the consultants were retained to serve as advisors to the Company and senior management in the areas of public relations and content creation and scientific, technical and business advice. As compensation for performing these services, the Company will pay the advisors hourly rates between US$30 to US$600. The Company also granted 302,000 stock options to six advisors as part of the Company's November 17, 2020 and April 28, 2021 grant of options (see Note 6). The advisors being paid $400 and $600 per hour will reserve at least six full days of services to the Company and such additional days as requested by the Company each annual period, but not to exceed 36 full days of service per year unless otherwise agreed and up to a maximum of 288 hours total per year, unless otherwise agreed. The services will continue for initial terms of one year unless sooner terminated. At the end of the initial terms, the CAs will automatically be extended for an additional one-year period(s) unless either party gives the other 30 days written notice.

On October 9, 2020, the Company entered into a CA whereby the consultant was retained to serve as an advisor to the Company in the areas of scientific, technical and business advice. As compensation for performing these services, the Company will pay the advisor an hourly rate of US$130. The Company granted 90,000 stock options to the consultant on November 17, 2020 (see Note 6).

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

9.    FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The following table summarizes the carrying value of financial assets and liabilities:

	September 30, 2022	September 30, 2021
FVTPL	$	$
Cash	11,541,663	19,673,765
Guaranteed investment certificate	86,250	86,250
Cash and cash equivalents	11,627,913	19,760,015
Amortized cost
Accounts payable and accrued liabilities	1,404,561	638,573

25 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

9. FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Fair value measurement

Financial assets and liabilities that are recognized on the consolidated statement of financial position at fair value can be classified in a hierarchy that is based on the significance of the inputs used in making the measurements.

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

The Company's cash and cash equivalents is classified as Level 1, whereas accounts payable and accrued liabilities are classified as Level 2. As at September 30, 2022, the Company believes that the carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values because of their nature and relatively short maturity dates or durations.

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash and cash equivalents balance. As at September 30, 2022, the Company had cash and cash equivalents of $11,627,913 which was held with major banks in Canada, United States and Australia. Because deposits are with three banks, there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The maximum exposure to credit risk is the carrying amount of the Company's financial instruments. The credit risk is assessed as low.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. As at September 30, 2022, the Company had the following foreign currency balances - cash (US$862,731 and AU$27,123), receivables (US$30,102 and AU$42,000), prepaids (US$116,276 and AU$13,417) and accounts payable and accrued liabilities (US$785,439 and AU$215,218). A 10% fluctuation in the US$ and AU$ against the Canadian dollar would have an impact of approximately $19,000 on the net comprehensive loss.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company's main source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding. As at September 30, 2022, the Company had cash and cash equivalents of $11,627,913 to cover current liabilities of $1,472,489.

26 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

9. FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Capital management

Management's objective is to manage its capital to ensure that there are adequate capital resources to safeguard the Company's ability to continue as a going concern through the optimization of its capital structure. The capital structure consists of share capital and working capital. In order to achieve this objective, management makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. To maintain or adjust the capital structure, management may invest its excess cash in interest bearing accounts of Canadian chartered banks and/or raise additional funds externally as needed. The Company is not subject to externally imposed capital requirements. The Company's management of capital did not change during the year ended September 30, 2022.

10. RESEARCH AND DEVELOPMENT

Research and development expense recognized in the consolidated statements of comprehensive loss is comprised of the following:

	For the year ended:
	September 30, 2022	September 30, 2021	September 30, 2020
	$	$	$
Laboratory costs (see Note 11)	146,649	82,871	25,874
Novel drug development	8,557,000	3,638,910	110,029
Patents and related payments	73,645	513,302	13,895
Salary and subcontractors	2,631,884	1,369,769	43,754
Share-based compensation (see Note 6)	771,760	709,136	161,300
	12,180,938	6,313,988	354,852

11. PREMISES LEASES

Commencing June 1, 2021, the Company entered into a commercial laboratory lease in Wauwatosa, Wisconsin USA for a term of one year at a monthly base rent of US$1,709. For the period ended September 30, 2022, $18,673 is included in laboratory costs (see Note 10).

Commencing September 1, 2021, the Company entered into an apartment lease in New York, New York USA for a term of one year at a monthly base rent of US$5,300. For the year ended September 30, 2022, $73,700 is included in office and administrative expense. Commencing September 1, 2022, the Company extended the lease for a term of two years at a monthly base rent of US$5,510 for the first year and US$5,630 for the second year of the lease.

(a) Right-of-Use Assets

As at September 30, 2022, $138,863 of right-of-use assets are recorded as follows:

2022

As at September 30, 2021	$-
Inception of lease	144,900
Depreciation	(6,037)
As at September 30, 2022	$138,863

27 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

11. PREMISES LEASES (continued)

(b) Lease Liabilities

Minimum lease payments in respect of lease liabilities and the effect of discounting are as follows:

2022

Undiscounted minimum lease payments:
Less than one year	$86,112
Two to three years	80,509
166,621
Effect of discounting	(26,710)
Present value of minimum lease payments	139,911
Less current portion	(67,928)
Long-term portion	$71,983

(c) Lease Liability Continuity

The lease liability continuity is as follows:

2022

As at September 30, 2021	$-
Inception of lease	144,900
Cash flows:
Principal payments	(4,989)
As at September 30, 2022	$139,911

During the year ended September 30, 2022, interest of $2,173 is included in the office and administrative expense on the consolidated statements of comprehensive loss.

12. INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	September 30, 2022	September 30, 2021	September 30, 2020
	$	$	$
Net loss	(14,964,941)	(8,650,763)	(480,377)
Statutory tax rate	27.26%	27.75%	27%
Expected income tax recovery	(4,079,645)	(2,400,311)	(129,702)
Deductible and non-deductible items	21,093	(256,939)	42,136
Change in deferred tax assets not recognized	4,058,552	2,657,250	87,566
Total income tax recovery	-	-	-

28 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

12. INCOME TAXES (continued)

The Company has the following deductible temporary differences for which no deferred tax has been recognized:

	September 30, 2022	September 30, 2021
	$	$
Non-capital losses	23,360,000	9,976,000
Share issue costs	1,726,000	1,448,000
Intangible assets	-	(1,000)
Valuation allowance	(25,086,000)	(11,423,000)
Net deferred income tax assets	-	-

The Company has Canadian non-capital losses of approximately $21,545,000 (2021 - $9,940,000), US non-capital losses of $ 188,000 (2021 - $30,000) and Australian non-capital losses of $1,627,000 (2021- $7,000), which may be carried forward and applied against taxable income in future years. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements and have been offset by a valuation allowance.

The Company's Canadian non-capital loss carry-forwards expire as follows:

Year of Origin	Year of Expiry	Non-Capital Losses
		$
2019	2039	42,000
2020	2040	298,000
2021	2041	8,133,000
2022	2042	14,887,000
		23,360,000

13. SUBSEQUENT EVENTS

On November 13, 2022, the Company entered into an ICA whereby the contractor was engaged to serve as the Chief Medical Officer of the Company effective December 1, 2022. The Company agreed to pay a signing bonus of US$35,000 upon the execution of the ICA and a fee of US$205,000 annually, payable in monthly installments. The Company also agreed to reimburse for reasonable and approved expenses arising in connection with the performance of the services. The services will continue for an initial term of one year unless sooner terminated. The ICA can be terminated by the Company providing one month written notice, the contractor providing three months' written notice or by mutual written agreement. At the end of the initial term, the ICA will automatically be extended for additional one-year period(s) unless the Company provides the contractor with 30 days written notice. In connection with the ICA, the Company granted 300,000 options with an exercise price of $1.65 per share, expire on December 1, 2027 and vest as follows: 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, 25% on the third anniversary of the grant date, and 25% on the fourth anniversary of the grant date.

On December 1, 2022, the Company issued 1,100,000 RSUs to the directors of the Company. These RSUs vest on an annual basis over a period of four years commencing on December 1, 2022 and expiring on December 1, 2027.

On December 1, 2022, the Company and a consultant mutually agreed to cancel 80,000 options that were previously granted on April 28, 2021 (see Note 6).

29 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2022, 2021, and 2020 (Expressed in Canadian Dollars)

13. SUBSEQUENT EVENTS (continued)

On December 2, 2022, the Company closed a non-brokered private placement of 666,000 pre-funded warrants ("PFWs") of the Company at a price of $1.249 per PFW and 974,000 Units of the Company at a price of $1.25 per Unit for aggregate gross proceeds of $2,049,334. Each PFW is exercisable into one Unit at an exercise price of $0.001 per Unit on the date that is the earlier of (a) the date the holder thereof elects to exercise the PFWs and pays the exercise price, and (b) December 2, 2024. Each Unit is comprised of one common share and one common share purchase warrant of the Company. Each warrant is exercisable to acquire one common share of the Company at an exercise price of $1.35 per share until December 2, 2024.

Subsequent to September 30, 2022, an aggregate of 144,000 warrants were exercised for gross proceeds of $253,440.

30 | Page

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

1.1	Notice of Articles(1)

1.2	Articles(1)

2.1	Form of Common Share Certificate(1)

2.2	Description of Registrant's Securities*

4.1	Escrow Agreement dated January 28, 2021(1)

4.2	Independent Contractor Agreement with Dr. Alan Kozikowski dated October 29, 2020(2)+

4.3	Independent Consultant Agreement with Revati, Inc. dated June 5, 2020(2)+

4.4	Independent Contractor Agreement with Dr. Giedon Shapiro dated November 17, 2021(2)+

4.5	Consulting Agreement with Dr. Krista Lanctot dated August 15, 2020(1)+

4.6	Consulting Agreement with Werner Tueckmantel dated August 15, 2020(1)+

4.7	Consulting Agreement with John McCorvy dated August 15, 2020(1)+

4.8	Consulting Agreement with Peter Kowey dated August 15, 2020(1)+

4.9	Consulting Agreement with Arina Zhukova dated August 15, 2020(1)+

4.10	Consulting Agreement with Laurentiu Nicolae dated August 15, 2020(1)+

4.11	Consulting Agreement with Jesse Damsker dated August 15, 2020(1)+

4.12	Consulting Agreement with Toxicology Services Inc. dated December 22, 2020(1)+

4.13	Consulting Agreement with John McCall dated January 25, 2021(1)+

4.14	Scientific Advisory Board Agreement with Narayan R. Kissoon, MD dated June 1, 2020(1)+

4.15	Scientific Advisory Board Agreement with Peter Hendricks dated July 14, 2020(1)+

4.16	Scientific Advisory Board Agreement with Jianmin Duan dated April 21, 2021(1)+

4.17	Services Agreement dated June 22, 2020 between the Company and the Medical College of Wisconsin, Inc. (1)+

4.18	Sponsored Research Agreement dated October 15, 2020 between the Company and the University of Texas Medical Branch at Galveston d/b/a UTMB Health(1)+

4.19	First Amendment to the Sponsored Research Agreement between the Company and the University of Texas Medical Branch at Galveston d/b/a UTMB Health dated June 11, 2021(1)+

4.20	Underwriting Agreement dated February 23, 2021 among the Company, Eight Capital, Stifel Nicolaus Canada Inc., Beacon Securities Limited and Haywood Securities Inc.(1)

4.21	Warrant Indenture dated March 17, 2021 between the Company and Computershare Trust Company of Canada(1)

4.22	Option Agreement dated May 26, 2020 between the Company and the Board of Trustees of the University of Illinois.(2)+

4.23	Exclusive License Agreement dated April 23, 2021 between the Company and the Board of Trustees of the University of Illinois.(1)+

4.24	Independent Contractor Agreement with Dr. Mark A. Smith dated December 1, 2022*+

4.25	Agency Agreement between the Company and Eight Capital dated August 25, 2022*+

4.26	Warrant Indenture dated August 30, 2022 between the Company and Computershare Trust Company of Canada*+

8.1	List of Subsidiaries*

11.1	Code of Business Conduct and Ethics(1)

12.1	Section 302(a) Certification of CEO*

12.2	Section 302(a) Certification of CFO*

13.1	Section 906 Certifications of CEO and CFO*

15.1	Audit Committee Charter(1)

15.2	Nominating and Corporate Governance Committee Charter(1)

15.3	Compensation Committee Charter(1)

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Notes:

*	Filed herewith.

+	Portions of this exhibit have been omitted pursuant to a request for confidential treatment. Confidential information has been omitted from the exhibit in places marked "****"and has been filed separately with the SEC.
(1)	Filed as an exhibit to our registration statement on Form 20-F as filed with the SEC on June 17, 2021 and incorporated herein by reference.
(2)	Filed as an exhibit to our registration statement on Form 20-F/A (Amendment No. 1) as filed with the SEC on July 29, 2021 and incorporated herein by reference.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bright Minds Biosciences Inc.

Date: December 29, 2022

By:	/s/ Ian McDonald
Ian McDonald
President and Chief Executive Officer