Form 20-F
period 2023-09-30
BRIGHT MINDS BIOSCIENCES INC.
filed 2023-12-29
CIK 1827401

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

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

4,463,837 Common Shares, Without Par Value

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

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐
Non Accelerated Filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check market whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S. C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

  expectations that provisional patent applications will be converted to regular patent applications or refiled as new provisional patent applications 12 months from their filing dates;

  expectations that international patent applications will enter the national phase;

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

  the Company's ability to obtain additional funds through the sale of equity or debt commitments;

  the Company's ability to obtain the necessary regulatory approvals;

  expectations that regulatory requirements will be maintained;

  expectations related to general business and economic conditions;

  the Company's ability to successfully execute its plans and intentions;

  the availability of financing on reasonable terms to the Company;

  the Company's ability to attract and retain skilled staff;

  expectations about market competition;

  expectations about the products, services and technology offered by the Company's competitors; and

  expectations that the Company's current good relationships with its suppliers, service providers and other third parties will be maintained.

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

  the Company has limited experience in completing clinical trials and has only completed one phase one drug trial to date;

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

  the Company may not achieve the timelines for project development set out in this Annual Report;

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

PART I

The following discussion and analysis, prepared for the year ended September 30, 2023, is a review of our operations, current financial position and outlook and should be read in conjunction with our annual consolidated financial statements for the year ended September 30, 2023 and the notes thereto. We present our financial statements in Canadian dollars. All references to "C$" are to Canadian dollars and references to "US$" are to United States dollars. On September 29, 2023, the daily average exchange rate for the conversion of Canadian dollars into U.S. dollars as reported by the Bank of Canada was C$1.00 = US$0.74.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

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

We may not commercialize, market, promote or sell any product candidate without obtaining marketing approval from the FDA (as defined herein) or comparable foreign regulatory authorities, and we may never receive such approvals. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans and will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of its product candidates, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

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

We have limited experience in completing clinical trials and have only completed on phase one drug trial to date.

In July 2023, we completed its first Phase 1 clinical trial for its lead compound, BMB-101. However, we have not yet demonstrated an ability to obtain regulatory approval, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialisation of a product candidate. We may not be able to file an IND for BMB-101 or any of our other product candidates on the timelines we expect, if at all. For example, we may experience manufacturing delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing further clinical trials to begin, or that, once begun, issues will not arise that require us to suspend or terminate clinical trials. Commencing each of these clinical trials is subject to finalizing the trial design based on discussions with the FDA and other regulatory authorities. Any guidance we receive from regulatory authorities is subject to change. For example, a regulatory authority could change its position, including on the acceptability of our trial designs or the clinical endpoints selected, which may require us to complete additional clinical trials or impose stricter approval conditions than we currently expect.

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

The Company intends to obtain clinical trial insurance for its clinical trials. However, the insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Insurance coverage is becoming increasingly expensive, and, in the future, we, or any of our collaborators, may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or at all to protect against losses due to liability. Even if our agreements with any future collaborators entitle us to indemnification against product liability losses, such indemnification may not be available or adequate should any claim arise. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or inhibit the commercialization of our product candidates. If a successful product liability claim or a series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

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

Risks Related to Our Common Shares

Our executive officers and directors beneficially own approximately 31.51% of our Common Shares.

As of December 22, 2023, our executive officers and directors beneficially own, in the aggregate, approximately 31.51% of our Common Shares, which includes shares that our executive officers and directors have the right to acquire pursuant to warrants and stock options which have vested. As a result, they are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our Company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

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

Additionally, we had 228,161 stock options, 192,000 RSUs and 1,709,285 warrants outstanding as of December 22, 2023. The exercise price of some of these options and warrants is below our current market price, and you could purchase shares in the market at a price in excess of the exercise price of our outstanding warrants or options. If the holders of these options and warrants elect to exercise them, your ownership position will be diluted and the per share value of the Common Shares you have or acquire could be diluted as well. As a result, the market value of our Common Shares could significantly decrease as well.

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

Our Common Shares began trading on the Canadian Securities Exchange (the "CSE") on February 8, 2021 and began trading on The Nasdaq Capital Market ("Nasdaq") on November 8, 2021. Our Common Shares have typically been "thinly-traded", meaning that the number of persons interested in purchasing our Common Shares at or near bid prices at any given time was relatively small or non-existent. This could be due to a number of factors, including that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our Common Shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our Common Shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. The Company cannot predict when periods of increased trading activity may occur, or whether they will occur at all. Broad or active public trading market for our Common Shares may not develop or be sustained.

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

We incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the U.S. Securities and Exchange Commission (the "SEC") and Nasdaq, impose various requirements on the corporate governance practices of public companies. We are an "emerging growth company", as defined in the JOBS Act, and will remain an emerging growth company until the earlier of : (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the U.S. Securities Act, (b) in which we have total annual gross revenue of at least US$1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Common Shares that is held by non-affiliates exceeds US$700 million as of the prior June 30th; and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company's internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

Our head office is located at 19 Vestry Street, New York, NY 10013.

Additional information related us is available on SEDAR+ at www.sedarplus.ca and on our website at https://brightmindsbio.com/. We do not incorporate the contents of our website or of www.sedarplus.ca into this Annual Report. Information on our website does not constitute part of this Annual Report. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which can be viewed as www.sec.gov.

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
  No hERG inhibition
  Not cytotoxic or genotoxic
  Favorable metabolite profile

-	Formulation studies: Formulation stability and homogeneity Solubility at different pH solutions/solvents Preformulation studies	Perform preformulation study of test compound, evaluate stability and solubility	Test compound has a good solubility in aqueous media and organic solvents. The API (active pharmaceutical ingredient) solid was chemically stable
-	Toxicity assessment 28-day toxicity studies (mice and dogs) 90-day toxicity studies (mice and dogs)	To assess safety of the test compound in 2 animal models	28-day tox studies completed - reports are finalized. 90-day tox studies are completed - reports are finalized
Dravet Syndrome	Zebrafish and Mouse models of Dravet Syndrome (Belgium, confidential collaboration)	Define if test compound has an efficacy in animal models of Dravet Syndrome	Zebrafish treated with test compound experienced reduced locomotion and duration of epileptiform, and mice treated with test compound experienced reduced duration of seizures.
Epilepsy	NIH ETSP program (collaboration on epilepsy). Series of studies. Mouse Maximal Electroshock (MES),6 Hz Seizure, and Rotarod Motor Impairment Assays	Test the compound in animal seizure models
  Mice treated with test compound at higher dose experienced no seizures when induced at 0,25 and 1 hour.
  ¾ of Mice treated with middle dose experienced no seizures at 0,25 hours.
  Mice treated with lower dose experienced no difference in induced seizures.

Opioid withdrawal (Opioid use disorder, OUD)	Substance use Disorder in rats (Dr. Cunningham lab)	Determine the efficacy of test compound to suppress drug intake in male rats trained to stably self-administer fentanyl	Rats treated with test compound (in higher doses) experienced 65% less fentanyl intake in an opioid use rat model
Opioid withdrawal (Opioid use disorder, OUD)	Substance use Disorder in rats (Dr. Cunningham lab)	Determine the efficacy of lead compound to reduce fentanyl seeking behaviour New compound and additional dosages included in new study design	Lead compound showed efficacy in validated rat models for the treatment of opioid use disorder, 66% less fentanyl intake

	Binge Eating Disorder (BED)	BED trial in rats (Dr. Cunningham)	Determine the efficacy of test compound to suppress binge eating behavior in male rats	Rats treated with test compound experienced 47% fewer binge eating episodes in validated rat model to a similar extent as lorcaserin (reference)
	Alzheimer’s Disease	Dave Morgan	Test the compound for behavioral changes in APP+PS1 mice (model of Alzheimer’s Disease)	Test compound showed significant effect in agitation in open field without other effects on learning and memory performance
5-HT2A	Depression and PTSD	Lead optimization - BRET (Bioluminescence Resonance Energy Transfer) assays (John McCorvy)	Describe the 5-HT2 profile of the test compounds Choose lead and backup compounds	More than 100 compounds screened and profiled Lead and backup compounds with minimal 2B agonism are selected
		Head Twitch Response trials (Halberstadt lab) (both 2A and 2A/2C programs)	Evaluate head twitch response in mice	16 BMB compounds screened with a range of activity in vivo. The most active compounds are selected for a further assessment in ADMEPK studies
ADMEPK studies (studies on absorption, distribution, metabolism, and excretion and pharmacokinetics):

  Brain binding and plasma protein binding
  Mouse, rat, dog, monkey PK
  Plasma stability, Hepatocyte stability, CYP (Cytochrome P450) inhibition, Permeability in CaCO2 cells
  Metabolites identification/profiling in cross-species hepatocyte/plasma, Kinetic solubility
			Describe the ADMEPK properties. Ensure the drug-like properties	ADMEPK profiling is completed for the lead compound Based on the obtained data the selected route of administration is subcutaneous or intramuscular ADMEPK is in process for the backup compounds
		Salt screen and solubility assessment	To choose the salt form for further studies that allows higher solubility	Hydrochoride salt has been chosen as the preferred salt form
		Safety Screen 44, hERG screening and Ames test at Eurofins (both 2A and 2A/2C programs)	Early screen for safety liabilities in vitro	hERG risk assessment is complete, 11 compounds considered as having low risk

No Ames test liability found for tested compounds No safety liabilities identified for the tested compounds
		NIH PSPP collaboration	In vitro opioid & abuse liability, PK and protein binding studies	The test compound has passed the Tier 1 and is in process of Tier 2 studies (rotarod test will start in August)
	Depression	Depression trials in rats (Dr. Cunningham lab)	Determine the efficacy of BMB compounds in rat model of depression (OBX rats)	Single dose of the test compound showed significant and long lasting inhibition of abnormal behavioral activity in the surgery induced abnormal rats
5-Ht2a+2c	Depression Pain disorders	Lead optimization - BRET (Bioluminescence Resonance Energy Transfer) assays (John McCorvy)	Describe the 5-HT2 profile of the test compounds	Design, molecule modeling, and synthesis continue to identify highly selective/safe 2A/2C agonists
		PsychoGenics Inc. collaboration	To assess the potential of compounds to treat psychiatric disorders by comparing their complex behavioral profiles with those from a proprietary reference database at the drug class level	BMB compounds showed clear antidepressant class profile in SmartCube model
		Head Twitch Response trials (Halberstadt lab) (both 2A and 2A/2C programs)	Evaluate head twitch response in mice	16 BMB compounds screened with a range of activity in vivo. The most active compounds are selected for a further assessment in ADMEPK studies
		ADMEPK studies	Describe the ADMEPK properties of the test compounds. Ensure the drug-like properties	In process
		Safety Screen 44, hERG screening and Ames test at Eurofins (both 2A and 2A/2C programs)	Early screen for safety liabilities in vitro	hERG risk assessment is complete, 11 compounds considered as having low risk No Ames test liability found for tested compounds No safety liabilities identified for the tested compounds

The Company has completed a Phase 1 clinical trial on its leading product candidate, 5-HT2Cagonist, as follows:

Product	Indications	Clinical Trial	Major Objective	Outcome
BMB-101	Undisclosed Seizure Disorder	Phase 1 SAD, MAD and Food Effects	Safety, PK/PD and Exploratory Effect markers
  Based on safety results, BMB-101 was safe and well-tolerated by healthy subjects.
  The maximum tolerated dose of BMB-101 in this study was determined to be 180 mg/70 kg in the SAD study and 150 mg/ 70 kg. bid in the MAD study.
  Plasma pharmacokinetics indicated a plasma half-life of 5-7 hrs compatible with twice a day dosing.
  Prolactin and qEEG changes were indicative of central target engagement of central 5-HT2c receptors by BMB-101.

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

On March 12, 2020, Bright Minds filed a United States provisional application that was assigned a serial number of US 62/988,926. This patent application focused on psilocin analogs that have been decorated with functionality appropriate to achieving the goals of maintaining the desired 5-HT2A activity while being devoid of 5-HT2B activity. On March 12, 2021, Bright Minds filed a Patent Cooperation Treaty patent application that claims priority to US 62/988,926. Such Patent Cooperation Treaty patent application was assigned a serial number of PCT/CA2021/050336. In September 2022, PCT/CA2021/050336 entered the national phase in the United States of America; the United States application, which has been assigned a serial number of 17/911,022, is currently pending. In October 2022, PCT/CA2021/050336 entered the national phase in the European Union; the European Union application, which has been assigned a serial number of 21768153.5, is currently pending.

On April 29, 2020, Bright Minds filed a United States provisional application that was assigned a serial number of US 63/017,627. This patent application focused on psilocin analogs that have been decorated with functionality appropriate to achieving the goals of maintaining the desired 5-HT2A activity while being devoid of 5-HT2B activity; on April 29, 2021, US 63/017,627 expired without further public disclosure. On May 4, 2021, Bright Minds filed a United States provisional application that was assigned a serial number of US 63/184,040; US 63/184,040 included subject matter that was previously recited in US 63/017,627; on May 4, 2022, US 63/184,040 expired without further public disclosure. On May 5, 2022, Bright Minds filed a United States provisional application that has been assigned a serial number of US 63/338,842; US 63/338,842 includes subject matter that was previously recited in US 63/184,040 and US 63/017,627; on May 5, 2023, US 63/338,842 expired without further public disclosure. On May 8, 2023, Bright Minds filed a United States provisional application that has been assigned a serial number of US 63/464,749; US 63/464,749 includes subject matter that was previously recited in US 63/338,842 and US 63/184,040 and US 63/017,627.

On May 26, 2021, Bright Minds filed a United States provisional application that was assigned a serial number of US 63/193,062. This patent application focused on substitutions at a particular position on an indole structure. On May 25, 2022, Bright Minds filed a Patent Cooperation Treaty patent application that claims priority to US 63/193,062. Such Patent Cooperation Treaty patent application has been assigned a serial number of PCT/CA2022/050833. In November 2023, PCT/CA2022/050833 entered the national/regional phase in the United States of America (assigned application number 18/562,587), Canada (assigned application number 3,219,940), Japan (assigned application number 2023-573064), and the European Union (assigned application number 22810004.6). Bright Minds will also enter the national phase for this international application in South Korea and China. The deadline to enter the South Korean national phase is December 26, 2023. The deadline to enter the Chinese national phase is January 26, 2024 (by way of a 2 month extension).

On January 4, 2022, Bright Minds filed a United States provisional application that has been assigned a serial number of US 63/296,430. This patent application focuses on phenethylamine compounds. On November 4, 2022, Bright Minds filed a second United States provisional application focused on phenethylamine compounds; this provisional application has been assigned a serial number of US 63/422,730. On January 4, 2023, Bright Minds filed a Patent Cooperation Treaty patent application that claims priority to US 63/296,430 and US 63/422,730. Such Patent Cooperation Treaty patent application has been assigned a serial number of PCT/CA2023/050003.

On May 6, 2022, Bright Minds filed a United States provisional application that has been assigned a serial number of US 63/338,889. This patent application focuses on substitutions at a particular position on an indole structure. On May 2, 2023, Bright Minds filed a Patent Cooperation Treaty patent application that claims priority to US 63/338,889. Such Patent Cooperation Treaty patent application has been assigned a serial number of PCT/CA2023/050595.

Bright Minds is currently listed as an applicant in the following matters:

Patent Application Number	Region	Title	Inventors	Applicant	Filing Date	Status
17/911,022	USA	3-(2-(AMINOETHYL)-INDOL-4-OL DERIVATIVES, METHODS OF PREPARATION THEREOF, AND THE USE AS 5-HT2 RECEPTOR MODULATORS	Alan KOZIKOWSKI; Gideon SHAPIRO; Werner TUECKMANTEL John McCORVY	Bright Minds Biosciences Inc.; The Medical College of Wisconsin Inc.	September 12, 2022 (national phase entry of PCT/CA2021/050336 having an international filing date of March 12, 2021, which claims priority to US 62/988,926 filed March 12, 2020)	Pending

21768153.5	European Union	3-(2-(AMINOETHYL)-INDOL-4-OL DERIVATIVES, METHODS OF PREPARATION THEREOF, AND THE USE AS 5-HT2 RECEPTOR MODULATORS	Alan KOZIKOWSKI; Gideon SHAPIRO; Werner TUECKMANTEL John McCORVY	Bright Minds Biosciences Inc.; The Medical College of Wisconsin Inc.	October 12, 2022 (national phase entry of PCT/CA2021/050336 having an international filing date of March 12, 2021, which claims priority to US 62/988,926 filed March 12, 2020)	Pending
PCT/CA2023/050003	PCT	Phenethylamines and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL;	Bright Minds Biosciences Inc.	January 4, 2023 (claims priority to US63/296,430 filed January 4, 2022 and US63/422,730 filed November 4, 2022)	Pending
PCT/CA2023/050595	PCT	Azepinoindoles and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL;	Bright Minds Biosciences Inc.	May 2, 2023 (claims priority to US 63/338,889 filed May 6, 2022)	Pending
63/464,749	USA	Heterocyclic Compounds and Methods of Preparation Thereof	Werner TUECKMANTEL; Alan KOZIKOWSKI;	Bright Minds Biosciences Inc.	May 8, 2023	Pending
18/562,587	USA	Heterocyclic Compounds and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL; John MCCORVY; Uros LABAN;	Bright Minds Biosciences Inc.; The Medical College of Wisconsin Inc.

November 20, 2023

(national phase entry of PCT/CA2022/050833 having an international filing date of May 25 2022, which claims priority to US 63/193,062 filed May 26, 2021 and US 63/309,735 filed February 14, 2022)

Pending
3,219,940	Canada	Heterocyclic Compounds and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL; John MCCORVY; Uros LABAN;	Bright Minds Biosciences Inc.; The Medical College of Wisconsin Inc.

November 21, 2023

(national phase entry of PCT/CA2022/050833 having an international filing date of May 25 2022, which claims priority to US 63/193,062 filed May 26, 2021 and US 63/309,735 filed February 14, 2022)

Pending

2023-573064	Japan	Heterocyclic Compounds and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL; John MCCORVY; Uros LABAN;	Bright Minds Biosciences Inc.; The Medical College of Wisconsin Inc.

November 24, 2023

(national phase entry of PCT/CA2022/050833 having an international filing date of May 25 2022, which claims priority to US 63/193,062 filed May 26, 2021 and US 63/309,735 filed February 14, 2022)

Pending
22810004.6	European Union	Heterocyclic Compounds and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL; John MCCORVY; Uros LABAN;	Bright Minds Biosciences Inc.; The Medical College of Wisconsin Inc.

November 29, 2023

(national phase entry of PCT/CA2022/050833 having an international filing date of May 25 2022, which claims priority to US 63/193,062 filed May 26, 2021 and US 63/309,735 filed February 14, 2022)

Pending
Pending	South Korea	Heterocyclic Compounds and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL; John MCCORVY; Uros LABAN;	Bright Minds Biosciences Inc.; The Medical College of Wisconsin Inc.

To be filed before December 26, 2023

(national phase entry of PCT/CA2022/050833 having an international filing date of May 25 2022, which claims priority to US 63/193,062 filed May 26, 2021 and US 63/309,735 filed February 14, 2022)

Pending
Pending	China	Heterocyclic Compounds and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL; John MCCORVY; Uros LABAN;	Bright Minds Biosciences Inc.; The Medical College of Wisconsin Inc.

To be filed before January 26, 2024 (2 month grace period)

(national phase entry of PCT/CA2022/050833 having an international filing date of May 25 2022, which claims priority to US 63/193,062 filed May 26, 2021 and US 63/309,735 filed February 14, 2022)

Pending

Trademarks

Bright Minds has applied to register the following trademark applications:

Trademark	Country	Application Number (Registration Number)	Filing Date (Registration Date)	Status
BRIGHT MINDS	Canada	2,016,213 (TMA1202388)	2020-03-06 (2023-10-11)	Registered
BRIGHT MINDS	United States of America	90/245,748	2020-10-09	Pending

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

Other than the Company's executive headquarters in New York, the Company does not own or lease any other real property and it does not own any equipment. The Company's registered office is located in Vancouver, Canada. The nature of the space is immaterial to the Company's operations as physical operating activities related to research and development programs and the Company's clinical trial are primarily outsourced to trusted contract research organizations and clinical trial centres, including but not limited to the University of Texas, the Medical College of Wisconsin, and CMAX Clinical Research.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

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

Additional information related us is available on SEDAR+ at www.sedarplus.ca and www.brightmindsbio.com. We do not incorporate the contents of our website or of www.sedarplus.ca into this Annual Report. Information on our website does not constitute part of this Annual Report.

Financing

Our ability to continue operations will depend on our continued ability to raise capital on acceptable terms. We incurred losses of $8,650,763 for the year ended September 30, 2021, $14,964,941 for the year ended September 30, 2022, and $7,372,225 for the year ended September 30, 2023, and anticipate incurring losses for the year ending September 30, 2024. We had negative operating cash flows of $7,024,265 for the year ended September 30, 2023 and anticipate negative operating cash flows during the year ended September 30, 2024. Although we had working capital surplus of $6,531,803, including cash and cash equivalents of $6,747,986, at September 30, 2023, we anticipate further financings through the sale of our shares. If we are not successful in raising additional capital on terms that are acceptable to us, we may be forced to curtail or cease operations.

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

A. Operating Results

Results of Operations for the Year ended September 30, 2023 as Compared to the Year Ended September 30, 2022

Revenues

Since inception, the Company has not realized any revenue.

Operating Expenses

During the year ended September 30, 2023, the Company incurred a net loss of $7,372,225 compared to a net loss of $14,964,941 for the corresponding period in 2022. The increase in net loss between the two years resulted from an overall ramp up of operations. The largest expense items in net comprehensive loss are described below.

Consulting fees. Consulting fees were $207,930 for the year ended September 30, 2023 compared to $771,329 for the year ended September 30, 2022. The decrease of $563,399 was a result of a discontinuation of services from various consultants.

Foreign exchange. Foreign exchange recovery was $14,189 for the year ended September 30, 2023 compared to $12,151 for the year ended September 30, 2022. The increase of $2,038 was a result of volatility in the foreign exchange market.

Funds processing fees. Funds processing fees were $Nil for the year ended September 30, 2023 compared to $Nil for the year ended September 30, 2022 because the Company did not incur any of these cost in either year.

Marketing, advertising and investor relations expenses. Marketing, advertising and investor relations expenses were $119,418 for the year ended September 30, 2023 compared to $551,864 for the year ended September 30, 2022. The decrease of $432,446 was a result of the discontinuation of certain marketing and advertising activities for the year.

Office and administrative expenses. Office and administrative expenses were $278,809 for the year ended September 30, 2023 compared to $478,248 for the year ended September 30, 2022. The decrease of $199,439 was a result of fewer overhead expenditures incurred by the Company personnel.

Professional fees. Professional fees were $437,679 for the year ended September 30, 2023 compared to $650,196 for the year ended September 30, 2022. The decrease of $212,517 was a result of the fewer instances and business activity during the current year requiring professional services in comparation to the previous year.

Regulatory and filing expenses. Regulatory and filing expenses were $186,651 for the year ended September 30, 2023 compared to $243,079 for the year ended September 30, 2022. The decrease of $56,428 was a result the non-recurring regulatory fees from the prior year listing on the Nasdaq which did not occur in the current year.

Research and development expenses. Research and development were $4,999,944 for the year ended September 30, 2023 compared to $12,180,938 for the year ended September 30, 2022. The decrease of $7,180,994 was a result of the completion of certain research and development activities in the current year.

Net Loss

As a result of the above factors, we reported a net loss for the year ended September 30, 2023 of $7,372,225, compared to a net loss of $14,964,941 for the corresponding period in 2022.

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

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net loss of $7,372,225 during the year ended September 30, 2023, and had a cash and cash equivalents balance and a working capital surplus of $6,747,986 and $6,531,803, respectively, as at September 30, 2023. There can be no assurance that funding from this or other sources will be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations.

As of September 30, 2023, the Company had 3,772,072 issued and outstanding shares and 5,386,954 shares on a fully-diluted basis. The Company began trading on Canadian Stock Exchange on February 8, 2021 and began trading on Nasdaq on November 8, 2021.

The Company had $6,531,803, of working capital surplus as at September 30, 2023, compared to $10,475,632 of working capital surplus as at September 30, 2022. The decrease in working capital resulted from decreased capital raises in the current year

Capital Resources

As at September 30, 2023, the Company had cash of $6,747,986 (September 30, 2022: $11,627,913). The Company continues to pursue additional equity financing although there can be no guarantees given that the Company will be successful in such endeavors.

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

  the classification of financial instruments; and
  the calculation of deferred income taxes require judgement in interpreting tax rules and regulations.

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

C. Research and Development, Patents and Licenses, etc.

The following table summarizes the material components of research and development expenditure across its drug portfolio for the years ended September 30, 2023, 2022, and 2021:

Drug Portfolio	For the year ended September 30, 2023	For the year ended September 30, 2022	For the year ended September 30, 2021
	$	$	$
5-HT2A	832,621	2,165,206	1,724,833
5-HT2C	3,485,285	8,412,193	3,626,015
5-HT2C/A	682,038	1,603,539	963,140
TOTAL	4,999,944	12,180,938	6,313,988

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

F. Tabular Disclosure of Contractual Obligations

The following table provides the Company's contractual obligations:

Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	80,509	80,509	Nil	Nil	Nil
Operating Lease Obligations	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	90,523	90,523	Nil	Nil	Nil

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since
Ian McDonald, Dubai, UAE	36	President, Chief Executive Officer and Director	May 31, 2019
Ryan Cheung, British Columbia, Canada	45	Chief Financial Officer	May 29, 2020
Dr. Mark Smith, Elkton, MD	68	Chief Medical Officer	December 1, 2022
Nils Christian Bottler(1)(2)(3)(4), Berlin, Germany	36	Director	September 29, 2020
Jeremy Fryzuk(1)(2)(3)(4), London, UK	38	Director	September 29, 2020
Dr. Jan Pedersen, Soborg, Denmark	59	Director and Chief Science Officer	April 27, 2022 (Director) June 26, 2022 (Interim Chief Science Officer) September 22, 2022 (Chief Scientific Officer)
David Weiner(1)(2)(3)(4), New York, USA	59	Director	February 16, 2023

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

(4) Member of Corporate Disclosure Committee.

Business Experience

The following summarizes the occupation and business experience during the past five years or more for our directors and executive officers as of the date of this Annual Report:

Ian McDonald, President, Chief Executive Officer and Director

Mr. McDonald is an entrepreneur and former investment banker. Prior to joining the Company, Mr. McDonald served on the management team at a TSX-listed gold mining company. In that capacity, Mr. McDonald developed and implemented the corporate strategy as it relates to M&A and capital markets resulting in a $160 million sale within one year. Previously, he worked in a senior role at a Canadian investment bank and in private equity in Vancouver, London and Toronto. Under Mr. McDonald's guidance, clients raised hundreds of millions of dollars in capital. Mr. McDonald has served as a member of the board of directors of several TSX Venture Exchange, CSE listed and private companies.

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

David Weiner, Director

Dr. Weiner has over 25 years of experience in the discovery and clinical development of novel therapeutics for neurological, psychiatric and rare diseases. He began his career at ACADIA Pharmaceuticals, where he held a series of discovery research and clinical development roles working on multiple central nervous system (CNS) therapeutics, most notably pimavanserin, a 5-HT2A receptor inverse agonist, which is approved for the treatment of Parkinson's disease psychosis. Dr. Weiner also served as the Chief Medical Officer (CMO) and Interim Chief Executive Officer (CEO) for Proteostasis Therapeutics, CMO at aTyr Pharma and Lumos Pharma, CEO at Amathus Therapeutics, and as an independent board member and senior executive at Eleusis, a company focused on therapeutic development of psychedelics and novel 5-HT2A receptor agonists. He has authored more than 30 scientific publications and patents and serves on multiple clinical and scientific advisory boards, including the Michael J. Fox Foundation for Parkinsons Research. He received his M.D. from the School of Medicine and Biomedical Sciences, SUNY at Buffalo, was a Howard Hughes Medical Institute Research Scholar at the NIH, trained in neurology at New York Hospital, Memorial Sloan Kettering, Cornell Medical Center, and did a post-doctoral fellowship in neuropharmacology at the University of Vermont.

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

  David Weiner;

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

Board Diversity Matrix

The table below reports self-identified diversity statistics for the Board of the Company as required by NASDAQ Rule 5606:

Country of Principal Executive Offices					Canada
Foreign Private Issuer					Yes
Disclosure Prohibited Under Home Country Law					No
	As at December 21, 2023				As at November 9, 2022
	Number of Directors:		5		Number of Directors:		5
Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	0	5	0	0	0	5	0	0
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1				1
LGBTQ+	0				0
Did Not Disclose Demographic Background	0				0

Under Nasdaq listing rule 5605(f), the Company is required to (i) have at least one diverse director, or (ii) explain why it does not have at least one diverse director on its Board. The Company currently has one diverse director.

B. Compensation

Compensation Discussion and Analysis

This section sets out the objectives of our Company's executive compensation arrangements, our Company's executive compensation philosophy and the application of this philosophy to our Company's executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board of Directors made in fiscal 2023 with respect to its Named Executive Officers (as herein defined). When determining the compensation arrangements for the Named Executive Officers, our Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our Company's shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Elements of the Compensation Program

The responsibilities relating to executive and director compensation, including reviewing and recommending compensation of the Company's officers and employees and overseeing the Company's base compensation structure and equity-based compensation program is performed by the Board and the Compensation Committee. The Board and Compensation Committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company's senior management. The Compensation Committee generally reviews the compensation of senior management on an annual basis taking into account compensation paid by other issuers of similar size and activity and the performance of officers generally and in light of the Company's goals and objectives.

The Company is a small biotechnology company with limited resources. The compensation for senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including: (a) attracting and retaining talented, qualified and effective executives; (b) motivating the short and long-term performance of executives; and (c) better aligning the interests of executive officers with those of the Company's shareholders. In the Board's view, paying salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies is compiled from a variety of sources, including national and international publications. Further, the Board believes that to attract and retain qualified and effective executives the Company must pay base salaries which are reasonable in relation to the level of service expected while remaining competitive in the markets in which the Company operates.

The Compensation Committee determines the compensation for the CEO and for the Company's other officers. In each case, the Compensation Committee takes into consideration the executive's performance in light of established goals and objectives, prior experience of the executive, industry standards, competitive salary information on comparable companies of similar size and stage of development, the degree of responsibility and participation of the executive in the day-to-day affairs of the Company, and the Company's available cash resources.

The Board an has assessed the Company's compensation plans and programs for its executive officers to ensure alignment with the Company's business plan and to evaluate the potential risks associated with those plans and programs. The Board has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company. The Board considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

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

In determining the base salary of an executive officer, the Compensation Committee considers the following factors:

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

Bonus Incentive Compensation

The Company's objective is to achieve certain strategic objectives and milestones. The Compensation Committee considers executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. The Compensation Committee approves executive bonus compensation dependent upon compensation levels based on recommendations of the CEO. Such recommendations are generally based on information provided by issuers that are similar in size and scope to the Company's operations.

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

Compensation Review Process

The Company's Compensation Committee reviews the Company's compensation guidelines and structure. More specifically, the Compensation Committee:

  annually reviews and approves the corporate goals and objectives with respect to compensation for the Chief Executive Officer of the Company and evaluates the Chief Executive's performance in light of these established goals and objectives. Based upon these evaluations the Compensation Committee sets the Chief Executive Officer's annual compensation, including salary, bonus, incentive and equity compensation. The Chief Executive Officer is not present when their compensation is considered or determined by the Compensation Committee;

  annually reviews and approves the evaluation process and compensation structure for the Company's other officers including salary, bonus, incentive and equity compensation and evaluates their individual performance in light of these established goals and objectives. Based upon their evaluations the Compensation Committee set the officer's annual compensation, including salary, bonus, incentive and equity compensation. No officer may be present when their compensation is considered or determined by the Compensation Committee;

  annually reviews the Company's incentive compensation and other equity-based plans and recommends changes in such plans to the Board as needed; and

  periodically reviews and makes recommendations to the Board regarding the compensation of non-management directors, including Board and Committee retainers, meeting fees, equity-based compensation and such other forms of compensation and benefits as the Compensation Committee may consider appropriate.

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

The Company did not retain a compensation consultant during financial years ending September 30, 2023, September 30, 2022 or September 30, 2021.

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

Named Executive Officer and Principal Position	Year	Salary (C$)	Share based awards (C$)(1)	Equity incentive awards (C$)(1)	Annual Incentive Plan (C$)	Long- term Incentive Plan (C$)	Pension Value (C$)	All Other Compen- sation (C$)	Total Compen- sation (C$)
Ian McDonald(2) President and CEO	2023 2022 2021	Nil Nil Nil	626,178 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	626,178 Nil Nil
Ryan Cheung(3) CFO	2023 2022 2021	120,000 144,000 86,575	Nil Nil Nil	Nil Nil 23,126	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	120,000 144,000 109,701
Jan Pedersen(4) Chief Science Officer	2023 2022 2021	243,550 174,215 N/A	556,174 46,529 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	799,724 220,744 N/A
Mark Smith(5) Chief Medical Officer	2023 2022 2021	272,946 N/A N/A	Nil N/A N/A	177,975 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	450,921 N/A N/A
Revati Shreeniwas(6) Former Chief Medical Officer	2023 2022 2021	58,900 383,850 244,084	Nil 123,052 236,652	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	58,900 506,902 480,736

________________________________
Notes:

(1) Option-based awards represent the fair value of stock options granted in the year under our Stock Option Plan. The fair value of stock options granted is calculated as of the grant date using the Black-Scholes option pricing model. For discussion of the assumptions made in the valuation, refer to Note 6 to our financial statements for our fiscal year ended September 30, 2023. Share based awards represent the fair value of RSUs granted in the year. The fair of RSUs granted is calculated on the grant date closing value.

(2) Mr. McDonald was appointed President and a director of the Company on May 31, 2019 and as CEO on June 5, 2020.

(3) Mr. Cheung was appointed CFO of the Company on May 29, 2020.

(4) Dr. Pedersen was engaged as Interim Chief Science Officer of the Company on June 26, 2022 and permanent Chief Science Officer on September 22, 2022.

(5) Dr. Smith was appointed Chief Medical Officer on December 1, 2022.

(6) Dr. Shreeniwas was engaged as Chief Medical Officer of the Company on June 5, 2020 and her engagement with the Company was terminated on November 22, 2022

Executive Compensation Agreements

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

The following table sets forth details of the Company's equity compensation plan information as at the financial year ended September 30, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding options and settlement of outstanding RSUs (a)(1)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Equity compensation plans approved by securityholders	212,161 (Options) 222,000 (RSUs)	$4.22 (Options/RSUs)	165,046 (Options) N/A (RSUs)
Equity compensation plans not approved by securityholders(2)	N/A	N/A	N/A
Total	212,161 (Options) 222,000 (RSUs)		165,046 (Options) N/A (RSUs)

________________________________
Notes:

(1) On July14, 2023, the Company consolidated its Common Shares on the basis of five (5) pre-consolidation Common Shares for one (1) post-consolidation Common Share (the "Consolidation"). All figures in this Annual Report on stated on a post-Consolidation basis.

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

Incentive Plan Awards

Outstanding Option-based Awards

The following table sets out the option-based awards outstanding as at September 30, 2023, for any NEO:

Name	Option-based Awards(1)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m - d - y	Value of unexercised in-the- money options(2) ($)
Ryan Cheung CFO	5,000	$6.25	11-17-2025(3)	Nil
Mark Smith Chief Medical Officer	60,000	$8.25	12-01-2027(4)	Nil

____________________

Notes:

(1) All figures stated on a post-Consolidation basis.

(2) The value is the difference between the closing price of $2.15 per Common Share on the CSE at September 29, 2023 and the exercise price of the options.

(3) Options were granted on November 17, 2020.

(4) Options were granted on December 1, 2022.

Outstanding Share-Based Awards

The following table sets out share-based awards outstanding as at September 30, 2023, for any NEO:

Name	Share-based Awards(1)
	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Ian McDonald	90,000	193,500	193,500
Jan Pedersen Chief Science Officer	90,000	193,500	193,500

____________________
Notes:

(1) All figures stated on a post-Consolidation basis.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value vested or earned under the Option Plan awards and the RSU Plan awards during the financial year ended September 30, 2023, for each NEO:

Name of NEO	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Ian McDonald	Nil	Nil	Nil
Ryan Cheung	Nil	Nil	Nil
Jan Pedersen	Nil	Nil	Nil

Director Compensation for Fiscal 2023

The following table sets forth all compensation for services as a director to the Company during the fiscal years ended September 30, 2023, 2022, and 2021 in respect of the directors set out below, which for those directors who are NEOs excludes compensation for services provided as an NEO:

Name	Year	Salary ($)	Share- based Awards(1) ($)	Equity Incentive Awards(1) ($)	All Other Compensation ($)	Total Compensation ($)
Ian McDonald	2023 2022 2021	Nil Nil Nil	626,178 Nil Nil	Nil Nil Nil	Nil Nil Nil	626,178 Nil Nil
Nils Christian Bottler	2023 2022 2021	Nil Nil Nil	Nil Nil Nil	7,685 23,900 39,237	Nil Nil Nil	7,685 23,900 39,237
Jeremy Fryzuk	2023 2022 2021	Nil Nil Nil	Nil Nil Nil	7,685 23,900 39,237	Nil Nil Nil	7,685 23,900 39,237
Dr. Alan Kozikowski(2)	2023 2022 2021	N/A 188,850 246,655	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A 188,850 246,655
Dr. Emer Leahy(3)	2023 2022 2021	N/A Nil Nil	N/A Nil Nil	N/A (58,132) 58,132	N/A Nil Nil	N/A (58,132) 58,132
Jan Pedersen(4)	2023 2022 2021	243,550 174,215 N/A	556,174 46,529 N/A	Nil Nil N/A	Nil Nil N/A	799,724 220,744 N/A
Douglas Williamson(5)	2023 2022 2021	Nil Nil N/A	(63,241) 63,241 N/A	Nil Nil N/A	Nil Nil N/A	(63,241) 63,241 N/A
David Weiner(6)	2023 2022 2021	Nil Nil Nil	Nil Nil Nil	22,039 Nil Nil	Nil Nil Nil	22,039 Nil Nil

____________________
Notes:

(1) Option-based awards represent the fair value of stock options granted in the year under our Stock Option Plan. The fair value of stock options granted is calculated as of the grant date using the Black-Scholes option pricing model. For discussion of the assumptions made in the valuation, refer to Note 6 to our financial statements for our fiscal year ended September 30, 2023. Share based awards represent the fair value of RSUs granted in the year. The fair of RSUs granted is calculated on the grant date closing value.

(2) Dr. Alan Kozikwoski ceased to hold the position of Chief Science Officer on June 26, 2022.

(3) Dr. Emer Leahy resigned as a director on April 25, 2022.

(4) Jan Pedersen was appointed as a director on April 27, 2022.

(5) Douglas Williamson was appointed as a director on September 6, 2022 and resigned as a director effective January 9, 2023.

(6) David Weiner was appointed a director on February 16, 2023.

We reimburse out-of-pocket costs that are incurred by the directors.

Outstanding Option-based Awards

The following table sets out the option-based awards outstanding as at September 30, 2023, for each director, excluding a director who is already set out in disclosure for an NEO of the Company:

Name	Option-based Awards(1)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m - d - y	Value of unexercised in-the- money options(2) ($)
Jeremy Fryzuk	16,000	$6.25	11-17-2025(3)	$Nil
Nils Bottler	16,000	$6.25	11-17-2025(3)	$Nil
David Weiner	16,000	$5.25	02-16-2028(4)	$Nil

____________________
Notes:

(1) All figures stated on a post-Consolidation basis.

(2) The value is the difference between the closing price of $2.15 per Common Share on the CSE at September 30, 2023 and the exercise price of the options.

(3) Options were granted during the year ended September 30, 2021.

(4) Options were granted during the year ended September 30, 2023.

Outstanding Share-Based Awards

There are no share-based awards outstanding as at September 30, 2023 for any of the directors of the Company, excluding a director who is already set out in disclosure for an NEO of the Company.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value vested or earned under the Option Plan awards and the RSU Plan awards during the financial year ended September 30, 2023, for each director, excluding a director who is already set out in disclosure for an NEO for the Company:

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Ian McDonald	Nil	626,178	Nil
Jeremy Fryzuk	7,685	Nil	Nil
Nils Bottler	7,685	Nil	Nil
Dr. Emer Leahy(1)	Nil	Nil	Nil
Douglas Williamson	Nil	Nil	Nil
David Weiner	22,039	Nil	Nil

______________________
Notes:

(1) Dr. Emer Leahy resigned as a director on April 25, 2022.

(2) Douglas Williamson resigned as a director on January 9, 2023.

Clawback Policy

On December 1, 2023, the Board adopted a Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation (the "Clawback Policy") providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer's chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

Pension Benefits

We do not have any defined benefit pension plans or any other plans providing for retirement payments or benefits.

Termination of Employment and Change of Control Benefits

Details with respect to termination of employment and change of control benefits for our directors and executive officers is reported above under the section titled "Executive Compensation Agreements".

C. Board Practices

Board of Directors

Our Notice of Articles and Articles were filed as Exhibits 1.1 and 1.2, respectively, to our registration statement on Form 20-F as filed with the SEC on June 17, 2021 and incorporated herein by reference. The Articles of the Company provide that the number of directors is set at:

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

Audit Committee

The Audit Committee consists of David Weiner, Jeremy Fryzuk and Nils Christian Bottler (Chair). Each member of the Audit Committee satisfies the "independence" requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the Exchange Act. The Audit Committee consists solely of independent directors that satisfy the Nasdaq and SEC requirements. The Audit Committee oversees the accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

On June 13, 2021, the Board of Directors adopted a new Nominating and Corporate Governance Committee Charter that complies with the requirements of Nasdaq Listing Rule 5605(e)(2), and has established a nominating and corporate governance committee (the "N&CG Committee") which operates under its Nominating and Corporate Governance Committee Charter. The N&CG Committee is currently comprised of Nils Bottler (Chair), Jeremy Fryzuk and David Weiner. The N&CG Committee is responsible for (i) identifying and recommending to the Board, individuals qualified to be nominated for election to the Board; (ii) recommending to the Board, the members and chairperson for each Board committee; and (iii) periodically reviewing and assessing the Company's corporate governance principles contained in the Nominating and Corporate Governance Committee Charter and making recommendations for changes thereto to the Board.

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

Compensation Committee

On June 13, 2021, the Board of Directors adopted a new Compensation Committee Charter which complies with the requirements of Nasdaq Listing Rule 5605(d)(1) and the Board of Directors has established a Compensation Committee (the "Compensation Committee"). The Compensation Committee is comprised of Nils Bottler (Chair), David Weiner and Jeremy Fryzuk.

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

Corporate Disclosure Committee

The Company's Corporate Disclosure Committee consists of Nils Bottler (Chair), David Weiner and Jeremy Fryzuk. The Corporate Disclosure Committee oversees the effectiveness of risk management policies, procedures and practices implemented by management of the Company with respect to the Company's disclosure controls and procedures.

D. Employees

As of December 21, 2023, the Company has no employees, and operated solely through the use of our consultants and independent contractors. However, the Company's wholly-owned subsidiary, Bright Minds Biosciences LLC, has one employee.

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
  Independent Contractor Agreement dated November 17, 2020 between the Company and Dr. Gideon Shapiro engaging the services of Dr. Shapiro as Vice President (Discovery) of the Company;
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

Warrants

The Company's officers and directors currently hold an aggregate of 661,765 warrants exercisable into common shares of the Company.

F. Disclosure of Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our Common Share as of December 22, 2023 by: (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding Common Shares; (b) all directors; (c) our executive officers; and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their Common Shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their Common Shares.

Name	Common Shares of the Company Beneficially Owned (1)	Percentage of Common Shares Beneficially Owned(2)
Directors and Executive Officers:
Ian McDonald(3), Chief Executive Officer, President and Director	1,536,510	29.98%
Ryan Cheung(4), Chief Financial Officer	5,000	0.11%
Jeremy Fryzuk(5), Director	21,280	0.48%
Nils Bottler(6), Director	20,000	0.45%
Jan Torleif Pedersen(7), Chief Science Officer and Director	60,000	1.33%
David Weiner(8), Director	4,000	0.09%
Directors and Executive Officers as a Group (7 persons)	1,646,790	31.51%
Other 5% or more Shareholders:
Dr. Alan Kozikowski	400,500	8.97%
Gideon Shapiro	299,200	6.70%

____________________
Notes

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or common shares: (i) voting power, which includes the power to vote, or to direct the voting of common shares; and (ii) investment power, which includes the power to dispose or direct the disposition of common shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the common shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of Common Shares actually outstanding on December 22, 2022.

(2) The percentage is calculated based on 4,463,737 Common Shares that were outstanding as of December 22, 2023.

(3) Shares beneficially owned consist of (i) 874,745 Common Shares held directly by Mr. McDonald, and (ii) warrants to purchase 661,765 Common Shares.

(4) Shares beneficially owned consist of stock options to purchase 5,000 Common Shares.

(5) Shares beneficially owned consist of (i) 5,280 Common Shares held directly by Mr. Fryzuk, and (ii) stock options to purchase 16,000 Common Shares which have vested.

(6) Shares beneficially owned consist of (i) 4,000 Common Shares held directly by Mr. Bottler, and (ii) stock options to purchase 16,000 Common Shares which have vested.

(7) Shares beneficially owned consist of restricted share units to acquire 60,000 Common Shares which have vested.

(8) Shares beneficially owned consist of stock options to purchase 4,000 Common Shares.

The information as to shares beneficially owned, not being within our knowledge, has been furnished by the officers and directors.

As at December 21, 2023, there were 138 holders of record of our Common Shares.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The financial statements of the Company for the years ended September 30, 2023, 2022, and 2021 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this Annual Report. The financial statements including related notes are accompanied by the report of the Company's independent registered public accounting firm, DeVisser Gray LLP.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing

Our Common Shares are traded on the CSE and Nasdaq under the symbol "DRUG".

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

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of our Company. The discussion is general only; it is not a substitute for independent legal advice from an investor's own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an "entity"). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business that is not a Canadian "cultural business" is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Innovation, Science and Industry (the "Minister") is satisfied that the investment is likely to be of net benefit to Canada. For investments in Canadian "cultural businesses" that are reviewable, the Minister of Canadian Heritage is responsible for reviewing the investment to confirm it is likely to be of net benefit to Canada. We do not believe that the Company is a Canadian cultural business as the term "cultural business" is defined in the Investment Act.

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

In the case of a direct acquisition by a "WTO investor", the threshold is significantly higher. An investment in common shares of our Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the company and the enterprise value of the assets of the company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2023, this amount is CAD$1.287 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is CAD$1.931 billion for 2023); each year, both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

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

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to the acquisition of common shares of our Company, are exempt from the Investment Act, including:

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

Provided the common shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the CSE) at the time of disposition, the common shares generally will not constitute "taxable Canadian property" of a U.S. Holder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions are met concurrently: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships in which the U.S. Holder or such non-arm's length persons holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company; and (ii) more than 50% of the fair market value of the common shares of the company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, common shares could also be deemed to be "taxable Canadian property".

U.S. Holders who may hold common shares as "taxable Canadian property" should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and compliance procedures under the Tax Act, none of which is described in this summary.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The documents concerning our Company referred to in this Annual Report may be viewed at our registered office, 1500 - 1055 West Georgia St., Vancouver, BC, V6E 4N7 (Telephone: (647) 407-2515), during normal business hours. Copies of our financial statements and other continuous disclosure documents required under the Securities Act (British Columbia) are available for viewing on SEDAR+ at www.sedarplus.ca. All of the documents referred to are in English.

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

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash balance. At September 30, 2023, the Company had cash of $6,747,986, which was held with a major bank in Canada and a major bank in the United States. Because of the balance on deposit with one bank, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The maximum exposure to credit risk is the carrying amount of the Company's financial instruments. The credit risk is assessed as low.

Foreign Exchange Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. As at September, 2023, the Company had the following foreign currency balances - cash (US$677,231 and AU$602,203), receivables (AU$4,709), prepaids (US$14,783 and AU$395) and accounts payable and accrued liabilities (US$82,470, 4,150 Euros, and AU$29,087). A 10% fluctuation in the US$ and AU$ against the Canadian dollar would have an impact of approximately $132,000 on comprehensive loss.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company's main source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding. As at September, 2023, the Company had cash and cash equivalents of $6,747,986 to cover current liabilities of $280,856.

Capital Management

Management's objective is to manage its capital to ensure that there are adequate capital resources to safeguard the Company's ability to continue as a going concern through the optimization of its capital structure. The capital structure consists of share capital and working capital. In order to achieve this objective, management makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. To maintain or adjust the capital structure, management may invest its excess cash in interest bearing accounts of Canadian chartered banks and/or raise additional funds externally as needed. The Company is not subject to externally imposed capital requirements. The Company's management of capital did not change during the year ended September 30, 2023.

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

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company's disclosure controls and procedures as of the end of the period covered by this Annual Report, that being as at September 30, 2023. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of September 30, 2023.

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

Under the supervision and with the participation of our CEO and CFO, our management assessed the effectiveness of our internal control over financial reporting as at September 30, 2023. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at September 30, 2023.

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

Changes In Internal Control Over Financial Reporting

Except as noted above, during the period ended September 30, 2023, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As disclosed above, as of the date hereof, our Audit Committee is comprised of David Weiner, Jeremy Fryzuk and Nils Christian Bottler (Chair), each of whom is independent under the listing standards regarding "independence" within the meaning of the Listing Rules of Nasdaq.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed and accrued to us by DeVisser Gray LLP for the fiscal year ended September 30, 2023 and 2022:

	Year Ended September 30
	2023	2022
Audit Fees:	$64,000	$69,000
Audit Related Fees:	$-	$-
Tax Fees:	$2,300	$1,950
Total:	$66,300	$70,950

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

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company is a foreign private issuer and our common shares are listed on Nasdaq. Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 Series of the Nasdaq Listing Rules. In order to claim such an exemption, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under Nasdaq's corporate governance requirements. Set forth below is a brief summary of such differences.

Shareholder Approval Requirements

NASDAQ Listing Rule 5635 requires shareholder approval for issuances of common shares, or any securities convertible or exercisable into common shares:

(a) in connection with the acquisition of the stock or assets of another company

(i) where, due to the present or potential issuance of common shares (including shares issued pursuant to an earn-out or similar type of provision, or securities convertible into or exercisable for common shares) other than a public offering for cash:

(A) the common shares constitute or will upon issuance constitute at least 20% of the voting power outstanding before the issuance of the common shares (or, if applicable before the issuance of the securities convertible into or exercisable for common shares); or

(B) the common shares constitute or will upon issuance constitute at least 20% of the number of common shares outstanding before the issuance; or

(ii) if any director, officer or Substantial Shareholder (as defined by Rule 5635(e)(3) of the NASDAQ Listing Rules) of the listed company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the target company or assets to be acquired, or in the consideration to be paid in the transaction or series of related transactions, and the present or potential issuance of common shares, or securities convertible into or exercisable for common shares, could result in an increase of 5% or more in the outstanding common shares or voting power of the listed company; and

(b) where the issuance or potential issuance will result in a change of control of the listed company.

The Company intends to follow the British Columbia corporate and securities laws, which do not require shareholder approval for dilutive events unless the Company were to dispose of all or substantially all of its undertaking. In addition, the Company intends to follow the Canadian Securities Exchange policies which require shareholder approval on the occurrence of a "fundamental change", defined by the policies of the Canadian Securities Exchange to be an asset purchase (whether for cash or securities), take-over (either a formal or exempt bid), amalgamation, arrangement or other form of merger, the result of which is that for the next 12-month period at least 50% of the issuer's:

(a) assets or resources are expected to be comprised of,

(b) anticipated revenues are expected to be derived from, or

(c) expenditures and management time and effort will be devoted to the assets, properties businesses or other interests that are the subject of such transaction,

in combination with a change of control. The determination of a change of control in such context would include the distribution of 100% of the number of equity securities of the issuer outstanding prior to the transaction, a distribution resulting in new shareholders holding greater than 50% of the voting securities of the issuer, or otherwise may be determined through a change in voting control of the issuer or a substantial change of the management or the board of directors of the issuer.

Further, the policies of the Canadian Securities Exchange require securityholder approval of an acquisition if:

(a) the total number of securities issuable (on a fully-diluted basis):

(i) is more than 50% of the total number of securities or votes of the issuer outstanding (on a non-diluted basis) accompanied by a new control person, or 100% of the total number of securities outstanding; or

(ii) would, as determined by the issuer or the Canadian Securities Exchange, materially affect control of the issuer.

NASDAQ Listing Rule 5635(c) also requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for:

(a) warrants or rights issued generally to all security holders of the listed company or stock purchase plans available on equal terms to all security holders of the listed company (such as a typical dividend reinvestment plan);

(b) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by the listed company's independent compensation committee or a majority of the listed company's independent directors; or plans that merely provide a convenient way to purchase shares on the open market or from the listed company at market value;

(c) plans or arrangements relating to an acquisition or merger as permitted under IM-5635-1; or

(d) issuances to a person not previously an employee or director of the listed company, or following a bona fide period of non-employment, as an inducement material to the individual's entering into employment with the listed company, provided such issuances are approved by either the listed company's independent compensation committee or a majority of the listed company's independent directors. Promptly following an issuance of any employment inducement grant in reliance on this exception, a listed company must disclose in a press release the material terms of the grant, including the recipient(s) of the grant and the number of shares involved.

The Company intends to follow British Columbia corporate and securities laws, which do not require shareholder approval of equity compensation plans or most discount to market offerings of securities unless otherwise indicated in the Articles of the Company. In addition, the Company intends to follow the Canadian Securities Exchange policies which provide that an issuer must obtain securityholder approval for rolling/evergreen security based compensation plans (a) with three years after the institution of such plan, and (b) within every three years thereafter. The Company also intends to follow Canadian Securities Exchange policies and certain provisions of Canadian securities laws which require limitations on the number of equity compensation securities that can be distributed, as follows:

(a) options granted to persons performing investor relations services cannot exceed 2% of the outstanding number of listed securities in any 12-month period; and

(b) the issuance of equity compensation securities cannot result in the issuance of greater than 5% of the issued and outstanding shares (at the time of adoption) to an individual, or 10% in total in the following 12 months, without first obtaining shareholder approval.

NASDAQ Listing Rule 5635(d) also requires shareholder approval where there is a transaction other than a public offering (as defined in NASDAQ IM-5635-3), involving the sale, issuance or potential issuance by the listed company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the listed company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance (a "20% Issuance") at a price less than the lower of (the "Minimum Price"):

(a) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or

(b) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

The Company intends to follow British Columbia corporate and securities laws, which do not require shareholder approval of 20% Issuances at a price that is less than the Minimum Price. In addition, the Company intends to follow the Canadian Securities Exchange policies which permit private placements of an issuer's securities to be issued at a price per security lower than the greater of:

(a) $0.05; and

(b) the closing market price of the security on the Canadian Securities Exchange on the trading day prior to the earlier of the dissemination of a news release disclosing the private placement or the posting of notice of the proposed private placement, less a discount which shall not exceed the maximum permitted discount, as follows (the "Maximum Permitted Discount"):

(i) 25% for securities with a closing price of up to CAD$0.50;

(ii) 20% for securities with a closing price between CAD$0.51 to CAD$2.00; and

(iii) 15% for securities with a closing price above CAD$2.00.

However, the policies of the Canadian Securities Exchange require securityholder approval of a proposed securities offering (by way of prospectus or by private placement) if:

(a) the number of securities issued in the offering (on a fully-diluted basis) is more than 50% of the total number of securities or votes of the issuer outstanding (on a non-diluted basis) accompanied by a new control person, or 100% of the total number of securities outstanding;

(b) the price is lower than the market price less the Maximum Permitted Discount; or

(c) the issuer or the Canadian Securities Exchange otherwise determine that the transaction will materially affect control of the issuer.

Quorum Requirement

NASDAQ Listing Rule 5620(c) requires that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3% of the outstanding shares of the listed company's common voting stock. The Company will not follow this NASDAQ Listing Rule. Instead, the Company intends to comply with British Columbia corporate and securities laws and its Articles which do not require a quorum of no less than 33 1/3% of the outstanding shares of the Company's common voting stock and provides that the quorum for the transaction of business at a meeting of shareholders is the quorum established by the Company's Articles, which is at least one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

Executive Sessions

Under NASDAQ Listing Rule 5605(b)(2), a listed company must have regularly scheduled meetings at which only independent directors are present ("executive sessions"). The rule contemplates that executive sessions will occur at least twice a year, and perhaps more frequently, in conjunction with regularly scheduled board meetings. Under applicable Canadian rules, customs and practice, the Company's independent directors are not required to hold executive sessions. However, since the Company's common shares are listed for trading on NASDAQ, the Company is subject to certain disclosure requirements prescribed in Canadian Form 58-101F1 - Corporate Governance Disclosure. In particular, the Company must disclose whether the independent directors hold executive sessions and, if such executive sessions are held, how many of these meetings have been held since the beginning of the Company's most recently completed financial year. If the Company does not hold executive sessions, the Company must describe what the Board does to facilitate open and candid discussion among its independent directors.

Proxy Delivery Requirements

Under NASDAQ Listing Rule 5620(b), a listed company that is not a limited partnership must solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to NASDAQ. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Distribution of Annual and Interim Reports

Under NASDAQ Listing Rule 5250(d)(1), a listed company shall make available to shareholders an annual report containing audited financial statements of the listed company and its subsidiaries (which, for example may be on Form 10-K, 20-F, 40-F or N-CSR) within a reasonable period of time following the filing of the annual report with the SEC. A listed company may comply with this requirement either:

(a) by mailing the report to the shareholders;

(b) by satisfying the requirements for furnishing an annual report contained in Rule 14a-16 under the Act; or

(c) by posting the annual report to shareholders on or through the listed company's website, along with a prominent undertaking in the English language to provide shareholders, upon request, a hard copy of the listed company's annual report free of charge. A listed company that chooses to satisfy this requirement pursuant to this paragraph (c) must, simultaneous with this posting, issue a press release stating that its annual report has been filed with the SEC (or other regulatory authority). This press release shall also state that the annual report is available on the listed company's website and include the website address and that shareholders may receive a hard copy free of charge upon request. A listed company must provide such hard copies within a reasonable period of time following the request.

In addition, under NASDAQ Listing Rule 5250(d)(4)(A), each listed company that is not a limited partnership and is not subject to Rule 13a-13 under the Exchange Act and that is required to file with the SEC, or other regulatory authority, interim reports relating primarily to operations and financial position, shall make available to shareholders reports which reflect the information contained in those interim reports. Such reports shall be made available to shareholders either before or as soon as practicable following filing with the appropriate regulatory authority. If the form of the interim report provided to shareholders differs from that filed with the regulatory authority, the listed company shall file one copy of the report to shareholders with NASDAQ in addition to the report to the regulatory authority that is filed with NASDAQ pursuant to Rule 5250(c)(1).

The Company intends to comply with NASDAQ Listing Rules 5250(d)(1) and 5250(d)(4)(A), however, the Company may not do so or on a consistent basis. Instead, the Company may determine to comply with British Columbia corporate and securities laws which do not require the distribution of annual or interim reports to shareholders but do require the Company to place before the annual general meeting the annual financial statements that the Company is required to file with the applicable securities commissions in Canada under the Securities Act (British Columbia) in relation to the most recently completed financial year, file annual and interim financial statements on SEDAR+ at www.sedarplus.ca, and send annually a request form to the registered holders and beneficial owners of its securities that can be used to request a paper copy of the Company's annual financial statements and management discussion and analysis for the annual financial statements, and a copy of the Company's interim financial reports and management discussion and analysis for the interim financial reports free of charge.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

On June 13, 2021, the Company adopted its Security Trading and Reporting Guidelines which sets forth guidelines that apply to directors, officers and employees of the Company and its subsidiaries. There are also specific guidelines that apply to directors and officers, as follows:

  Directors and officers should obtain pre-clearance for all trading activities from the Chair of the Board of Directors or the Chief Financial Officer of the Company. This pre-clearance is intended to provide an additional review of current business initiatives to ensure that trading does not occur while material non-public information exists.

  Directors and officers must report all trading in securities to the Chief Financial Officer within 24 hours of the transaction taking place. Trading includes purchase and sale of securities, exercise of options, and transfer of securities.

  The Chief Financial Officer has been given power of attorney for the filing of all insider trading reports with the appropriate securities regulators within prescribed filing timelines on behalf of the directors and officers.

A copy of the Security Trading and Reporting Guidelines has been filed herewith as Exhibit 16.1.

ITEM 16K. CYBERSECURITY

Since the Company's fiscal year end for this Annual Report on Form 20-F was September 30, 2023, the Company is not required provide the required disclosure for Item 16K of Form 20-F until its Annual Report on Form 20-F for the fiscal year ended September 30, 2024.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in Canadian dollars.

Bright Minds Biosciences Inc.

Consolidated Financial Statements

For the years ended September 30, 2023, 2022, and 2021

(Expressed in Canadian Dollars)

1 | Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Bright Minds Biosciences Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Bright Minds Biosciences Inc. (“the Company”) as of September 30, 2023 and 2022, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended September 30, 2023, 2022 and 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for the years ended September 30, 2023, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ De Visser Gray LLP

We have served as the Company's auditor since 2020.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

December 21, 2023
1054

2 | Page

Bright Minds Biosciences Inc. Consolidated Statements of Financial Position (Expressed in Canadian dollars)

		September 30,	September 30,
As at	Notes	2023	2022
		$	$
ASSETS
Current Assets
Cash and cash equivalents	9	6,747,986	11,627,913
Sales tax receivable		36,981	114,518
Other receivables		-	41,261
Prepaids		27,692	164,429
		6,812,659	11,948,121
Non-Current Assets
Right-of-use asset	11	66,413	138,863
TOTAL ASSETS		6,879,072	12,086,984

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	5,7	207,307	1,404,561
Lease liability - current portion	11	73,549	67,928
		280,856	1,472,489
Non-Current Liabilities
Lease liability - non-current portion	11	-	71,983
TOTAL LIABILITIES		280,856	1,544,472

Shareholders' equity
Share capital	6	33,914,308	32,237,844
Pre-funded warrants	6	831,834	-
Reserves	6	3,399,097	2,479,466
Deficit		(31,547,023)	(24,174,798)
TOTAL SHAREHOLDERS' EQUITY		6,598,216	10,542,512
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		6,879,072	12,086,984

Nature and continuance of operations (Note 1)
Subsequent events (Note 13)

Approved on behalf of the Board of Directors:

"Ian McDonald"	"Nils Bottler"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

3 | Page

Bright Minds Biosciences Inc. Consolidated Statements of Comprehensive Loss (Expressed in Canadian dollars)

For the year ended	Notes	September 30, 2023	September 30, 2022	September 30, 2021
		$	$	$
EXPENSES
Consulting fees	6,7	207,390	771,329	394,624
Directors' compensation	6,7	1,156,523	99,438	136,612
Foreign exchange		(14,189)	(12,151)	(154,099)
Funds processing fees - private placements		-	-	18,665
Marketing, advertising, and investor relations		119,418	551,864	852,151
Office and administrative	11	278,809	478,248	197,125
Professional fees	7	437,679	650,196	709,954
Regulatory and filing		186,651	243,079	181,743
Research and development	6,7,10	4,999,944	12,180,938	6,313,988
		(7,372,225)	(14,962,941)	(8,650,763)
OTHER ITEMS
Impairment of intangible assets		-	(2,000)	-
Net and comprehensive loss		(7,372,225)	(14,964,941)	(8,650,763)

Basic and diluted loss per share		(1.98)	(6.06)	(4.82)

Weighted average number of common shares outstanding
-basic and diluted		3,719,775	2,470,383	1,794,805

The accompanying notes are an integral part of these consolidated financial statements.

4 | Page

Bright Minds Biosciences Inc. Consolidated Statements of Changes in Shareholders’ Equity (Expressed in Canadian dollars)

	Share Capital
	Number of shares *	Share capital	Subscriptions receivable	Subscriptions received	Pre-funded warrants	Reserves	Deficit	Total
		$	$	$	$	$	$	$
Balance as at September 30, 2020	948,708	980,661	(1,000)	147,426		161,300	(559,094)	729,293
Private placements	1,009,804	27,924,936	(32,684)	(147,426)	-	-	-	27,744,826
Finder's fees - cash	-	(1,516,317)	-	-	-	-	-	(1,516,317)
Finder's fees - broker warrants	-	(521,000)	-	-	-	521,000	-	-
Finder's fees - share options	-	(2,140)	-	-	-	2,140	-	-
Share issue costs	-	(290,309)	-	-	-	-	-	(290,309)
Debt settlement with shares	2,960	18,500	-	-	-	-	-	18,500
Special warrant conversion	3,200	20,000	-	-	-	-	-	20,000
Warrants exercised	389,600	97,400	-	-	-	-	-	97,400
Shares issued to the University	12,600	368,550	-	-	-	-	-	368,550
Share-based compensation	-	-	-	-	-	880,615	-	880,615
Net loss	-	-	-	-	-	-	(8,650,763)	(8,650,763)
Balance as at September 30, 2021	2,366,872	27,080,281	(33,684)	-	-	1,565,055	(9,209,857)	19,401,795
Private placement	571,600	4,001,200	33,684	-	-	-	-	4,034,884
Finder's fees - cash	-	(539,329)	-	-	-	-	-	(539,329)
Finder's fees - compensation warrants	-	(531,000)	-	-	-	531,000	-	-
Finder's fees - share options	-	(39,355)	-	-	-	39,355	-	-
Share issue costs	-	(260,650)	-	-	-	-	-	(260,650)
Warrants exercised	529,960	1,653,170	-	-	-	-	-	1,653,170
Compensation warrants exercised	45,040	846,277	-	-	-	(531,000)	-	315,277
Shares issued to a consultant	5,000	27,250	-	-	-	-	-	27,250
Share-based compensation	-	-	-	-	-	875,056	-	875,056
Net loss	-	-	-	-	-	-	(14,964,941)	(14,964,941)
Balance as at September 30, 2022	3,518,472	32,237,844	-	-	-	2,479,466	(24,174,798)	10,542,512
Private placement - common shares	194,800	1,217,500	-	-	-	-	-	1,217,500
Private placement - pre-funded warrants	-	-	-	-	831,834	-	-	831,834
Share issue costs	-	(26,976)	-	-	-	-	-	(26,976)
Warrants exercised	28,800	253,440	-	-	-	-	-	253,440
RSUs exercised	30,000	232,500	-	-	-	(232,500)	-	-
Share-based compensation	-	-	-	-	-	1,152,131	-	1,152,131
Net loss	-	-	-	-	-	-	(7,372,225)	(7,372,225)
Balance as at September 30, 2023	3,772,072	33,914,308	-	-	831,834	3,399,097	(31,547,023)	6,598,216

* On July 14, 2023, the Company completed a share consolidation on the basis of 1 new common share to 5 old common shares (Note 6). For accounting purposes, recognition of the share consolidation has been made retroactively such that all share and per share numbers have been adjusted to reflect the share consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

5 | Page

Bright Minds Biosciences Inc. Consolidated Statements of Cash Flows (Expressed in Canadian dollars)

For the year ended	Notes	September 30, 2023	September 30, 2022	September 30, 2021
		$	$	$
Operating activities
Net loss for the year		(7,372,225)	(14,964,941)	(8,650,763)
Non-cash items:
Depreciation - right-of-use asset	11	72,450	6,037	-
Foreign exchange		45,348	(258,824)	(223,787)
Shares recorded as consulting fees		-	27,250	-
Shares recorded as research and development		-	-	368,550
Share-based compensation	6	1,152,131	875,056	880,615
Interest on lease liability	11	19,750	2,173	-
Impairment of intangible assets		-	2,000	-

Changes in non-cash operating working capital items:
Sales tax receivable		77,537	(4,372)	(110,146)
Other receivables		41,261	(41,261)
Prepaids		136,737	3,778	(89,920)
Accounts payable and accrued liabilities		(1,197,254)	765,988	506,150
Net cash used in operating activities		(7,024,265)	(13,587,116)	(7,319,301)

Financing activities
Private placement proceeds	6	1,217,500	4,034,884	27,744,826
Finder's fees	6	-	(539,329)	(1,516,317)
Share issue costs		(26,976)	(260,650)	(290,309)
Pre-funded warrant proceeds	6	831,834	-	-
Special warrant proceeds		-	-	22,875
Refund of special warrant proceeds		-	-	(2,875)
Warrant exercise proceeds	6	253,440	1,653,170	97,400
Compensation warrant exercise proceeds		-	315,277	-
Principal portion of lease liability	11	(86,112)	(7,162)	-
Net cash from financing activities		2,189,686	5,196,190	26,055,600

Change in cash and cash equivalents		(4,834,579)	(8,390,926)	18,736,299
Effect of foreign exchange on cash		(45,348)	258,824	223,787
Cash and cash equivalents, beginning of year		11,627,913	19,760,015	799,929

Cash and cash equivalents, end of year		6,747,986	11,627,913	19,760,015

SUPPLEMENTARY INFORMATION
Debt settlement by issuing shares		-	-	18,500
Fair value ascribed by brokers' warrants issued		-	-	521,000
Fair value of RSUs exercised	6	232,500	-	-
Fair value of options issued as finders' fees		-	39,355	2,140

The accompanying notes are an integral part of these consolidated financial statements.

6 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

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

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at September 30, 2023, the Company is not able to finance day to day activities through operations and has incurred a loss of $7,372,225 for the year ended September 30, 2023. The Company has a deficit of $31,547,023 since inception and negative operating cash flows. As at September 30, 2023, the Company has working capital of $6,531,803 (September 30, 2022 - $10,475,632). The continuing operations of the Company are dependent upon its ability to attain profitable operations and generate funds therefrom. Management intends to finance operating costs with equity financings, loans from directors and companies controlled by directors and/or private placement of common shares.

2. STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

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

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Bright Minds Biosciences LLC, a Delaware limited liability company, and Bright Minds Bioscience Pty Ltd., a proprietary company registered under the Corporations Act of Australia on June 24, 2021. On June 10, 2021, the CEO (the "Chief Executive Officer") of the Company transferred, assigned and conveyed all of his membership interests in Bright Minds Biosciences LLC to the Company.

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
7 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Foreign currency translation

The functional currency of the Company, Bright Minds Biosciences LLC and Bright Minds Bioscience Pty Ltd. is the Canadian dollar and the presentation currency of the Company is the Canadian dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the transaction date. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss.

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

8 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Internally generated intangible assets - Research and development expenditure

Intangible assets acquired separately are initially recognized at cost. Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

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

The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

At September 30, 2023 and 2022, the Company has not recognized any internally-generated intangible assets.

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
9 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Investment tax credits

Investment tax credits under the Australian government's Research and Development Tax Incentive program are recorded using the cost reduction approach based on IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. Investment tax credits related to current research and development expenses are included in the consolidated statements of comprehensive loss as a reduction of expenses.

Investment tax credits arising on qualified expenditures are recognized when there is reasonable assurance that the credits will be realized. The investment tax credits are subject to audit by taxation authorities and the actual amount may change depending on the outcome of an audit.

Financial instruments

Financial instruments are accounted for in accordance with IFRS 9, "Financial Instruments: Classification and Measurement". A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

10 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

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

11 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

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

12 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended September 30, 2023 and have not been applied in preparing these consolidated financial statements. The following new standards have not been adopted which may impact the Company in future:

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

4.    INTANGIBLE ASSETS

Psilocybinlabs Ltd. ("PL") was incorporated under the laws of the province of British Columbia on April 25, 2019, with the incorporator share being held by a company controlled by the CEO of the Company. On May 17, 2019, this share was transferred to the Company. On April 25, 2019, PL entered into a confirmatory assignment and waiver (the "CAW") with an individual, which was amended and restated on May 17, 2019. Pursuant to the amended and restated CAW, this individual assigned all of the right, title and interest, including all other intellectual property rights (the Rights, as described) to PL. As compensation for the assignment of the Rights, PL issued 100,000 common shares valued at $2,000 to this individual. On August 7, 2019, the Company then purchased the 100,000 common shares of PL by issuing 20,000 common shares of the Company valued at $2,000, with the reacquisition being recorded as an asset acquisition. On September 29, 2022, the directors of the Company agreed to wind-up and dissolve PL and the carrying value of the intangible asset was impaired during the year ended September 30, 2022.
13 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2023	September 30, 2022
	$	$
Accounts payable	182,307	1,246,384
Accrued liabilities	25,000	158,177
Total accounts payable and accrued liabilities	207,307	1,404,561

6. SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

On July 14, 2023, the Directors of the Company approved the consolidation of the Company's issued and outstanding common shares on a 5:1 basis. All common shares, stock options, restricted share units and warrant references in these consolidated financial statements reflect the effect of the share consolidation.

Issued share capital for the year ended September 30, 2023

On December 2, 2022, the Company issued 133,200 pre-funded warrants ("PFWs") of the Company at a price per PFW of $6.245 and 194,800 Units of the Company at a price per Unit of $6.25 for aggregate gross proceeds of $2,049,334. Each PFW is exercisable into one Unit at an exercise price of $0.005 per Unit on the date that is the earlier of (a) the date the holder thereof elects to exercise the PFWs and pays the exercise price, and (b) December 2, 2024. Each Unit is comprised of one common share and one common share purchase warrant ("Warrant") of the Company. Each Warrant is exercisable to acquire one common share of the Company at an exercise price of $6.75 per share until December 2, 2024.

The PFWs are classified as a component of permanent shareholders' equity because they are freestanding financial instruments that are legally detachable and separately exercisable from the Units with which they were issued, are immediately exercisable, do not embody an obligation for the Company to repurchase its shares, and permit the holders to receive a fixed number of common shares upon exercise. In addition, such PFWs do not provide any guarantee of value or return. The Company valued the PFWs at issuance, concluding that their sales price approximated their fair value, and a total of $831,834 is recorded to the PFWs.

On March 10, 2023, 30,000 RSUs were exercised and $232,500 was reclassified from reserves to share capital upon the exercise.

During the year ended September 30, 2023, an aggregate of 28,800 warrants were exercised for gross proceeds of $253,440.

Issued share capital for the year ended September 30, 2022

On April 11, 2022, the Company entered into a scientific advisory board agreement with Karl Deisseroth ("Deisseroth") pursuant to which the Company will pay Deisseroth a monthly fee of US$4,166.66 and issued an aggregate 5,000 common shares (the "Payment Shares") in the capital of the Company at a fair market value of $5.45 per share (total fair market value of $27,250). The Payment Shares will be issued in escrow and released to Deisseroth over a period of four years commencing on March 8, 2023 (see Note 8).

14 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

6. SHARE CAPITAL (continued)

On August 30, 2022, the Company issued 571,600 Units of the Company at a price per unit of $7.00 for aggregate gross proceeds of $4,001,200. Each Unit is comprised of one common share and one common share purchase warrant of the Company. Each Warrant is exercisable to acquire one common share of the Company at an exercise price of $8.80 per share until August 30, 2024. The agent was paid a cash finder's fee $280,084 and expenses of $176,065 and received compensation warrants entitling them to purchase an aggregate of 26,808 Units of the Company at a per unit price of $7.00 for a period of twenty-four months following closing, with the Units having the same terms as the Units sold pursuant to the Offering. An advisor was additionally paid a cash finder's fee of $259,245 and received compensation warrants entitling them to purchase an aggregate of 18,232 Units of the Company at a per unit price of $7.00 for a period of twenty-four months following closing, with the Units having the same terms as the Units sold pursuant to the Offering. The Company incurred additional share issue costs of $84,585 in connection with the offering.

In September 2022, 45,040 compensation warrants were exercised for gross proceeds of $315,277. Upon exercise, $531,000 was reclassified from reserves to share capital.

During the year ended September 30, 2022, 529,960 warrants priced at $0.25, $8.80, and $47.30 per unit were exercised for gross proceeds of $1,653,170.

Issued share capital for the year ended September 30, 2021

On November 2, 2020, the Company closed the second tranche of a non-brokered private placement financing through the issuance of 325,828 common shares at a price $6.25 per common share for gross proceeds of $2,036,422.

On January 6, 2021, the Company issued 2,960 common shares at a deemed price of $6.25 per share to settle an $18,500 debt owing to a consultant pursuant to a debt settlement agreement entered into by the Company with the consultant.

On February 3, 2021, the 3,200 SWs were deemed to be exercised for SW shares and 3,200 common shares of the Company were issued to the SW holders (see below).

On March 17, 2021, the Company issued 683,977 Units at a price per Unit of $37.85 for aggregate gross proceeds of $25,888,514. Each Unit comprised one common share and one-half of one common share purchase warrant of the Company. Each warrant is exercisable to acquire one common share of the Company at an exercise price of $47.30 per share until March 17, 2024, subject to adjustment and acceleration in certain events. If the daily volume weighted average trading price of the common shares on the CSE is equal to or greater than $66.25 per common share for any 10 consecutive trading days, the Company shall have the right to accelerate the expiry date of the warrants to a date that is at least 30 trading days following the date of the Company issuing a press release disclosing such acceleration. The underwriters were paid fees for their services in the amount of $916,317 and received compensation warrants entitling them to purchase an aggregate of 26,533 common shares at a price of $37.85 per common share for a period of thirty-six months following closing. These warrants have an ascribed value of $521,000. On February 17, 2022, the Company received $33,684 in share subscriptions receivable related to this financing.

On April 6, 2021, the Company paid a New York-based company (the "Finder") a contingent cash fee in the amount of $600,000, being 4.5% of $13,333,333 in net equity proceeds received from three investors introduced to the Company by the Finder. The Finder was also entitled to receive compensation warrants allowing it to purchase an aggregate of 1,761 common shares at a price of $37.85 per common share for a period of five years. These warrants were never issued and instead, on September 21, 2021, the Company granted compensation options (see below).

On April 23, 2021, 389,600 escrowed share purchase warrants were exercised for $0.25 per share for gross proceeds of $97,400.

On April 28, 2021, the Company issued 12,600 common shares to the University at a deemed price of $29.25 per share. The $368,550 value attributed to these shares has been recognized as a research and development expense in the consolidated statements of comprehensive loss during the year ended September 30, 2021. See Note 8.

15 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

6. SHARE CAPITAL (continued)

Escrowed securities

On January 28, 2021, the Company entered into an escrow agreement under National Policy 46-201 Escrow for Initial Public Offerings (the "Policy") in connection with the listing of common shares of the Company on the CSE, whereby 570,560 common shares of the Company and 389,600 share purchase warrants (exercised on April 23, 2021), being an aggregate of 960,160 securities, were deposited to be held in escrow. As the Company is defined as an emerging issuer under the Policy, the escrowed securities will be released as follows:

  96,016 - on the date that the Company's shares are listed on the CSE (February 8, 2021); and
  144,024 - 6, 12, 18, 24, 30 and 36 months after the listing date.

As at September 30, 2023, 144,024 common shares remain in escrow.

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

Options granted during the year ended September 30, 2023

On December 1, 2022, the Company granted 60,000 options to the Chief Medical Officer of the Company. The options have an exercise price of $8.25 per share, expire on December 1, 2027 and vest as follows: 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, 25% on the third anniversary of the grant date, and 25% on the fourth anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $8.25; ii) share price: $7.75; iii) term: 5 years; iv) volatility: 141.61%; v) discount rate: 3.05%; and dividends: nil.

On December 1, 2022, the Company and a consultant mutually agreed to cancel 16,000 options that were previously granted on April 28, 2021.

On February 16, 2023, the Company granted 47,000 options to the consultants and a director of the Company. The options have an exercise price of $5.25 per share, expire on February 16, 2028 and vest as follows: 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, 25% on the third anniversary of the grant date, and 25% on the fourth anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $5.25; ii) share price: $4.85; iii) term: 5 years; iv) volatility: 135.92%; v) discount rate: 3.45%; and dividends: nil.

Options granted during the year ended September 30, 2022

On September 6, 2022, the Company granted 16,000 options to a director of the Company. These options have an exercise price of $12.30 per share, expire on September 6, 2027 and vest as follows: 25% on the grant date, 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, and 25% on the third anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $12.30; ii) share price: $12.00; iii) term: 5 years; iv) volatility: 147.31%; v) discount rate:3.33%; and dividends: nil.

16 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

6. SHARE CAPITAL (continued)

The following table summarizes the movements in the Company's outstanding stock options for the years ended September 30, 2023 and September 30, 2022:

	Number of options	Weighted average exercise price

Balance at September 30, 2021	205,161	$19.50
Granted	16,000	$12.30
Forfeited	(38,000)	$22.95
Balance at September 30, 2022	183,161	$18.20
Granted	107,000	$6.93
Cancelled(1), (2)	(78,000)	$20.52
Balance at September 30, 2023	212,161	$11.65

(1) 30,000 and 16,000 options were forfeited 90 days after the termination of the services of a former Chief Medical Officer and a director of the Company.

As at September 30, 2023, the options have a weighted average remaining life of 3.28 years (September 30, 2022 - 3.39).

The following table summarizes the stock options issued and outstanding:

		Options Outstanding and Exercisable
Expiry Date	Number of options	Exercisable	Exercise price	Remaining life (Years)
September 21, 2024	1,761	1,761	$38.20	0.98
November 17, 2025	71,400	48,133	$6.25	2.13
April 28, 2026 (2)	16,000	8,000	$38.00	2.58
June 15, 2026	16,000	8,000	$38.00	2.71
December 1, 2027	60,000	-	$8.25	4.17
February 16, 2028	47,000	-	$5.25	4.38

(2) On December 1, 2022, the Company and a consultant mutually agreed to cancel 16,000 options, and an additional 16,000 options were cancelled on the retirement of a consultant.

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

On December 1, 2022, the Company issued 220,000 RSUs to the directors of the Company. These RSUs vest on an annual basis over a period of four years commencing on December 1, 2022 and expiring on December 1, 2027. The estimated fair value of these RSUs is $1,705,000 and will be recognized as an expense over the vesting period of the RSUs.

On April 27, 2022, the Company issued 20,000 RSUs to a director of the Company and these RSU's vest as follows: 25% on the date of grant and 25% each on April 27, 2024, 2025 and 2026. The estimated fair value of these RSUs is $127,000 and will be recognized as an expense over the vesting period of the RSUs.

17 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

6. SHARE CAPITAL (continued)

On February 4, 2022 and February 11, 2022, the Company issued 5,000 RSUs and 7,000 RSUs, respectively. These RSUs vest on an annual basis over a period of four years commencing on February 1, 2023. The estimated fair value of these RSUs is $181,250 and will be recognized as an expense over the vesting period of the RSUs.

The following table summarizes the movements in the Company's outstanding RSUs for the years ended September 30, 2023 and September 30, 2022:

	Equity settled	Cash settled	Total	Weighted average exercise price
Balance at September 30, 2020 and 2021	76,000	-	76,000	$6.25
Granted	32,000	-	32,000	$29.55
Balance at September 30, 2022	108,000	-	108,000	$13.15
Granted	220,000	-	220,000	$7.75
Exercised	(30,000)	-	(30,000)	$7.75
Forfeited*	(76,000)	-	(76,000)	$6.25
Balance at September 30, 2023	222,000	-	222,000	$10.89

* On November 23, 2022, 76,000 RSUs were forfeited on the termination of the services of former Chief Medical Officer of the Company.

As at September 30, 2023, the RSUs have a weighted average remaining life of 4.07 years (September 30, 2022 - 3.38 years).

The following table summarizes the RSUs issued and outstanding:

		RSUs Outstanding and Exercisable
Expiry Date	Number of RSUs	Exercisable	Exercise price	Remaining life (Years)
February 1, 2027	5,000	1,250	$15.25	3.34
February 1, 2027	7,000	1,750	$15.00	3.34
April 27, 2027	20,000	5,000	$38.20	3.58
December 1, 2027	190,000	25,000	$7.75	4.17

Share-based compensation expense recognized in the consolidated statements of comprehensive loss is comprised of the following:

	For the year ended:
	September 30, 2023	September 30, 2022	September 30, 2021
	$	$	$
Stock options	50,350	643,911	643,963
Restricted share units - equity settled grants	1,101,781	231,145	236,652
Total equity settled share-based compensation expense	1,152,131	875,056	880,615
Restricted share units - cash settled grants	-	-	-
Total share-based compensation expense	1,152,131	875,056	880,615
18 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

6. SHARE CAPITAL (continued)

Share-based compensation expense is included in the consolidated statements of comprehensive loss as follows:

	For the year ended:
	September 30, 2023	September 30, 2022	September 30, 2021
	$	$	$
Consulting fees	43,736	3,858	8,045
Directors' compensation	1,156,523	99,438	136,612
Marketing, advertising and investor relations	-	-	3,696
Professional fees	-	-	23,126
Research and development	(48,128)	771,760	709,136
Total share-based compensation expense	1,152,131	875,056	880,615

Warrants

The following table summarizes the movements in the Company's outstanding warrants for the years ended September 30, 2023 and September 30, 2022:

	Number of warrants	Weighted average exercise price
Balance at September 30, 2021	794,840	$21.75
Issued	616,640	8.80
Issued - compensation warrants	45,040	7.00
Exercised	(575,000)	3.40
Balance at September 30, 2022	881,520	$23.89
Issued	194,800	6.75
Exercised	(28,800)	8.80
Balance at September 30, 2023	1,047,520	$21.12

On March 17, 2021, the Company issued 26,533 compensation warrants to underwriters. The fair value of these share purchase warrants of $521,000 was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $37.85; ii) share price: $33.25; iii) term: 3 years; iv) volatility: 100%; v) discount rate: 0.35%; and dividends: nil. The fair value of these broker warrants was recorded as a reduction against share capital.

On August 30, 2022, the Company granted 45,040 compensation warrants at an exercise price of $7.00 per compensation warrant expiring on August 30, 2024. Each compensation warrant comprises the one Unit under the same terms of the offering which closed on August 30, 2022. The fair value of these compensation warrants of $315,000 was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $7.00; ii) share price: $14.65; iii) term: 2 years; iv) volatility: 147.31%; v) discount rate:3.63%; and dividends: nil.

As at September 30, 2023, the warrants have a weighted average remaining life of 0.80 (September 30, 2022 - 1.72) years.

19 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

6. SHARE CAPITAL (continued)

The following table summarizes the warrants issued and outstanding:

	Warrants Outstanding
Expiry Date	Number of warrants	Exercise price	Remaining life (Years)
July 30, 2024 (1)	62,960	$0.25	0.83
March 17, 2024	339,488	$47.30	0.46
March 17, 2024	26,533	$37.85	0.46
August 30, 2024	378,700	$8.80	0.92
August 30, 2024	26,808	$8.80	0.92
August 30, 2024	18,232	$8.80	0.92
December 2, 2024	194,800	$6.75	1.18

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

Included in accounts payable and accrued liabilities as at September 30, 2023 was $51,480 (September 30, 2022 - $105,181) owing to the directors of the Company and the companies controlled by key management personnel.

Compensation of Key Management Personnel

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The following table summarizes expenses related to key management personnel:

	For the year ended:
	September 30, 2023	September 30, 2022	September 30, 2021
	$	$
Professional fees	120,000	144,000	87,074
Research and development	575,396	572,700	772,596
Consulting fees	-	174,215	-
Share-based compensation included in directors' compensation	1,156,523	99,438	136,612
Share-based compensation included in professional fees	-	-	23,126
Share-based compensation included in research and development	32,390	123,052	236,652
	1,884,309	1,113,405	1,256,060

See Note 8 for related party contractual obligations.
20 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

8. CONTRACTUAL OBLIGATIONS

License agreement

On April 23, 2021, the Company entered into an exclusive license agreement with equity (the "LA") with the Board of Trustees of the UIC (the "University"), whereby the University granted to the Company, in all fields of use and worldwide, an exclusive, non-transferable license with the right to sublicense under the University's rights in and to the Patent Rights (as defined) and a non-exclusive, non-transferable license with the right to sublicense under the University's rights in and to the Technical Information (as defined) to make, have made, construct, have constructed, use, import, sell, and offer for sale royalty-bearing Product (as defined). As consideration for the grant of license, the Company will pay the following amounts (in US$) to the University:

  Signing Fee - a signing fee of $100,000 less $15,000 in option fees was paid (CDN$105,502) and 12,600 common shares of the Company were issued to the University (see Note 6);
  Net Sales - royalties on Net Sales (as defined) ranging from 3% (under $1 billion) to 4.5% (over $2 billion), with such royalty payments being credited toward the annual minimum for the license year in which the royalty payment accrues;
  Sublicensee Revenues - royalties (as for net sales above) on Sublicensee Revenue (as defined), with such royalty payments being credited toward the annual minimum for the license year in which the royalty payment accrues and 12% on all non-royalty revenue until the Company has raised $7.5 million and then 10% thereafter.
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

21 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)
8.    CONTRACTUAL OBLIGATIONS (continued)

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

Related party contracts

On June 5, 2020, the Company entered into an independent consultant agreement (the "ICA") whereby the consultant, a private corporation incorporated in the State of California, USA, was engaged and the consultant's representative will serve as the Company's Chief Medical Officer, with the services being provided in California. As compensation for performing these services, the consultant or the consultant's representative will participate in the Company's equity incentive plans and will be eligible for cash payments in respect of fees at such time as the Company begins to compensate other C-level personnel in cash and in similar proportion to total compensation (the "fees"). The non-cash portion of the consultant's fees was in the form of a grant of 30,000 vested stock options and 76,000 RSUs. The services will continue for an initial term of one year unless sooner terminated. The ICA can be terminated by either party giving the other 30 days written notice or by mutual written agreement. At the end of the initial term, the ICA will automatically be extended for additional one-year period(s) unless either party gives the other 30 days written notice. In March 2021, the Board of Directors authorized a monthly fee of US$15,000 and increased it to US$25,000 in August 2021. The Chief Medical Officer's engagement was terminated effective November 23, 2022 and the RSUs and options were cancelled (see Note 6).

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

The Company entered into several director indemnity agreements (the "DIAs") with the directors of the Company. Pursuant to the DIAs and subject to all applicable laws, including the applicable limitations and restrictions set forth in the Business Corporations Act (British Columbia), the Company will:

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
22 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

8.    CONTRACTUAL OBLIGATIONS (continued)

  indemnify the Directors for the amount of all costs they incur in obtaining any Court approval required to enable or require the Company to make a payment to them under the DIAs, or enforce the DIAs against the Company, including without limitation legal fees and disbursements on a full indemnity basis.

Notwithstanding the above-noted, the Company will have no obligation to indemnify or save harmless the Directors in respect of any liability for which they are entitled to indemnity pursuant to any valid and collectible policy of insurance obtained and maintained by the Company, to the extent of the amounts actually collected by the Directors under the insurance policy.

On April 11, 2022, the Company entered into a scientific advisory board agreement with Karl Deisseroth ("Deisseroth") pursuant to which the Company will pay Deisseroth a monthly fee of US$4,167 and issued an aggregate 5,000 common shares (the "Payment Shares") in the capital of the Company (see Note 6).

On November 13, 2022, the Company entered into an ICA whereby the contractor was engaged to serve as the Chief Medical Officer of the Company effective December 1, 2022. The Company agreed to pay a signing bonus of US$35,000 upon the execution of the ICA and a fee of US$205,000 annually, payable in monthly installments. The Company also agreed to reimburse for reasonable and approved expenses arising in connection with the performance of the services. The services will continue for an initial term of one year unless sooner terminated. The ICA can be terminated by the Company providing one month written notice, the contractor providing three months' written notice or by mutual written agreement. At the end of the initial term, the ICA will automatically be extended for additional one-year period(s) unless the Company provides the contractor with 30 days written notice. In connection with the ICA, the Company granted 60,000 options with an exercise price of $8.25 per share (see Note 6).

Scientific advisory board agreements

The Company entered into numerous scientific advisory board agreements (the "SABAs") whereby the advisors were retained to serve as members of the Company's scientific advisory board and as consultants to the Company and senior management in the areas of scientific, technical and business advice. As compensation for performing these services, the Company will pay the advisors hourly rates of $150 and $160 per hour. The Company also granted 26,000 stock options to the advisors as part of the Company's November 17, 2020 and April 28, 2021 grant of options of which 4,000 options were cancelled on January 21, 2021. In addition, the Company granted 12,000 RSU's to the advisors of the Company on February 4, 2022 and February 11, 2022 (see Note 6). The advisors have the same hour requirements and restrictions as noted below. The services will continue for initial terms of one year unless sooner terminated. At the end of the initial terms, the SABAs will automatically be extended for an additional one-year period(s) unless either party gives the other 30 days written notice.

Consulting agreements

The Company has entered into numerous consulting agreements (the "CAs") whereby the consultants were retained to serve as advisors to the Company and senior management in the areas of public relations and content creation and scientific, technical and business advice. As compensation for performing these services, the Company will pay the advisors hourly rates between US$30 to US$600. The Company also granted 60,400 stock options to six advisors as part of the Company's November 17, 2020 and April 28, 2021 grant of options of which 32,000 options were cancelled on December 1, 2022 and January 30, 2023 (see Note 6). The advisors being paid $400 and $600 per hour will reserve at least six full days of services to the Company and such additional days as requested by the Company each annual period, but not to exceed 36 full days of service per year unless otherwise agreed and up to a maximum of 288 hours total per year, unless otherwise agreed. The services will continue for initial terms of one year unless sooner terminated. At the end of the initial terms, the CAs will automatically be extended for an additional one-year period(s) unless either party gives the other 30 days written notice.

On October 9, 2020, the Company entered into a CA whereby the consultant was retained to serve as an advisor to the Company in the areas of scientific, technical and business advice. As compensation for performing these services, the Company will pay the advisor an hourly rate of US$130. The Company granted 18,000 stock options to the consultant on November 17, 2020 which were cancelled in December 2021.

23 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

8. CONTRACTUAL OBLIGATIONS (continued)

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

On November 1, 2021, the Company entered into a letter agreement (the "LA") with a New York-based company, whereby the company will provide investor relations services to the Company. As compensation for performing these services, the Company will pay a non-refundable monthly retainer of US$5,000 and issue 2,240 shares of restricted stock in three tranches: 760 on January 1, 2022; 740 on April 1, 2022 and 740 on July 1, 2022. If the contract is terminated prior to the issuance date, the outstanding balance is not owed. The services will continue for an initial term of one year unless sooner terminated by either party giving the other 15 days written notice.

9. FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The following table summarizes the carrying value of financial assets and liabilities:

	September 30, 2023	September 30, 2022
FVTPL	$	$
Cash	6,661,736	11,541,663
Guaranteed investment certificate	86,250	86,250
Cash and cash equivalents	6,747,986	11,627,913
Amortized cost
Accounts payable and accrued liabilities	207,307	1,404,561

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

The Company's cash and cash equivalents is classified as Level 1, whereas accounts payable and accrued liabilities are classified as Level 2. As at September 30, 2023, the Company believes that the carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values because of their nature and relatively short maturity dates or durations.

24 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)
9. FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash and cash equivalents balance. As at September 30, 2023, the Company had cash and cash equivalents of $6,747,986 which was held with major banks in Canada, United States and Australia. Because deposits are with three banks, there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The maximum exposure to credit risk is the carrying amount of the Company's financial instruments. The credit risk is assessed as low.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. As at September, 2023, the Company had the following foreign currency balances - cash (US$677,231 and AU$602,203), receivables (AU$4,709), prepaids (US$14,783 and AU$395) and accounts payable and accrued liabilities (US$82,470, 4,150 Euros, and AU$29,087). A 10% fluctuation in the US$ and AU$ against the Canadian dollar would have an impact of approximately $132,000 on comprehensive loss.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company's main source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding. As at September, 2023, the Company had cash and cash equivalents of $6,747,986 to cover current liabilities of $280,856.

Capital management

Management's objective is to manage its capital to ensure that there are adequate capital resources to safeguard the Company's ability to continue as a going concern through the optimization of its capital structure. The capital structure consists of share capital and working capital. In order to achieve this objective, management makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. To maintain or adjust the capital structure, management may invest its excess cash in interest bearing accounts of Canadian chartered banks and/or raise additional funds externally as needed. The Company is not subject to externally imposed capital requirements. The Company's management of capital did not change during the period ended September 30, 2023.

25 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

10. RESEARCH AND DEVELOPMENT

Research and development expense recognized in the consolidated statements of comprehensive loss is comprised of the following:

	For the year ended:
	September 30, 2023	September 30, 2022	September 30, 2021
	$	$	$
Laboratory costs (see Note 11)	23,718	146,649	82,871
Novel drug development	3,961,781	8,557,000	3,638,910
Patents and related payments	92,500	73,645	513,302
Salary and subcontractors	1,317,405	2,631,884	1,369,769
Share-based compensation (see Note 6)	(48,128)	771,760	709,136
Investment tax credits	(347,332)	-	-
	4,999,944	12,180,938	6,313,988

Investment tax credits under the Australian government's Research and Development Tax Incentive program have been recorded as a reduction of research and development expenses in the period received.

11. PREMISES LEASES

Commencing June 1, 2021, the Company entered into a commercial laboratory lease in Wauwatosa, Wisconsin USA for a term of one year at a monthly base rent of US$1,709. For the period ended September 30, 2023, $15,170 is included in laboratory costs (see Note 10).

Commencing September 1, 2021, the Company entered into an apartment lease in New York, New York USA for a term of one year at a monthly base rent of US$5,300. Commencing September 1, 2022, the Company extended the lease for a term of two years at a monthly base rent of US$5,510 for the first year and US$5,630 for the second year of the lease.

(a) Right-of-Use Assets

As at September 30, 2023, $66,413 of right-of-use assets are recorded as follows:

2023

As at September 30, 2021	$-
Inception of lease	144,900
Depreciation	(6,037)
As at September 30, 2022	$138,863

Depreciation	(72,450)
As at September 30, 2023	$66,413
26 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

11. PREMISES LEASES (continued)

(b) Lease Liabilities

Minimum lease payments in respect of lease liabilities and the effect of discounting are as follows:

	Year ended September 30, 2023	Year ended September 30, 2022

Undiscounted minimum lease payments:
Less than one year	$80,509	$86,112
Two to three years	-	80,509
	80,509	166,621
Effect of discounting	(6,960)	(26,710)
Present value of minimum lease payments	73,549	139,911
Less current portion	(73,549)	(67,928)
Long-term portion	$-	$71,983

(c) Lease Liability Continuity

The lease liability continuity is as follows:

2022

As at September 30, 2021	$-
Inception of lease	144,900
Cash flows:
Principal payments	(4,989)
As at September 30, 2022	$139,911
Cash flows:
Principal payments	(66,362)
As at September 30, 2023	$73,549

During the year ended September 30, 2023, interest of $19,750 and depreciation of $72,450 is included in the office and administrative expense on the consolidated statements of comprehensive loss.

12. INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	September 30, 2023	September 30, 2022	September 30, 2021
	$	$	$
Net loss	(7,372,225)	(14,964,941)	(8,650,763)
Statutory tax rate	27.74%	27.26%	27.75%
Expected income tax recovery	(2,044,920)	(4,079,645)	(2,400,311)
Deductible and non-deductible items	201,236	21,093	(256,939)
True up of prior year amounts	336,254	-	-
Change in deferred tax assets not recognized	1,507,430	4,058,552	2,657,250
Total income tax recovery	-	-	-
27 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian dollars)

12. INCOME TAXES (continued)

The Company has the following deductible temporary differences for which no deferred tax has been recognized:

	September 30, 2023	September 30, 2022
	$	$
Non-capital losses	29,301,000	23,360,000
Share issue costs	1,225,267	1,726,000
Valuation allowance	(30,526,267)	(25,086,000)
Net deferred income tax assets	-	-

The Company has Canadian non-capital losses of approximately $25,650,000 (2022 - $21,545,000), US non-capital losses of $ 370,000 (2022 - $188,000) and Australian non-capital losses of $3,281,000 (2022- $1,627,000), which may be carried forward and applied against taxable income in future years. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements and have been offset by a valuation allowance.

The Company's Canadian non-capital loss carry-forwards expire as follows:

Year of Origin	Year of Expiry	Non-Capital Losses
		$
2019	2039	42,000
2020	2040	298,000
2021	2041	8,096,000
2022	2042	12,832,000
2023	2043	4,382,000
		25,650,000

13. SUBSEQUENT EVENT

On December 22, 2023, the Company issued 661,765 Units of the Company at a price per unit of $1.36 for aggregate gross proceeds of $900,000. Each Unit is comprised of one common share and one common share purchase warrant of the Company. Each Warrant is exercisable to acquire one common share of the Company at an exercise price of $1.70 per share until December 22, 2028.

On December 13, 2023, 30,000 of the RSUs were exercised by an officer of the Company.

28 | Page

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

1.1	Notice of Articles(1)

1.2	Articles(1)

2.1	Form of Common Share Certificate*

2.2	Description of Registrant’s Securities*

4.1	Independent Contractor Agreement with Dr. Alan Kozikowski dated October 29, 2020(2)+

4.2	Independent Consultant Agreement with Revati, Inc. dated June 5, 2020(2)+

4.3	Independent Contractor Agreement with Dr. Giedon Shapiro dated November 17, 2021(2)+

4.4	Consulting Agreement with Dr. Krista Lanctot dated August 15, 2020(1)+

4.5	Consulting Agreement with Werner Tueckmantel dated August 15, 2020(1)+

4.6	Consulting Agreement with John McCorvy dated August 15, 2020(1)+

4.7	Consulting Agreement with Peter Kowey dated August 15, 2020(1)+

4.8	Consulting Agreement with Jesse Damsker dated August 15, 2020(1)+

4.9	Consulting Agreement with Toxicology Services Inc. dated December 22, 2020(1)+

4.10	Consulting Agreement with John McCall dated January 25, 2021(1)+

4.11	Scientific Advisory Board Agreement with Narayan R. Kissoon, MD dated June 1, 2020(1)+

4.12	Scientific Advisory Board Agreement with Peter Hendricks dated July 14, 2020(1)+

4.13	Scientific Advisory Board Agreement with Jianmin Duan dated April 21, 2021(1)+

4.14	Services Agreement dated June 22, 2020 between the Company and the Medical College of Wisconsin, Inc. (1)+

4.15	Sponsored Research Agreement dated October 15, 2020 between the Company and the University of Texas Medical Branch at Galveston d/b/a UTMB Health(1)+

4.16	First Amendment to the Sponsored Research Agreement between the Company and the University of Texas Medical Branch at Galveston d/b/a UTMB Health dated June 11, 2021(1)+

4.17	Option Agreement dated May 26, 2020 between the Company and the Board of Trustees of the University of Illinois.(2)+

4.18	Exclusive License Agreement dated April 23, 2021 between the Company and the Board of Trustees of the University of Illinois.(1)+

4.19	Independent Contractor Agreement with Dr. Mark A. Smith dated December 1, 2022(3)+

4.20	Agency Agreement between the Company and Eight Capital dated August 25, 2022(3)+

4.21	Warrant Indenture dated August 30, 2022 between the Company and Computershare Trust Company of Canada(3)+

8.1	List of Subsidiaries*

11.1	Code of Business Conduct and Ethics(1)

12.1	Section 302(a) Certification of CEO*

12.2	Section 302(a) Certification of CFO*

13.1	Section 906 Certifications of CEO and CFO*

15.1	Audit Committee Charter(1)

15.2	Nominating and Corporate Governance Committee Charter(1)

15.3	Compensation Committee Charter(1)

16.1	Security Trading and Reporting Guidelines*

97.1	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation*

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document*

101.SCH	Inline XBRL Taxonomy Extension Schema Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).*

Notes:

*	Filed herewith.

+	Portions of this exhibit have been omitted pursuant to a request for confidential treatment. Confidential information has been omitted from the exhibit in places marked "****"and has been filed separately with the SEC.
(1)	Filed as an exhibit to our registration statement on Form 20-F as filed with the SEC on June 17, 2021 and incorporated herein by reference.
(2)	Filed as an exhibit to our registration statement on Form 20-F/A (Amendment No. 1) as filed with the SEC on July 29, 2021 and incorporated herein by reference.
(3)	Filed as an exhibit to our annual report on Form 20-F as filed with the SEC on December 29, 2023 and incorporated herein by reference.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bright Minds Biosciences Inc.

Date: December 29, 2023

By:	/s/ Ian McDonald
Ian McDonald
President and Chief Executive Officer