Form 20-F
period 2024-09-30
BRIGHT MINDS BIOSCIENCES INC.
filed 2024-12-31
CIK 1827401

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

4,524,087 Common Shares, Without Par Value

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

  expectations that prosecution of patent applications that have entered the national/regional phase will begin;

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

  the Company may encounter substantial delays or difficulties with its current and future clinical trials;

  clinical trials are very expensive, time consuming and difficult to design and implement;

  the Company's current and future clinical trials or those of its current or future collaborators may reveal significant adverse events not seen in pre-clinical and non-clinical studies and may result in a safety profile that could inhibit regulatory approval or market acceptance of any of the Company's product candidates;

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

PART I

The following discussion and analysis, prepared for the year ended September 30, 2024, is a review of our operations, current financial position and outlook and should be read in conjunction with our annual consolidated financial statements for the year ended September 30, 2024 and the notes thereto. We present our financial statements in Canadian dollars. All references to "C$" are to Canadian dollars and references to "US$" are to United States dollars. On September 27, 2024, the daily average exchange rate for the conversion of Canadian dollars into U.S. dollars as reported by the Bank of Canada was C$1.00 = US$0.74.

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

The Company may not be successful in its efforts to identify, license or discover additional product candidates.

Although a substantial amount of the Company's effort will focus on the continued research and pre-clinical testing, potential approval and commercialization of its existing product candidates, the success of its business also depends in part upon its ability to identify, license or discover additional product candidates. The Company's research programs or licensing efforts may fail to yield additional product candidates for clinical development for a number of reasons, including but not limited to the following:

  the Company's research or business development methodology or search criteria and process may be unsuccessful in identifying potential product candidates;

  the Company may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;

  the Company's product candidates may not succeed in pre-clinical or clinical testing;

  the Company's product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval;

  competitors may develop alternatives that render the Company's product candidates obsolete or less attractive;

  product candidates the Company develops may be covered by third parties' patents or other exclusive rights;

  the market for a product candidate may change during the Company's program so that such a product may become unreasonable to continue to develop;

  a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

  a product candidate may not be accepted as safe and effective by patients, the medical community or third- party payors.

If any of these events occurs, the Company may be forced to abandon its development efforts to identify, license or discover additional product candidates, which would have a material adverse effect on its business and could potentially cause the Company to cease operations. Research programs to identify new product candidates require substantial technical, financial and human resources. The Company may focus its efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful.

We may be required and have not yet obtained regulatory approvals, licenses, and permits in the jurisdictions where our products or technologies are being researched, developed or commercialized, which failure to obtain such regulatory approvals, licenses and permits will likely have a material adverse effect on our business, financial condition and results of operations.

We, or our service providers, may be required to obtain and maintain certain permits, licenses, and approvals in the jurisdictions where our products or technologies are being researched, developed, and/or commercialized. We have not obtained regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any future product candidates will ever obtain regulatory approval. There can be no assurance that we will be able to obtain or maintain any necessary licenses, permits, or approvals. Any material delay or inability to receive these items is likely to delay and/or inhibit our ability to conduct our business, and would have an adverse effect on its business, financial condition, and results of operations. In particular, we will require approval from the FDA (as defined herein) and equivalent organizations in other countries before any of our products can be marketed. There is no assurance that such approvals will be forthcoming. Furthermore, the exact nature of the studies these regulatory agencies will require is not known and can be changed at any time by the regulatory agencies, increasing the financing risk and potentially increasing the time to market we face, which could adversely affect our business, financial condition or results of operations.

We may encounter substantial delays or difficulties with our clinical trials, which could have a material adverse effect on our financial condition and results of operations.

We may not commercialize, market, promote or sell any product candidate without obtaining marketing approval from the FDA (as defined herein) or comparable foreign regulatory authorities, and we may never receive such approvals. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans and if or when we will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of its product candidates, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

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

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols, and the rate of dropout among clinical trial participants. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects. Further, our product candidates could cause undesirable side effects in clinical trials related to on-target toxicity. If on-target toxicity is observed, or if our product candidates have characteristics that are unexpected, we may need to abandon their development or limit development to narrower uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our current or future clinical trials will ultimately demonstrate positive results or support further clinical development of any of our product candidates.

If significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting patients to our clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of one or more product candidates altogether. We, the FDA or other applicable regulatory authorities may suspend or terminate clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Even if the side effects do not preclude the product from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition, results of operations and prospects.

We have limited experience in completing clinical trials and have only completed one phase one drug trial to date.

In July 2023, we completed the first Phase 1 clinical trial for our lead compound, BMB-101. However, we have not yet demonstrated an ability to obtain regulatory approval, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialisation of a product candidate. We may not be able to file an IND for BMB-101 or any of our other product candidates on the timelines we expect, if at all. For example, we may experience manufacturing delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing further clinical trials to begin, or that, once begun, issues will not arise that require us to suspend or terminate clinical trials. Commencing each of these clinical trials is subject to finalizing the trial design based on discussions with the FDA and other regulatory authorities. Any guidance we receive from regulatory authorities is subject to change. For example, a regulatory authority could change its position, including on the acceptability of our trial designs or the clinical endpoints selected, which may require us to complete additional clinical trials or impose stricter approval conditions than we currently expect.

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

If we experience delays or difficulties in the enrolment of patients in clinical trials, our receipt of regulatory approvals could be delayed or prevented.

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

  the risk that patients enrolled in clinical trials will drop out of the clinical trials before completion of their treatment; and

  factors we may not be able to control, such as potential future pandemics that may limit patients, principal investigators, staff or clinical site availability.

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

From time to time, we may publicly disclose preliminary or topline data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remains subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrolment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

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

There is no assurance as to whether the Company will be profitable, earn revenues, or pay dividends. The Company has incurred and anticipates that it will continue to incur substantial expenses relating to the development and initial operations of its business. The payment and amount of any future dividends will depend upon, among other things, the Company's results of operations, cash flow, financial condition, and operating and capital requirements. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividends.

We have a going concern risk, which if we are unable to generative positive cash flows and/or obtain additional financing sufficient to fund continued activities and acquisitions, may materially adversely affect our financial condition and results of operations as well as our ability to continue operations.

The continued operation of the Company as a going concern is dependent upon the Company's ability to generate positive cash flows and/or obtain additional financing sufficient to fund continuing activities and acquisitions. While the Company continues to review its operations in order to identify strategies and tactics to increase revenue streams and financing opportunities, there is no assurance that the Company will be successful in such efforts; if the Company is not successful, it may be required to significantly reduce or limit operations, or no longer operate as a going concern. It is also possible that operating expenses could increase in order to grow the business. If the Company does not significantly increase its revenue to meet these increased operating expenses and/or obtain financing until its revenue meets these operating expenses, its business, financial condition and operating results could be materially adversely affected. The Company cannot be sure when or if it will ever achieve profitability and, if it does, it may not be able to sustain or increase that profitability.

We may not be able to adequately protect and maintain our intellectual property and licenses, which could result in a material adverse effect to our business, financial condition and results of operations.

The Company's success will depend in part on its ability to protect and maintain its intellectual property rights and its licenses. No assurance can be given that the license or rights used by the Company will not be challenged, invalidated, infringed or circumvented, nor that the rights granted thereunder will provide competitive advantages to the Company. It is not clear whether the pending patent applications will result in the issuance of patents. There is no assurance that the Company will be able to enter into licensing arrangements, develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover its production processes. Moreover, the Company could potentially incur substantial legal costs in defending legal actions which allege patent infringement or by instituting patent infringement suits against others. The Company's commercial success also depends on the Company not infringing patents or proprietary rights of others and not breaching the exclusive license granted to the Company. There can be no assurance that the Company will be able to maintain such licenses that it may require to conduct its business or that such licences have been obtained at a reasonable cost. Furthermore, there can be no assurance that the Company will be able to remain in compliance with its licenses. Consequently, there may be a risk that such licenses may be withdrawn with no compensation or penalties to the Company.

Our inability to achieve timelines for publicly disclosed projects may result in material adverse effects on our business, financial condition and results of operations.

The Company's business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition operating results, and timelines for project development of the Company. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, operating results, and timelines for project development of the Company.

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

The risk of product liability is inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Product candidates and products that we may commercially market in the future may cause, or may appear to have caused, injury or dangerous drug reactions, and expose the Company to product liability claims. These claims might be made by patients who use the product, healthcare providers, pharmaceutical companies, corporate collaborators or others selling such products. If the Company's product candidates during clinical trials were to cause adverse side effects, the Company may be exposed to substantial liabilities. Regardless of the merits or eventual outcome, product liability claims or other claims related to the Company's product candidates may result in:

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

The Company intends to obtain clinical trial insurance once a clinical trial is initiated. However, the insurance coverage may not be sufficient to reimburse the Company for any expenses or losses it may suffer. Insurance coverage is becoming increasingly expensive, and, in the future, the Company, or any of its collaborators, may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or at all to protect against losses due to liability. Even if the Company's agreements with any future collaborators entitle it to indemnification against product liability losses, such indemnification may not be available or adequate should any claim arise. The Company's inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or inhibit the commercialization of its product candidates. If a successful product liability claim or series of claims is brought against the Company for uninsured liabilities or in excess of insured liabilities, its assets may not be sufficient to cover such claims and its business operations could be impaired.

Should any of the events described above occur, this could have a material adverse effect on the Company's business, financial condition and results of operations.

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

The Company has international operations and may seek to obtain market approvals in foreign markets that it deems could generate significant opportunities. However, even with the cooperation of a commercialization partner, conducting drug development in foreign countries involves inherent risks, including, but not limited to: difficulties in staffing, funding and managing foreign operations; different and unexpected changes in regulatory requirements; export restrictions; tariffs and other trade barriers; different reimbursement systems; economic weaknesses or political instability in particular foreign economies and markets; compliance with tax, employment, immigration and labour laws for employees living or travelling abroad; supply chain and raw materials management; difficulties in protecting, acquiring, enforcing and litigating intellectual property rights; fluctuations in currency exchange rates; and potentially adverse tax consequences.

If the Company were to experience any of the difficulties listed above, or any other difficulties, its international development activities and its overall financial condition may suffer and cause it to reduce or discontinue our international development and market approval efforts.

Exchange rate fluctuations between the U.S. dollar and the Canadian dollar may negatively affect our earnings and cash flows.

The Company's functional currency is the Canadian dollar. The Company may incur expenses Canadian Dollars and U.S. dollars. As a result, we are exposed to the risks that the Canadian dollar may devalue relative to the U.S. Dollar, or, if the Canadian dollar appreciates relative to the U.S. Dollar, that the inflation rate in Canada may exceed such rate of devaluation of the Canadian dollar, or that the timing of such devaluation may lag behind inflation in Canada. The Company cannot predict any future trends in the rate of inflation in Canada or the rate of devaluation, if any, of the Canadian dollar against the U.S. Dollar.

If patent laws or the interpretation of patent laws change, our competitors may be able to develop and commercialize our discoveries.

Important legal issues remain to be resolved as to the extent and scope of available patent protection for biopharmaceutical products and processes in Canada and other important markets outside Canada, such as Europe or the United States. As such, litigation or administrative proceedings may be necessary to determine the validity, scope and ownership of certain of our and others' proprietary rights. Any such litigation or proceeding may result in a significant commitment of resources in the future and could force the Company to do one or more of the following: cease selling or using any of its future products that incorporate a challenged intellectual property, which would adversely affect its revenue; obtain a license or other rights from the holder of the intellectual property right alleged to have been infringed or otherwise violated, which license may not be available on reasonable terms, if at all; and redesign its future products to avoid infringing or violating the intellectual property rights of third parties, which may be time-consuming or impossible to do. In addition, changes in patent laws in Canada and other countries may result in allowing others to use its discoveries or develop and commercialize our products. The Company cannot provide assurance that the patents it obtains will afford it significant commercial protection.

We may not be able to enforce our intellectual property rights throughout the world. This risk is exacerbated because we expect that one or more of our product candidates will be manufactured and used in a number of foreign countries.

The laws of foreign countries may not protect intellectual property rights to the same extent as the laws of Canada. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This risk is exacerbated for the Company because it expects that future product candidates could be manufactured, and used in a number of foreign countries.

The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to life sciences. This could make it difficult to stop the infringement or other misappropriation of the Company's intellectual property rights. For example, several foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents and trade secrets may provide limited or no benefit.

Most jurisdictions in which the Company intends to apply for patents have patent protection laws similar to those of Canada, but some of them do not. For example, the Company may do business in the future in countries that may not provide the same or similar protection as that provided in Canada. Additionally, due to uncertainty in patent protection law, the Company has not filed applications in many countries where significant markets exist.

Proceedings to enforce patent rights in foreign jurisdictions could result in substantial costs and divert the Company's efforts and attention from other aspects of its business. Accordingly, efforts to protect intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in Canada, the U.S., and foreign countries may affect our ability to obtain adequate protection for the Company's technology and the enforcement of its intellectual property.

The lack of product for commercialization would have a material adverse effect on our business, financial condition and results of operations.

If the Company cannot successfully develop, manufacture and distribute its products, or if the Company experiences difficulties in the development process, such as capacity constraints, quality control problems or other disruptions, the Company may not be able to develop market-ready commercial products at acceptable costs, which would adversely affect the Company's ability to effectively enter the market. A failure by the Company to achieve a low-cost structure through economies of scale or improvements in cultivation and manufacturing processes would have a material adverse effect on the Company's commercialization plans and the Company's business, prospects, results of operations and financial condition.

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

Our management's lack of experience in marketing, selling, and distributing our products could lead to poor decision- making, which could result in cost-overruns and/or the inability to produce the desired products. Although management of the Company intends to hire experienced and qualified staff, this inexperience could also result in the company's inability to consummate revenue contracts or any contracts at all. Any combination of the aforementioned may result in the failure of the Company and a loss of your investment.

The size of our target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data.

Because the industry in which the Company operates is in a nascent stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding whether to invest in the Company and, few, if any, established companies whose business model the Company can follow or upon whose success the Company can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Company. There can be no assurance that the Company's estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results.

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

We continue to sell Common Shares for cash to fund operations, capital expansion, mergers and acquisitions that will dilute our current shareholders.

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company will require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. The Company's articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of issue of further issuances. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company's debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company may require additional financing to fund its operations to the point where it is generating positive cash flows. Negative cash flow may restrict the Company's ability to pursue its business objectives.

Clinical and preclinical drug development is a lengthy, costly process with uncertain outcomes. The results from previous clinical trials and early preclinical studies of our product candidates may not predict future results. The regulatory approval process is lengthy and unpredictable. Inability to obtain the regulatory approval can be harmful for business.

Before we can begin clinical trials, we must submit the results of preclinical studies, along with other necessary information such as product candidate chemistry, manufacturing controls, and our proposed clinical trial protocol, to the Food and Drug Administration or other comparable regulatory authorities as part of an investigational new drug application or similar regulatory filing. To obtain marketing approval from the Food and Drug Administration or other comparable foreign regulatory authorities, we must complete preclinical development and extensive clinical trials to demonstrate their safety and efficacy.

This process is expensive, can take many years, and its outcome is inherently uncertain. Our clinical trials may not be conducted as planned or completed on schedule, if at all, and failure can occur at any time during the preclinical study or clinical trial process. Despite promising preclinical or clinical results, any product candidate can unexpectedly fail at any stage of development. Historically, the failure rate for product candidates in drug development is high. Results from preclinical studies or early clinical trials may not predict the outcomes of later clinical trials, and interim results of a clinical trial are not necessarily indicative of final results. Bright Minds Biosciences had previously submitted an investigational new drug application to the Food and Drug Administration but later withdrew it prior to full review. In the withdrawal letter, the Food and Drug Administration mentioned partial clinical hold deficiencies related to the proposed dosing regime. Additional clinical development is ongoing for BMB-101 to initiate Phase 2 clinical trials. Additionally, product candidates in later stages of clinical trials may fail to demonstrate the desired safety and efficacy characteristics, despite having progressed through preclinical studies and clinical trials. The Food and Drug Administration or any foreign regulatory authorities may delay, restrict, or deny approval of our product candidates, or require additional nonclinical or clinical testing, or even force us to abandon a program for various reasons.

Our officers and directors may be engaged in a range of business activities resulting in conflicts of interest, which may have a material adverse effect on our operations.

The Company may be subject to various potential conflicts of interest because some of its officers and directors may be engaged in a range of business activities. In addition, the Company's executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company's executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company's business and affairs and that could adversely affect the Company's operations. These business interests could require significant time and attention of the Company's executive officers and directors.

In addition, the Company may become involved in other transactions which conflict with the interests of its directors and officers who may from time-to-time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, if such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

In certain circumstances, our reputation could be damaged, which may have a material adverse effect on our financial performance, financial condition, cash flows and growth prospects.

Damage to the Company's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company's overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows and growth prospects.

We have negative operating cash flow.

The Company's business has incurred losses since its inception. Although the Company expects to become profitable, there is no guarantee that will happen, and the Company may never become profitable. The Company currently has a negative operating cash flow and may continue to have a negative operating cash flow for the foreseeable future. To date, the Company has not generated any revenues and a large portion of our expenses are fixed, including expenses related to facilities, equipment, contractual commitments and personnel. As a result, the Company expects for its net losses from operations to improve. The Company's ability to generate additional revenues and potential to become profitable will depend largely on its ability to manufacture and market its products and services. There can be no assurance that any such events will occur or that the Company will ever become profitable. Even if the Company does achieve profitability, the Company cannot predict the level of such profitability. If the Company sustains losses over an extended period of time, the Company may be unable to continue its business.

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

Difficulties with forecasts.

We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the biotechnology industry dedicated to the discovery of serotonergic therapeutics. A failure in the demand for our products and services to materialize as a result of competition, technological change or other factors could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Common Shares

Our executive officers and directors beneficially own approximately 25.5% of our Common Shares.

As of December 20, 2024, our executive officers and directors beneficially own, in the aggregate, approximately 25.5% of our Common Shares, which includes shares that our executive officers and directors have the right to acquire pursuant to warrants and stock options which have vested. As a result, they are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles (as defined herein) and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our Company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

The continued sale of our equity securities will dilute the ownership percentage of our existing shareholders and may decrease the market price for our Common Shares.

Our Notice of Articles (as defined herein) authorizes the issuance of an unlimited number of Common Shares. Our Board of Directors has the authority to issue additional shares of our capital stock to provide additional financing in the future. The issuance of any such Common Shares may result in a reduction of the book value or market price of our outstanding Common Shares. Given our lack of revenues, we will likely have to issue additional equity securities to obtain working capital we require in the future. Our efforts to fund our intended business plans will therefore result in dilution to our existing shareholders. If we do issue any such additional Common Shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. As a result of such dilution, if you acquire Common Shares your proportionate ownership interest and voting power could be decreased. Furthermore, any such issuances could result in a change of control or a reduction in the market price for our Common Shares.

Additionally, we had 229,350 stock options, 132,000 RSUs and 361,765 warrants outstanding as of December 20, 2024. The exercise price of some of these options and warrants is below our current market price, and you could purchase shares in the market at a price in excess of the exercise price of our outstanding warrants or options. If the holders of these options and warrants elect to exercise them, your ownership position will be diluted and the per share value of the Common Shares you have or acquire could be diluted as well. As a result, the market value of our Common Shares could significantly decrease as well.

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

Our stock price is expected to be volatile and will be drastically affected by governmental and regulatory regimes and other factors outside of our control. We cannot fully predict the results of our operations expected to take place in the future. The results of these activities will inevitably affect our decisions related to future operations and will likely trigger major changes in the trading price of Common Shares.

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

Our shareholders may not have access to certain information they may deem important and are accustomed to receiving from U.S. reporting companies.

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

B. Business Overview

Overview

The Company is a biotechnology company developing innovative treatments for patients with neurological and psychiatric disorders. Our pipeline includes novel compounds targeting key receptors in the brain to address conditions with high unmet medical need, including epilepsy, depression, and other central nervous system (CNS) disorders. The Company is focused on delivering breakthrough therapies that can transform patients' lives. The Company has developed a unique platform of highly selective serotonergic agonists exhibiting selectivity at different serotonergic receptors. This has provided a rich portfolio of new chemical entity (NCE) programs within neurology and psychiatry.

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

 ____________________________________

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

3Cerner Multum, "Pimavanserin" (5 February 2020), online: Drugs.com <https://www.drugs.com/mtm/pimavanserin.html>.

4"Fintepla FDA Approval History" (accessed 5 May 2021), online: Drugs.com <https://www.drugs.com/history/fintepla.html>.

The Company's lead program is 5-HT2C selective agonist BMB-101. It is a novel scaffold 5-HT2C agonist developed using structure-based drug design. Biased agonism at the 5-HT2C receptor is one of its key features and adds another layer of functional selectivity within a well-validated target. BMB-101 works exclusively via the Gq-protein signaling pathway and avoids beta-arrestin activation, which is crucial to minimize the risk of receptor desensitization and tolerance development. This provides a novel mechanism, anti-epileptic drug designed to provide sustained seizure relief in hard-to-treat patient populations. In preclinical studies, BMB-101 has demonstrated efficacy in animal models of Dravet Syndrome and animal models of generalized seizures.

In Phase 1 clinical studies, BMB-101was tested in healthy volunteers in a Single Ascending Dose (SAD), Multiple Ascending Dose (MAD) and food-effects study. BMB-101 was demonstrated to be safe and well tolerated at all doses. No Serious Adverse Events (SAEs) were observed, and Adverse Events (AEs) were mild in nature and in line with on-target effects for serotonergic drugs.

An extensive target-engagement study was conducted using both fluid biomarkers (transient prolactin release) and physical biomarkers (Quantitative Electroencephalogram, qEEG). Both methods confirmed robust central target engagement. A qEEG signature typicalfor anti-epileptic drugs was observed, with a selective depression of EEG power at frequencies observed during epileptic seizures. Furthermore, a potentiation of frontal gamma-power was observed in this study which could indicate the potential for improved cognition.

Phase 2 clinical trials of BMB-101 were initiated in 2024 in a group of drug-resistant epilepsies including Developmental and Epileptic Encephalopathies and Absence epilepsies.

Lead candidates in other programs include BMB-201 and BMB-202, selective 5-HT2A agonists for neuropsychiatry and neurology indications, undergoing IND-enabling studies.

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
  No hERG inhibition
  Not cytotoxic or genotoxic
  Favorable metabolite profile

	-	Formulation studies: Formulation stability and homogeneity Solubility at different pH solutions/solvents Preformulation studies API Characterization (ongoing work)	Perform preformulation study of test compound, evaluate stability and solubility	Test compound has a good solubility in aqueous media and organic solvents. The API (active pharmaceutical ingredient) solid was chemically stable
		CMC studies: Drug Substance and Drug Product manufacturing Drug Substance and Drug Product stability studies	Manufacturing of the drug substance and drug product Assess the stability of both drug substance and product
  GMP batch manufacturing completed for both Drug substance and product
  Compound is stable at room temperature and 40C
  Stability studies ongoing to demonstrate 4year stability
  Drug product stability studies ongoing (currently 24 months)

	-	Toxicity assessment 28-day toxicity studies (mice and dogs) 90-day toxicity studies (mice and dogs) Chronic toxicity studies (6-months mice, 9-months dogs) - ongoing	To assess safety of the test compound in 2 animal models	28-day tox studies completed 90-day tox studies are completed Chronic tox studies ongoing
	Dravet Syndrome	Zebrafish and Mouse models of Dravet Syndrome (Belgium, confidential collaboration)	Define if test compound has an efficacy in animal models of Dravet Syndrome	Zebrafish treated with test compound experienced reduced locomotion and duration of epileptiform, and mice treated with test compound experienced reduced duration of seizures.

Program	Indications	Study	Major Objective	Study Outcome
	Epilepsy	NIH ETSP program (collaboration on epilepsy). Series of studies. Mouse Maximal Electroshock (MES),6 Hz Seizure, and Rotarod Motor Impairment Assays	Test the compound in animal seizure models
  Mice treated with test compound at higher dose experienced no seizures when induced at 0,25 and 1 hour.
  ¾ of Mice treated with middle dose experienced no seizures at 0,25 hours.
  Mice treated with lower dose experienced no difference in induced seizures.

	Opioid withdrawal (Opioid use disorder, OUD)	Substance use Disorder in rats (Dr. Cunningham lab)	Determine the efficacy of test compound to suppress drug intake in male rats trained to stably self-administer fentanyl	Rats treated with test compound (in higher doses) experienced 65% less fentanyl intake in an opioid use rat model
	Opioid withdrawal (Opioid use disorder, OUD)	Substance use Disorder in rats (Dr. Cunningham lab)	Determine the efficacy of lead compound to reduce fentanyl seeking behaviour New compound and additional dosages included in new study design	Lead compound showed efficacy in validated rat models for the treatment of opioid use disorder, 66% less fentanyl intake
	Binge Eating Disorder (BED)	BED trial in rats (Dr. Cunningham)	Determine the efficacy of test compound to suppress binge eating behavior in male rats	Rats treated with test compound experienced 47% fewer binge eating episodes in validated rat model to a similar extent as lorcaserin (reference)
	Alzheimer's Disease	Dave Morgan	Test the compound for behavioral changes in APP+PS1 mice (model of Alzheimer's Disease)	Test compound showed significant effect in agitation in open field without other effects on learning and memory performance
5-HT2A	Depression and PTSD	Lead optimization - BRET (Bioluminescence Resonance Energy Transfer) assays (John McCorvy)	Describe the 5-HT2 profile of the test compounds Choose lead and backup compounds	More than 100 compounds screened and profiled Lead and backup compounds with minimal 2B agonism are selected

Program	Indications	Study	Major Objective	Study Outcome
		Head Twitch Response trials (Halberstadt lab) (both 2A and 2A/2C programs)	Evaluate head twitch response in mice	16 BMB compounds screened with a range of activity in vivo. The most active compounds are selected for a further assessment in ADMEPK studies
ADMEPK studies (studies on absorption, distribution, metabolism, and excretion and pharmacokinetics):
  Brain binding and plasma protein binding
  Mouse, rat, dog, monkey PK
  Plasma stability, Hepatocyte stability, CYP (Cytochrome P450) inhibition, Permeability in CaCO2 cells
  Metabolites identification/profiling in cross-species hepatocyte/plasma, Kinetic solubility
			Describe the ADMEPK properties. Ensure the drug-like properties	ADMEPK profiling is completed for the lead compound Based on the obtained data the selected route of administration is subcutaneous or intramuscular ADMEPK is in process for the backup compounds
		Salt screen and solubility assessment	To choose the salt form for further studies that allows higher solubility	Hydrochoride salt has been chosen as the preferred salt form
		Safety Screen 44, hERG screening and Ames test at Eurofins (both 2A and 2A/2C programs)	Early screen for safety liabilities in vitro	hERG risk assessment is complete, 11 compounds considered as having low risk No Ames test liability found for tested compounds No safety liabilities identified for the tested compounds
		Rodent receptor in vitro screen and 5-HTome characterisation	Assess selectivity towards other serotonin receptors	BMB compounds are highly selective and have only 5-HT2A activity Rodent receptor screen completed and demonstrated lower 5-HT2A affinity in rodent species
	Depression	Depression trials in rats (Dr. Cunningham lab)	Determine the efficacy of BMB compounds in rat model of depression (OBX rats)	Single dose of the test compound showed significant and long lasting inhibition of abnormal behavioral activity in the surgery induced abnormal rats

Product	Indications	Clinical Trial	Major Objective	Outcome
		Toxicology studies: 7-days dogs and rat studies (subcutaneous injection)	Assess potential toxicity Complete toxicokinetics	Drug was well tolerated at all doses, no significant adverse effects
5-Ht2a+2c	Depression Pain disorders	Lead optimization - BRET (Bioluminescence Resonance Energy Transfer) assays (John McCorvy)	Describe the 5-HT2 profile of the test compounds	Design, molecule modeling, and synthesis continue to identify highly selective/safe 2A/2C agonists
		PsychoGenics Inc. collaboration (SmartCube model)	To assess the potential of compounds to treat psychiatric disorders by comparing their complex behavioral profiles with those from a proprietary reference database at the drug class level	BMB compounds showed clear antidepressant class profile in SmartCube model
	Pain	Preclinical Screening Platform for Pain (PSPP) - NIH collaboration (plantar incision and L5/L6 nerve ligation rat models)	In vitro opioid & abuse liability, PK and protein binding studies Assess effects in animal pain models
  The test compound has passed the Tier 1 and is in process of Tier 2 studies
  BMB-201 significantly reduced mechanical allodynia, but not guarding behavior, in a dose-dependent manner.
  In female rats, 30 mg/kg of A39a significantly reduced both mechanical allodynia and guarding behavior compared to vehicle-treated rats of the same sex.
  10 mg/kg also had a modest effect on guarding behavior in females.

		Neuroplasticity in vitro	Assess potential neuroplasticity inducing effects	Test compound demonstrated neuroplasticity effects similar to BDNF in vitro
		Head Twitch Response trials (Halberstadt lab) (both 2A and 2A/2C programs)	Evaluate head twitch response in mice	16 BMB compounds screened with a range of activity in vivo. The most active compounds are selected for a further assessment in ADMEPK studies

Product	Indications	Clinical Trial	Major Objective	Outcome
		• ADMEPK studies	• Describe the ADMEPK properties of the test compounds. Ensure the drug-like properties	• In process
		• Safety Screen 44, hERG screening and Ames test at Eurofins (both 2A and 2A/2C programs)	• Early screen for safety liabilities in vitro	• hERG risk assessment is complete, 11 compounds considered as having low risk • No Ames test liability found for tested compounds • No safety liabilities identified for the tested compounds

The Company has completed a Phase 1 clinical trial on its leading product candidate, 5-HT2C agonist, as follows:

Product	Indications	Clinical Trial	Major Objective	Outcome
BMB-101	Undisclosed Seizure Disorder	Phase 1 SAD, MAD and Food Effects	Safety, PK/PD and Exploratory Effect markers
  Based on safety results, BMB-101 was safe and well-tolerated by healthy subjects.
  The maximum tolerated dose of BMB-101 in this study was determined to be 180 mg/70 kg in the SAD study and 150 mg/ 70 kg. bid in the MAD study.
  Plasma pharmacokinetics indicated a plasma half-life of 5-7 hrs compatible with twice a day dosing.
  Prolactin and qEEG changes were indicative of central target engagement of central 5-HT2c receptors by BMB-101.

	Absence Epilepsy and DEE	BREAKTHROUGH Study: A Phase 2 Trial of BMB-101 in Absence Epilepsy and Developmental Epileptic Encephalopathy	Assess the safety, tolerability and efficacy of BMB-101	Ongoing study NCT06401538

Competition

The biotechnology and biopharmaceutical industries, and the neurological subsector, are characterized by rapid evolution of technologies, fierce competition, and strong defense of intellectual property. Any product candidates that we successfully develop and commercialize will have to compete with existing therapies and new therapies that may become available in the future. While we believe that our rational approach to drug design, along with our scientific expertise in the field of serotonergic drugs and central nervous system (CNS) function, provide us with competitive advantages, a wide variety of institutions, including large biopharmaceutical companies, specialty biotechnology companies, academic research departments, and public and private research institutions, are actively developing potentially competitive products and technologies. Our competitors generally fall within the following categories:

  Developmental and Epileptic Encephalopathy/Epilepsy. UCB, Jazz Pharmaceuticals, H. Lundbeck A/S, Biocodex, Xenon Pharmaceuticals, Praxis Therapeutics, SK Life Science, Marinus Pharmaceuticals, Ovid Therapeutics, Supernus Pharmaceuticals, Harmony Biosciences, Takeda Pharmaceuticals, Eisai

  Antidepressants and anxiolytics. AbbVie Inc., AstraZeneca, Bristol-Myers Squibb, Eli Lilly and Company, GlaxoSmithKline, H. Lundbeck A/S, Johnson & Johnson, Merck, Novartis, Otsuka Pharmaceutical, Pfizer Inc., Sanofi, Takeda Pharmaceutical Company Ltd.

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

On April 29, 2020, Bright Minds filed a United States provisional application that was assigned a serial number of US 63/017,627.  This patent application focused on psilocin analogs that have been decorated with functionality appropriate to achieving the goals of maintaining the desired 5-HT2A activity while being devoid of 5-HT2B activity; on April 29, 2021, US 63/017,627 expired without further public disclosure.  On May 4, 2021, Bright Minds filed a United States provisional application that was assigned a serial number of US 63/184,040; US 63/184,040 included subject matter that was previously recited in US 63/017,627; on May 4, 2022, US 63/184,040 expired without further public disclosure.  On May 5, 2022, Bright Minds filed a United States provisional application that has been assigned a serial number of US 63/338,842; US 63/338,842 includes subject matter that was previously recited in US 63/184,040 and US 63/017,627; on May 5, 2023, US 63/338,842 expired without further public disclosure.  On May 8, 2023, Bright Minds filed a United States provisional application that has been assigned a serial number of US 63/464,749; US 63/464,749 includes subject matter that was previously recited in US 63/338,842 and US 63/184,040 and US 63/017,627; on May 8, 2024, US 63/464,749 expired without further public disclosure. On May 9, 2024, Bright Minds filed a United States provisional application that has been assigned a serial number of US 63/645,025; US 63/645,025 includes subject matter that was previously recited in US 63/464,749.

On May 26, 2021, Bright Minds filed a United States provisional application that was assigned a serial number of US 63/193,062.  This patent application focused on substitutions at a particular position on an indole structure.  On May 25, 2022, Bright Minds filed a Patent Cooperation Treaty patent application that claims priority to US 63/193,062.  Such Patent Cooperation Treaty patent application has been assigned a serial number of PCT/CA2022/050833.  PCT/CA2022/050833 has entered the national/regional phase in the United States of America (assigned application number 18/562,587), Canada (assigned application number 3,219,940), Japan (assigned application number 2023-573064), the European Union (assigned application number 22810004.6), South Korea (assigned application number 10-2023-7044608), and China (assigned application number 202280052820.8).

On January 4, 2022, Bright Minds filed a United States provisional application that has been assigned a serial number of US 63/296,430.  This patent application focuses on phenethylamine compounds.  On November 4, 2022, Bright Minds filed a second United States provisional application focused on phenethylamine compounds; this provisional application has been assigned a serial number of US 63/422,730.  On January 4, 2023, Bright Minds filed a Patent Cooperation Treaty patent application that claims priority to US 63/296,430 and US 63/422,730.  Such Patent Cooperation Treaty patent application has been assigned a serial number of PCT/CA2023/050003.  PCT/CA2022/050003 has entered the national/regional phase in Canada (assigned application number 3,242,928), the United States of America (assigned application number 18/726,389), Australia (assigned application number 2023205941), Japan (assigned application number 2024-540591), the European Union (assigned application number 23736951.7), South Korea (assigned application number 10-2024-7026278), and China (assigned application number 202380022140.6).

On May 6, 2022, Bright Minds filed a United States provisional application that has been assigned a serial number of US 63/338,889.  This patent application focuses on substitutions at a particular position on an indole structure.  On May 2, 2023, Bright Minds filed a Patent Cooperation Treaty patent application that claims priority to US 63/338,889.  Such Patent Cooperation Treaty patent application has been assigned a serial number of PCT/CA2023/050595.  PCT/CA2023/050595 has entered the national/regional phase in Canada (assigned application number 3,252,369), Japan (application number to be assigned), Australia (assigned application number 2023264112), the United States of America (assigned application number 18/863,516), and the European Union (assigned application number 23799069.2).  Bright Minds also intends for PCT/CA2023/050595 to enter the national phase in China, and the deadline to enter the Chinese national phase is January 6, 2025.

Bright Minds is currently listed as an applicant in the following matters:

Patent Application Number	Region	Title	Inventors	Applicant	Filing Date	Status
17/911,022	USA	3-(2-(AMINOETHYL)-INDOL-4-OL DERIVATIVES, METHODS OF PREPARATION THEREOF, AND THE USE AS 5-HT2 RECEPTOR MODULATORS	Alan KOZIKOWSKI; Gideon SHAPIRO; Werner TUECKMANTEL John McCORVY	Bright Minds Biosciences Inc.; The Medical College of Wisconsin Inc.	September 12, 2022 (national phase entry of PCT/CA2021/050336 having an international filing date of March 12, 2021, which claims priority to US 62/988,926 filed March 12, 2020)	Pending
21768153.5	European Union	3-(2-(AMINOETHYL)-INDOL-4-OL DERIVATIVES, METHODS OF PREPARATION THEREOF, AND THE USE AS 5-HT2 RECEPTOR MODULATORS	Alan KOZIKOWSKI; Gideon SHAPIRO; Werner TUECKMANTEL John McCORVY	Bright Minds Biosciences Inc.; The Medical College of Wisconsin Inc.	October 12, 2022 (national phase entry of PCT/CA2021/050336 having an international filing date of March 12, 2021, which claims priority to US 62/988,926 filed March 12, 2020)	Pending
PCT/CA2023/050003	PCT	Phenethylamines and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL;	Bright Minds Biosciences Inc.	January 4, 2023 (claims priority to US63/296,430 filed January 4, 2022 and US63/422,730 filed November 4, 2022)	Pending
18/562,587	USA	Heterocyclic Compounds and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL; John MCCORVY; Uros LABAN;	Bright Minds Biosciences Inc.; The Medical College of Wisconsin Inc.	November 20, 2023
					(national phase entry of PCT/CA2022/050833 having an international filing date of May 25 2022, which claims priority to US 63/193,062 filed May 26, 2021 and US 63/309,735 filed February 14, 2022)	Pending

Patent Application Number	Region	Title	Inventors	Applicant	Filing Date	Status
3,219,940	Canada	Heterocyclic Compounds and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL; John MCCORVY; Uros LABAN;	Bright Minds Biosciences Inc.; The Medical College of Wisconsin Inc.

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

Pending

Patent Application Number	Region	Title	Inventors	Applicant	Filing Date	Status
10-2023-7044608	South Korea	Heterocyclic Compounds and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL; John MCCORVY; Uros LABAN;	Bright Minds Biosciences Inc.; The Medical College of Wisconsin Inc.

December 22, 2023

(national phase entry of PCT/CA2022/050833 having an international filing date of May 25 2022, which claims priority to US 63/193,062 filed May 26, 2021 and US 63/309,735 filed February 14, 2022)

Pending
202280052820.8	China	Heterocyclic Compounds and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL; John MCCORVY; Uros LABAN;	Bright Minds Biosciences Inc.; The Medical College of Wisconsin Inc.

January 26, 2024

(national phase entry of PCT/CA2022/050833 having an international filing date of May 25 2022, which claims priority to US 63/193,062 filed May 26, 2021 and US 63/309,735 filed February 14, 2022)

Pending
63/645,025	USA	Heterocyclic Compounds and Methods of Preparation Thereof	Werner TUECKMANTEL; Alan KOZIKOWSKI;	Bright Minds Biosciences Inc.	May 9, 2024	Pending
3,242,928	Canada	Phenethylamines and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL;	Bright Minds Biosciences Inc.

July 2, 2024

(national phase entry of PCT/CA2023/050003 having an international filing date of January 4, 2023, which claims priority to US63/296,430 filed January 4, 2022 and US63/422,730 filed November 4, 2022)

Pending
18/726,389	USA	Phenethylamines and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL;	Bright Minds Biosciences Inc.

July 2, 2024

(national phase entry of PCT/CA2023/050003 having an international filing date of January 4, 2023, which claims priority to US63/296,430 filed January 4, 2022 and US63/422,730 filed November 4, 2022)

Pending

Patent Application Number	Region	Title	Inventors	Applicant	Filing Date	Status
2023205941	Australia	Phenethylamines and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL;	Bright Minds Biosciences Inc.

July 2, 2024

(national phase entry of PCT/CA2023/050003 having an international filing date of January 4, 2023, which claims priority to US63/296,430 filed January 4, 2022 and US63/422,730 filed November 4, 2022)

Pending
2024-540591	Japan	Phenethylamines and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL;	Bright Minds Biosciences Inc.

July 3, 2024

(national phase entry of PCT/CA2023/050003 having an international filing date of January 4, 2023, which claims priority to US63/296,430 filed January 4, 2022 and US63/422,730 filed November 4, 2022)

Pending
23736951.7	European Union	Phenethylamines and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL;	Bright Minds Biosciences Inc.

August 2, 2024

(national phase entry of PCT/CA2023/050003 having an international filing date of January 4, 2023, which claims priority to US63/296,430 filed January 4, 2022 and US63/422,730 filed November 4, 2022)

Pending

Patent Application Number	Region	Title	Inventors	Applicant	Filing Date	Status
10-2024-7026278	South Korea	Phenethylamines and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL;	Bright Minds Biosciences Inc.

August 5, 2024

(national phase entry of PCT/CA2023/050003 having an international filing date of January 4, 2023, which claims priority to US63/296,430 filed January 4, 2022 and US63/422,730 filed November 4, 2022)

Pending
202380022140.6	China	Phenethylamines and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL;	Bright Minds Biosciences Inc.

August 15, 2024

(national phase entry of PCT/CA2023/050003 having an international filing date of January 4, 2023, which claims priority to US63/296,430 filed January 4, 2022 and US63/422,730 filed November 4, 2022)

Pending
3,252,369	Canada	Azepinoindoles and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL;	Bright Minds Biosciences Inc.	November 5, 2024 (national phase entry of PCT/CA2023/050595 having an international filing date of May 2, 2023, which claims priority to US 63/338,889 filed May 6, 2022)	Pending
Pending	Japan	Azepinoindoles and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL;	Bright Minds Biosciences Inc.	November 5, 2024 (national phase entry of PCT/CA2023/050595 having an international filing date of May 2, 2023, which claims priority to US 63/338,889 filed May 6, 2022)	Pending
2023264112	Australia	Azepinoindoles and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL;	Bright Minds Biosciences Inc.	November 6, 2024 (national phase entry of PCT/CA2023/050595 having an international filing date of May 2, 2023, which claims priority to US 63/338,889 filed May 6, 2022)	Pending

Patent Application Number	Region	Title	Inventors	Applicant	Filing Date	Status
18/863,516	USA	Azepinoindoles and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL;	Bright Minds Biosciences Inc.	November 6, 2024 (national phase entry of PCT/CA2023/050595 having an international filing date of May 2, 2023, which claims priority to US 63/338,889 filed May 6, 2022)	Pending
23799069.2	European Union	Azepinoindoles and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL;	Bright Minds Biosciences Inc.	November 8, 2024 (national phase entry of PCT/CA2023/050595 having an international filing date of May 2, 2023, which claims priority to US 63/338,889 filed May 6, 2022)	Pending
Pending	China	Azepinoindoles and Methods of Preparation Thereof	Alan KOZIKOWSKI; Werner TUECKMANTEL;	Bright Minds Biosciences Inc.	To be filed before January 6, 2025 (national phase entry of PCT/CA2023/050595 having an international filing date of May 2, 2023, which claims priority to US 63/338,889 filed May 6, 2022)	Pending

Trademarks

Bright Minds has the following trademark registrations:

Trademark	Country	Application Number (Registration Number)	Filing Date (Registration Date)	Status
BRIGHT MINDS	Canada	2,016,213 (TMA1202388)	2020-03-06 (2023-10-11)	Registered
BRIGHT MINDS	United States of America	90/245,748 (7,424,235)	2020-10-09 (2024-06-25)	Registered

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

Submission of an NDA or BLA to the FDA

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

Legal Proceedings

Other than as disclosed herein, we are not involved in, or aware of, any legal or administrative proceedings contemplated or threatened by any governmental authority or any other party that is likely to have a material adverse effect on our business. As of the date of this Annual Report, no director, officer or affiliate is a party adverse to us in any legal proceeding or has an adverse interest to us in any legal proceeding.

Revati Inc., on behalf of the former Chief Medical Officer of the Company, Dr. Revati Shreeniwas, filed a claim in the Supreme Court of British Columbia on April 14, 2023, claiming compensation for termination on November 23, 2022, of  the CMO ICA (defined herein). The plaintiff in the proceeding claims damages for breach of contract and the value of restricted share units, additional damages arising from the termination of the CMO ICA, and other relief related to the claim for restricted share units and termination. A response to civil claim was filed on behalf of the Company on May 9, 2023, opposing all relief sought by the plaintiff. The proceeding is scheduled for trial June 23-27, 2025.

C. Organizational structure

The Company has two wholly-owned subsidiaries: Bright Minds Biosciences LLC, a limited liability company formed pursuant to the laws of Delaware, and Bright Minds Bioscience Pty. Ltd., a company formed pursuant to the laws of Australia. The Company owns 100% of the voting and dispositive control over each subsidiary. The following chart illustrates, as at the date of this Annual Report, the Company's subsidiaries, including their respective jurisdiction of incorporation and percentage of voting securities in each that are held by the Company either directly or indirectly:

D. Property, plant and equipment

The Company leases its executive headquarters located at 19 Vestry St., New York, NY 10013 pursuant to a lease agreement (the "Vestry Lease Agreement")between the Company and Gerep Realty Corp., as landlord, dated August 13, 2021, as amended on May 31, 2022. Pursuant to the Vestry Lease Agreement, monthly rent is US$5,510 from September 1, 2022 to August 31, 2023, and US$5,630 from September 1, 2023 to August 31, 2024. The Vesty Lease Agreement is now month to month until February 28, 2025, at a monthly rent of US$5,855.

The Company leases office space located at Portal Innovations, 400 N. Aberdeen St., Suite 900, Chicago, IL 60647 pursuant to a Chicago membership agreement (the “Chicago Agreement”) between the Company and ZoE Life Fulton Labs Incubator, LLC, with an initial date of November 28, 2023, as extended on December 3, 2024. The Chicago Agreement has a term ending on December 12, 2025, and the Company pays a monthly fee of US$800.

The Company leases laboratory space located at Technology Innovation Center, 10437 W Innovation Dr, Wauwatosa, WI 53226 pursuant to a commercial laboratory lease dated May 10, 2021, as amended as of November 17, 2021, May 27, 2022, January 3, 2023, May 9, 2023, and May 6, 2024 (the “Wisconsin Lease”) between the Company and Technology Innovation Center LLC. The Wisconsin Lease has a term ending on May 31, 2025, and the Company pays monthly rent of US$708.11.

Other than as set forth above, the Company does not own or lease any other real property and it does not own any material equipment.  The Company’s registered office is located in Vancouver, Canada. The nature of the space is immaterial to the Company’s operations as physical operating activities related to research and development programs and the Company’s clinical trial are primarily outsourced to trusted contract research organizations and clinical trial centres, including but not limited to the Medical College of Wisconsin, CMAX Clinical Research, Neuroscience Trials Australia (NTA), Singota Solutions, Eurofins Advantar, Australian Epilepsy Clinical Trial Network (AECTN), Taikun Pharma and others.

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

Financing

Our ability to continue operations will depend on our continued ability to raise capital on acceptable terms. We incurred losses of $14,964,941 for the year ended September 30, 2022, $7,372,225 for the year ended September 30, 2023, and $2,801,946 for the year ended September 30, 2024, and anticipate incurring losses for the year ending September 30, 2025. We had negative operating cash flows of $1,850,186 for the year ended September 30, 2024 and anticipate negative operating cash flows during the year ended September 30, 2025. Although we had working capital surplus of $5,458,261, including cash and cash equivalents of $5,720,092, at September 30, 2024, we anticipate further financings through the sale of our shares. If we are not successful in raising additional capital on terms that are acceptable to us, we may be forced to curtail or cease operations.

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

A. Operating Results

Results of Operations for the Year ended September 30, 2024 as Compared to the Year Ended September 30, 2023

Revenues

Since inception, the Company has not realized any revenue.

Operating Expenses

During the year ended September 30, 2024, the Company incurred a net loss of $2,801,946 compared to a net loss of $7,372,225 for the corresponding period in 2023. The increase in net loss between the two years resulted from an overall ramp up of operations. The largest expense items in net comprehensive loss are described below.

Consulting fees.  Consulting fees were $98,404 for the year ended September 30, 2024 compared to $207,390 for the year ended September 30, 2023.  The decrease of $108,986 was a result of a discontinuation of services from various consultants.

Foreign exchange.  Foreign exchange recovery was $9,312 for the year ended September 30, 2024 compared to $14,189 recovery for the year ended September 30, 2023. The decrease of $23,501 was a result of volatility in the foreign exchange market.

Marketing, advertising and investor relations expenses.  Marketing, advertising and investor relations expenses were $41,600 for the year ended September 30, 2024 compared to $119,418 for the year ended September 30, 2023. The decrease of $77,818 was a result of the discontinuation of certain marketing and advertising activities for the year.

Office and administrative expenses.  Office and administrative expenses were $264,900 for the year ended September 30, 2024 compared to $278,809 for the year ended September 30, 2023. The decrease of $14,800 was a result of fewer overhead expenditures incurred by the Company personnel.

Professional fees.  Professional fees were $547,765 for the year ended September 30, 2024 compared to $437,679 for the year ended September 30, 2023. The increase of $110,086 was a result of the increased instances and business activity during the current year requiring professional services when compared to the previous year.

Regulatory and filing expenses. Regulatory and filing expenses were $197,176 for the year ended September 30, 2024 compared to $186,651 for the year ended September 30, 2023. The increase of $10,535 was a result the a slight increase in US regulatory fees due to foreign exchange volatility.

Research and development expenses.  Research and development were $1,180,010 for the year ended September 30, 2024 compared to $4,999,944 for the year ended September 30, 2023. The decrease of $3,819,934 was a result of the completion of certain research and development activities in the previous year and more focused ongoing research activity.

Net Loss

As a result of the above factors, we reported a net loss for the year ended September 30, 2024 of $2,801,946, compared to a net loss of $7,372,225 for the corresponding period in 2023.

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

Consulting fees.  Consulting fees were $207,390 for the year ended September 30, 2023 compared to $771,329 for the year ended September 30, 2022.  The decrease of $563,399 was a result of a discontinuation of services from various consultants.

Foreign exchange.  Foreign exchange recovery was $14,189 for the year ended September 30, 2023 compared to $12,151 for the year ended September 30, 2022. The increaseof $2,038 was a result of volatility in the foreign exchange market.

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

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net loss of $2,801,946 during the year ended September 30, 2024, and had a cash and cash equivalents balance and a working capital surplus of $5,720,092 and $5,458,261, respectively, as at September 30, 2024. There can be no assurance that funding from this or other sources will be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations.

As of September 30, 2024, the Company had 4,524,087 issued and outstanding shares and 6,046,251 shares on a fully-diluted basis. The Company began trading on Canadian Stock Exchange on February 8, 2021 and began trading on Nasdaq on November 8, 2021.

The Company had $5,458,261, of working capital surplus as at September 30, 2024, compared to $6,531,803 of working capital surplus as at September 30, 2023. The decrease in working capital resulted from decreased capital raises in the fiscal year ended September 30, 2024.

In the opinion of management of the Company, due in part to the completion of a non-brokered private placement for USD$35,000,000 in November 2024 and additional exercises of convertible securities such as options and warrants, the Company’s working capital is sufficient for the Company to fulfill its current business objectives.

Capital Resources

As at September 30, 2024, the Company had cash of $5,720,092 (September 30, 2023: $6,747,986). The Company continues to pursue additional equity financing although there can be no guarantees given that the Company will be successful in such endeavors.

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

C. Research and Development, Patents and Licenses, etc.

The following table summarizes the material components of research and development expenditure across its drug portfolio for the years ended September 30, 2024, 2023, and 2022:

Drug Portfolio	For the year ended September 30, 2024	For the year ended September 30, 2023	For the year ended September 30, 2022
	$	$	$
5-HT2A	410,140	832,621	2,165,206
5-HT2C	494,013	3,485,285	8,412,193
5-HT2C/A	275,857	682,038	1,603,539
TOTAL	1,180,010	4,999,944	12,180,938

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

F. Tabular Disclosure of Contractual Obligations

The following table provides the Company's contractual obligations:

Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	118,960	79,384	39,576	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	118,960	79,384	39,576	Nil	Nil

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since
Ian McDonald, Dubai, UAE	37	President, Chief Executive Officer and Director	May 31, 2019
Ryan Cheung, British Columbia, Canada	46	Chief Financial Officer	May 29, 2020
Dr. Mark Smith, Elkton, MD	69	Chief Medical Officer	December 1, 2022
Nils Christian Bottler(1)(2)(3)(4), Berlin, Germany	37	Director	September 29, 2020
Jeremy Fryzuk(1)(2)(3)(4), London, UK	39	Director	September 29, 2020
Dr. Jan Pedersen, Soborg, Denmark	60	Director and Chief Scientific Officer	April 27, 2022 (Director) June 26, 2022 (Interim Chief Scientific Officer) September 22, 2022 (Chief Scientific Officer)
David Weiner(1)(2)(3)(4), New York, USA	60	Director	February 16, 2023

___________________________
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

•	David Weiner;

•	Nils Bottler; and

•	Jeremy Fryzuk.

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

B. Compensation

Compensation Discussion and Analysis

This section sets out the objectives of our Company's executive compensation arrangements, our Company's executive compensation philosophy and the application of this philosophy to our Company's executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board of Directors made in fiscal 2024 with respect to its Named Executive Officers (as herein defined). When determining the compensation arrangements for the Named Executive Officers, our Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our Company's shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

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

The Company did not retain a compensation consultant during financial years ending September 30, 2024, September 30, 2023, or September 30, 2022.

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

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by Bright Minds or its subsidiaries, to each of the executive officers set out below (each, an "NEO"), in any capacity, including, for greater certainty, all plan and non‐plan compensation, direct or indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO for services provided and for services to be provided, directly or indirectly, to Bright Minds for the periods indicated.

Named Executive Officer and Principal Position	Year	Salary (C$)	Share based awards (C$)(1)	Equity incentive awards (C$)(1)	Annual Incentive Plan (C$)	Long- term Incentive Plan (C$)	Pension Value (C$)	All Other Compen- sation (C$)	Total Compen- sation (C$)
Ian McDonald(2) President and CEO	2024 2023 2022	Nil Nil Nil	213,239 626,178 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	213,239 626,178 Nil
Ryan Cheung(3) CFO	2024 2023 2022	120,000 120,000 144,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	120,000 120,000 144,000
Jan Pedersen(4) Chief Science Officer	2024 2023 2022	243,300 243,550 174,215	205,283 556,174 46,529	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	448,583 799,724 220,744
Mark Smith(5) Chief Medical Officer	2024 2023 2022	279,119 272,946 N/A	Nil Nil N/A	128,805 177,975 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	407,924 450,921 N/A
Revati Shreeniwas(6) Former Chief Medical Officer	2024 2023 2022	N/A 58,900 383,850	N/A Nil 123,052	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A 58,900 506,902

___________________________
Notes

(1) Option-based awards represent the fair value of stock options granted in the year under our Stock Option Plan.  The fair value of stock options granted is calculated as of the grant date using the Black-Scholes option pricing model.  For discussion of the assumptions made in the valuation, refer to Note 5 to our financial statements for our fiscal year ended September 30, 2024. Share based awards represent the fair value of RSUs granted in the year. The fair of RSUs granted is calculated on the grant date closing value.

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

The Company entered into an Independent Contractor Agreement dated September 22, 2022 between the Company and a corporation controlled by Dr. Jan Pedersen engaging the services of Dr. Pedersen as Chief Science Officer of the Company for compensation of US$15,000 per month. The agreement contains standard nondisclosure, noncompetition and non-solicitation provisions and automatically renews on an annual basis unless terminated by either party.

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

Securities Authorized For Issuance Under Equity Compensation Plans

The Company has two equity compensation plans: (i) a 10% "rolling" stock option plan, and (ii) a 10% "rolling" restricted share unit plan, as described in this Annual Report. The Company received shareholder approval of the Option Plan and RSU Plan on May 18, 2021 and shareholder approval for the continuation of the Option Plan and RSU Plan on March 24, 2023.

The following table sets forth details of the Company's equity compensation plan information as at the financial year ended September 30, 2024:

Plan Category	Number of securities to be issued upon exercise of outstanding options and settlement of outstanding RSUs (a)(1)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	340,400 (Options) 192,000 (RSUs)	$7.76 (Options/RSUs)	112,008 (Options) 260,408 (RSUs)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	340,400 (Options) 192,000 (RSUs)		112,008 (Options) 260,408 (RSUs)

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

  the maximum number of Options which may be granted to any one holder under the Option Plan within any 12-month period shall be 5% of the number of issued and outstanding Common Shares (unless the Company has obtained disinterested shareholder approval if required by applicable laws);

  if required by applicable laws, disinterested shareholder approval is required to grant to related persons, within a 12-month period, of a number of Options which, when added to the number of outstanding Options granted to related persons within the previous 12 months, exceed 10% of the issued Common Shares;

  the expiry date of an Option shall be no later than the tenth anniversary of the grant date of such Option;

  the maximum number of Options which may be granted to any one consultant within any 12-month period must not exceed 2% of the number of issued and outstanding Common Shares;

  the maximum number of Options which may be granted within any 12-month period to employees or consultants engaged in investor relations activities must not exceed 2% of the number of issued and outstanding Common Shares and such Options must vest in stages over 12 months with no more than 25% of the Options vesting in any three month period;

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

In the event a Participant is terminated by reason of (i) termination by the Company other than for cause, or (ii) the Participant's death, the Participant's unvested RSUs shall vest automatically as of such date. In the event the termination of the Participant's services is by reason of voluntary resignation, only the Participant's unvested RSUs shall terminate automatically as of such date.

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

Incentive Plan Awards

Outstanding Option-based Awards

The following table sets out the option-based awards outstanding as at September 30, 2024, for any NEO:

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m - d - y	Value of unexercised in-the- money options(1) ($)
Mark Smith Chief Medical Officer	45,000	$8.25	12-01-2027(3)	Nil

___________________________
Notes

(1) The value is the difference between the closing price of $1.47 per Common Share on the CSE at September 30, 2024 and the exercise price of the options.

(2) Options were granted on November 17, 2020.

(3) Options were granted on December 1, 2022.

Outstanding Share-Based Awards

The following table sets out share-based awards outstanding as at September 30, 2024, for any NEO:

Name	Share-based Awards
	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Ian McDonald	60,000	105,000	105,000
Jan Pedersen Chief Science Officer	85,000	148,750	148,750

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value vested or earned under the Option Plan awards and the RSU Plan awards during the financial year ended September 30, 2024, for each NEO:

Name of NEO	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Ian McDonald	Nil	Nil	Nil
Ryan Cheung	Nil	Nil	Nil
Jan Pedersen	Nil	Nil	Nil

Director Compensation for Fiscal 2024

The following table sets forth all compensation for services as a director to the Company during the fiscal years ended September 30, 2024, 2023, and 2022 in respect of the directors set out below, which for those directors who are NEOs excludes compensation for services provided as an NEO:

Name	Year	Salary ($)	Share- based Awards(1) ($)	Equity Incentive Awards(1) ($)	All Other Compensation ($)	Total Compensation ($)
Ian McDonald	2024 2023 2022	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Nils Christian Bottler	2024 2023 2022	Nil Nil Nil	Nil Nil Nil	17,891 7,685 23,900	Nil Nil Nil	17,891 7,685 23,900
Jeremy Fryzuk	2024 2023 2022	Nil Nil Nil	Nil Nil Nil	17,891 7,685 23,900	Nil Nil Nil	17,891 7,685 23,900
Dr. Alan Kozikowski(2)	2024 2023 2022	N/A N/A 188,850	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A 188,850
Dr. Emer Leahy(3)	2024 2023 2022	N/A N/A Nil	N/A N/A Nil	N/A N/A (58,132)	N/A N/A Nil	N/A N/A (58,132)
Jan Pedersen(4)	2024 2023 2022	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Douglas Williamson(5)	2024 2023 2022	Nil Nil Nil	Nil (63,241) 63,241	Nil Nil Nil	Nil Nil Nil	Nil (63,241) 63,241
David Weiner(6)	2024 2023 2022	Nil Nil Nil	Nil Nil Nil	39,488 22,039 Nil	Nil Nil Nil	39,488 22,039 Nil

___________________________
Notes

(1) Option-based awards represent the fair value of stock options granted in the year under our Stock Option Plan.  The fair value of stock options granted is calculated as of the grant date using the Black-Scholes option pricing model.  For discussion of the assumptions made in the valuation, refer to Note 5 to our financial statements for our fiscal year ended September 30, 2024. Share based awards represent the fair value of RSUs granted in the year. The fair of RSUs granted is calculated on the grant date closing value.

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

Outstanding Option-based Awards

The following table sets out the option-based awards outstanding as at September 30, 2024, for each director, excluding a director who is already set out in disclosure for an NEO of the Company:

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date mm - dd - yyyy	Value of unexercised in-the- money options(1) ($)
Jeremy Fryzuk	16,000 20,000	$6.25 $1.84	11-17-2025(2) 03-22-2029(4)	$Nil $Nil
Nils Bottler	16,000 20,000	$6.25 $1.84	11-17-2025(2) 03-22-2029(4)	$Nil $Nil
David Weiner	16,000	$5.25	02-16-2028(3)	$Nil

___________________________
Notes

(1) The value is the difference between the closing price of $1.47 per Common Share on the CSE at September 30, 2024 and the exercise price of the options.

(2) Options were granted during the year ended September 30, 2021.

(3) Options were granted during the year ended September 30, 2023.

Outstanding Share-Based Awards

There are no share-based awards outstanding as at September 30, 2024 for any of the directors of the Company, excluding a director who is already set out in disclosure for an NEO of the Company.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value vested or earned under the Option Plan awards and the RSU Plan awards during the financial year ended September 30, 2024, for each director, excluding a director who is already set out in disclosure for an NEO for the Company:

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Ian McDonald	Nil	213,239	Nil
Jeremy Fryzuk	17,891	Nil	Nil
Nils Bottler	17,891	Nil	Nil
David Weiner	39,488	Nil	Nil

Clawback Policy

On December 1, 2023, the Board adopted a Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation (the "Clawback Policy") providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.  Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer's chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy was filed as Exhibit 97.1 to the Company's Annual Report on Form 20-F for the Company's financial year ended September 30, 2023, as filed with the SEC on December 29, 2023.

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

D. Employees

As of December 30, 2024, the Company has no employees, and operated solely through the use of our consultants and independent contractors. However, the Company's wholly-owned subsidiary, Bright Minds Biosciences LLC, has one employee.

The Company has entered into a Scientific Advisory Board Agreement dated April 21, 2021 between the Company and Jianmin Duan, engaging Jiamin Duan as a member of the Company’s Scientific Advisory Board and as a consultant to the Company.

E. Share Ownership

Shares

The shareholdings of our officers and directors are set out in Item 7 below.

Options

The Options, exercisable into Common Shares of the Company, held by our officers and directors are set out in Item 6 B above.

Warrants

The Company's officers and directors currently hold an aggregate of 361,765 warrants exercisable into common shares of the Company.

F. Disclosure of Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our Common Share as of December 20, 2024 by: (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding Common Shares; (b) all directors; (c) our executive officers; and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their Common Shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their Common Shares.

Name	Common Shares of the Company Beneficially Owned (1)	Percentage of Common Shares Beneficially Owned(2)
Directors and Executive Officers:
Ian McDonald(3), Chief Executive Officer, President and Director	1,364,900	19.53%
Ryan Cheung, Chief Financial Officer	Nil	0%

Name	Common Shares of the Company Beneficially Owned (1)	Percentage of Common Shares Beneficially Owned(2)
Jeremy Fryzuk(4), Director	219,549	3.14%
Nils Bottler(5), Director	25,000	0.36%
Jan Torleif Pedersen(6), Chief Science Officer and Director	35,000	0.50%
David Weiner(7), Director	8,000	0.11%
Mark Smith(8), Chief Medical Officer	45,000	0.64%
Alex Vasilkevich(9), Chief Operating Officer, VP Corporate Development	84,500	1.21%
Directors and Executive Officers as a Group (8 persons)	1,781,949	25.50%
Other 5% or more Shareholders:
Cormorant Asset Management	1,059,331	15.16%
Dr. Alan Kozikowski	480,500	6.88%

___________________________
Notes

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or common shares: (i) voting power, which includes the power to vote, or to direct the voting of common shares; and (ii) investment power, which includes the power to dispose or direct the disposition of common shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the common shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of Common Shares actually outstanding on December 20, 2024.

(2) The percentage is calculated based on 6,988,989 Common Shares that were outstanding as of December 20, 2024.

(3) Shares beneficially owned consist of (i) 974,900 Common Shares held directly by Mr. McDonald, (ii) warrants to purchase 360,000 Common Shares, and (iii) 30,000 restricted share units to acquire 30,000 Common Shares which have vested.

(4) Shares beneficially owned consist of (i) 193,549 Common Shares held directly by Mr. Fryzuk, and (ii) stock options to purchase 26,000 Common Shares which have vested.

(5) Shares beneficially owned consist of (i) 5,000 Common Shares held directly by Mr. Bottler, and (ii) stock options to purchase 20,000 Common Shares which have vested.

(6) Shares beneficially owned consist of 35,000 Common Shares held directly by Mr. Pedersen.

(7) Shares beneficially owned consist of stock options held directly by Mr. Weiner to purchase 8,000 Common Shares which have vested.

(8) Shares beneficially owned consist of 45,000 stock options held directly by Mr. Smith to purchase 45,000 Common Shares which have vested.

(9) Shares beneficially owned consist of (i) 19,750 Common Shares held directly by Mr. Vasilkevich, and (ii) stock options to purchase 64,750 Common Shares which have vested

The information as to shares beneficially owned, not being within our knowledge, has been furnished by the officers and directors.

As at December 20, 2024, there were 132 holders of record of our Common Shares.

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

Dr. Jan Pedersen

On September 22, 2022, the Company entered into an independent contractor agreement with (the “Pedersen ICA”) whereby the consultant Torleif Science ApS, an individual consulting business controlled by Dr. Jan Pedersen, pursuant to which Dr. Jan Pedersen was engaged to serve as the Company’s Chief Science Officer. For the provision of services, the contractor will be compensated US$15,000 per month, and the contractor also received a US$45,000 signing bonus. The services will continue for an initial term of one year unless sooner terminated. The Pedersen ICA can be terminated by the Company providing five working days’ written notice, the contractor providing two weeks’ written notice or by mutual written agreement. At the end of the initial term, the Pedersen ICA will automatically be extended for additional one-year period(s) unless the Company provides contractor with 30 days written notice.

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

Alex Vasilkevich

The Company has an arrangement with Alex Vasilkevich whereby Mr. Vasilkevich carries out duties as the Chief Operating Officer of the Company for an annual salary of US$104,000. In addition, the Company also agreed to reimburse Mr. Vasilkevich for reasonable and approved expenses arising in connection with the performance of the services.

Karl Deisseroth

On April 11, 2022, the Company entered into a scientific advisory board agreement with Karl Deisseroth pursuant to which the Company will pay Mr. Deisseroth a monthly fee of US$4,167 and issued an aggregate 5,000 common shares (the “Payment Shares”) in the capital of the Company at a fair market value of $5.45 per share (total fair market value of $27,250). The Payment Shares were issued in escrow and will be released to Mr. Deisseroth over a period of four years commencing on March 8, 2023.

Director Indemnity Agreements

The Company entered into several director indemnity agreements (the “DIAs”) with the directors of the Company. Pursuant to the DIAs and subject to all applicable laws, including the applicable limitations and restrictions set forth in the BCBCA, the Company will:

  indemnify and save harmless the directors against and from (a) any and all charges or claims by reason of them being or having been a director of the Company or another corporation, at a time when the other corporation is or was an affiliate of the Company, or at the request of the Company; and (b) any and all costs, damages, expenses, fines, liabilities, losses and penalties (the “Consequences”) which they may sustain, incur or be liable for in consequence of their acting as a director of the Company, whether sustained or incurred by reason of their negligence, default, breach of duty or trust, failure to exercise due diligence or otherwise in relation to the Company or any of its affairs;

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The financial statements of the Company for the years ended September 30, 2024, 2023, and 2022 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this Annual Report. The financial statements including related notes are accompanied by the report of the Company's independent registered public accounting firm, DeVisser Gray LLP.

Legal Proceedings

As of the date of this Annual Report, in the opinion of our management, other than as disclosed below we are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate, and, to our knowledge, no legal proceedings of a material nature involving us currently are contemplated by any individuals, entities or governmental authorities.

Revati Inc., on behalf of the former Chief Medical Officer of the Company, Dr. Revati Shreeniwas, filed a claim in the Supreme Court of British Columbia on April 14, 2023, claiming compensation for termination on November 23, 2022, of  the CMO ICA (defined herein). The plaintiff in the proceeding claims damages for breach of contract and the value of restricted share units, additional damages arising from the termination of the CMO ICA, and other relief related to the claim for restricted share units and termination. A response to civil claim was filed on behalf of the Company on May 9, 2023, opposing all relief sought by the plaintiff. The proceeding is scheduled for trial June 23-27, 2025.

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

  The Company has entered into the Pedersen ICA dated September 22, 2022, pursuant to which Dr. Jan Pedersen was engaged to serve as the Company’s Chief Science Officer.

  The Company has entered into the Smith ICA dated December 1, 2022, pursuant to which  Dr. Mark A. Smith was engaged as the Company’s Chief Medical Officer.

  The Company has entered into a Scientific Advisory Board Agreement dated April 21, 2021 between the Company and Jianmin Duan, engaging Jiamin Duan as a member of the Company’s Scientific Advisory Board and as a consultant to the Company.

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

There is no limitation imposed by Canadian law or by the charter or other constituent documents of our Company on the right of a non-resident to hold or vote common shares of our Company. However, the Investment Canada Act has rules regarding certain acquisitions of shares by non-residents, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire common shares of our Company. The discussion is general only; it is not a substitute for independent legal advice from an investor's own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Canada Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an "entity"). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Canada Act. If an investment by a non-Canadian to acquire control over an existing Canadian business that is not a Canadian "cultural business" is reviewable under the Investment Canada Act, the Investment Canada Act generally prohibits implementation of the investment unless, after review, the Minister of Innovation, Science and Industry (the "Minister") is satisfied that the investment is likely to be of net benefit to Canada. For investments in Canadian "cultural businesses" that are reviewable, the Minister of Canadian Heritage is responsible for reviewing the investment to confirm it is likely to be of net benefit to Canada. We do not believe that the Company is a Canadian cultural business as the term "cultural business" is defined in the Investment Canada Act.

A non-Canadian would acquire control of our Company for the purposes of the Investment Canada Act through the acquisition of common shares if the non-Canadian acquired a majority of the voting interests in our Company.

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

In the case of a direct acquisition by a "WTO investor", the threshold is significantly higher. An investment in common shares of our Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the company and the enterprise value of the assets of the company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2024, this amount is CAD$1.326 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is CAD$1.989 billion for 2024); each year, both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a "cultural business". The acquisition of a Canadian business that is a "cultural business" is subject to lower review thresholds under the Investment Canada Act because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Canada Act concerning investments by non-Canadians that may be considered injurious to national security, including acquisitions of Canadian businesses, establishing new Canadian businesses, minority investments in Canadian businesses and investments in entities carrying on operations in Canada that are not businesses. If the Minister has reasonable grounds to believe that an investment by a non-Canadian "could be injurious to national security," the Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Canada Act.

Certain transactions, except those to which the national security provisions of the Investment Canada Act may apply, relating to the acquisition of common shares of our Company, are exempt from the Investment Canada Act, including:

(a) the acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

(b) the acquisition of control of our Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act, if the acquisition is subject to approval under the Bank Act, the Cooperative Credit Associations Act, the Insurance Companies Act or the Trust and Loan Companies Act; and

(c) the acquisition of control of our Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our company, through the ownership of voting interests, remained unchanged.

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

Provided the common shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the CSE) at the time of disposition, the common shares generally will not constitute "taxable Canadian property" of a U.S. Holder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions are met concurrently: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships in which the U.S. Holder or such non-arm's length persons holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company; and (ii) more than 50% of the fair market value of the common shares of the company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource property" (as defined in the Tax Act), "timber resource property" (as defined in the Tax Act) or options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, common shares could also be deemed to be "taxable Canadian property".

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

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash and cash equivalents balance. As at September 30, 2024, the Company had cash and cash equivalents of $5,720,092 which was held with major banks in Canada, United States and Australia. Because deposits are with three banks, there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The maximum exposure to credit risk is the carrying amount of the Company's financial instruments. The credit risk is assessed as low.

Foreign Exchange Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. As at September 30, 2024, the Company had the following foreign currency balances - cash (US$519,407 and AU$1,100,705), receivables (AU$32,691), prepaids (AU$205,386 and US$19,469) and accounts payable and accrued liabilities (EU 9,525, US$71,364 and AU$283,818). A 10% fluctuation in the US$ and AU$ against the Canadian dollar would have an impact of approximately $160,000 on comprehensive income (loss).

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company’s main source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding. As at September 30, 2024, the Company had cash and cash equivalents of $5,720,092 to cover current liabilities of $449,299. Subsequently, the Company has completed a $35,000,000 private placement pursuant to which 1,612,902 common shares in the capital of the Company were distributed at a price of $21.70 per Common Share, and additionally has increased the amount of cash on hand through the exercise of convertible securities of the Company, including warrants and options.

Capital Management

Management's objective is to manage its capital to ensure that there are adequate capital resources to safeguard the Company's ability to continue as a going concern through the optimization of its capital structure. The capital structure consists of share capital and working capital. In order to achieve this objective, management makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. To maintain or adjust the capital structure, management may invest its excess cash in interest bearing accounts of Canadian chartered banks and/or raise additional funds externally as needed. The Company is not subject to externally imposed capital requirements. The Company's management of capital did not change during the year ended September 30, 2024.

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

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company's disclosure controls and procedures as of the end of the period covered by this Annual Report, that being of September 30, 2024. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of September 30, 2024.

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

Under the supervision and with the participation of our CEO and CFO, our management assessed the effectiveness of our internal control over financial reporting as at September 30, 2024. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at September 30, 2024.

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

Changes In Internal Control Over Financial Reporting

Except as noted above, during the period ended September 30, 2024, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed and accrued to us by DeVisser Gray LLP for the fiscal year ended September 30, 2024 and 2023:

	Year Ended September 30
	2024	2023
Audit Fees:	$59,250	$64,000
Audit Related Fees:	$-	$-
Tax Fees:	$2,500	$2,300
Total:	$61,750	$66,300

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

NASDAQ Listing Rule 5635(d) also requires shareholder approval where there is a transaction other than a public offering (as defined in NASDAQ IM-5635-3), involving the sale, issuance or potential issuance by the listed company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the listed company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance (a "20% Issuance")at a price less than the lower of (the "Minimum Price"):

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

A copy of the Security Trading and Reporting Guidelines was filed as Exhibit 16.1 to the Company's Annual Report on Form 20-F for the Company's financial year ended September 30, 2023, as filed with the SEC on December 29, 2023.

Additionally, on December 20, 2024, the Board adopted its Insider Trading, Reporting and Blackout Policy. The new Insider Trading, Reporting and Blackout Policy combines and updates certain of the Company's existing insider trading and related reporting and blackout provisions previously provided for in certain of the Company's existing corporate governance materials and including, without limitation, the Company's existing Securities Trading and Reporting Guidelines. The Insider Trading, Reporting and Blackout Policy governs the purchase, sale and/or other dispositions of securities by directors, officers and employees of the Company and its subsidiary companies that are designed to promote compliance with insider trading laws and rules and regulations as part of the Company's commitment to ethical and lawful business conduct. Each director, officer and employee of the Company is expected to review and to comply with the terms of the Insider Trading, Reporting and Blackout Policy

A copy of the Insider Trading, Reporting and Blackout Policy is attached as Exhibit 15.5 to this Annual Report on Form 20-F.

ITEM 16K. CYBERSECURITY

The Company recognizes the importance of effective information security management and strives to maintain the confidentiality, integrity and availability of information within the information technology ("IT") network and infrastructure (the "Cyberspace"). The Board is committed to ensuring that risks to the confidentiality, integrity or availability of Company-owned information assets are managed appropriately by implementing an information security risk management approach. On December 20, 2024, the Board adopted its Cybersecurity Policy.

Risk Management and Strategy

Managing Material Risks & Integrated Overall Risk Management

The Company has developed and maintained policies, procedures and controls to mitigate material risks from cybersecurity threats. Further, the Company has strategically integrated cybersecurity risk management into its broader risk management framework to promote awareness and attention to cybersecurity risk management Company wide. These risks are evaluated on an ongoing basis as part of the Company's overall risk management strategy that is monitored and tracked by the Audit Committee.

Engage Third-Parties on Cyber-Risk Management

The Company has engaged third-parties that supply IT services or have access to the Company's systems or data to adhere to the Company's security policies. These third parties provide detailed information on their established security controls via the Company's risk assessment process. Specific certification may be required of critical third-party IT service providers. The Company will consider resource and capital constraints when determining the nature and timing of enhancing our cybersecurity infrastructure.

Overseeing Risks stemming from Third-Party Service Providers

The Company maintains internal protocols to mitigate cybersecurity threats associated with the Company's third-party service providers. The Company is currently enhancing these protocols to further strengthen its defenses and reduce potential vulnerabilities.

Risks from Cybersecurity Threats

The Company does not currently identify any major cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company (including the Company's business strategy, results of operations or financial condition).

Governance

Board Oversight

The Board recognizes the importance of information security and mitigating cybersecurity and other data security threats and risks as part of its efforts to protect and maintain the confidentiality and security of the Company's employees, service providers, consultants and business associates, as well as non-public information about the Company. Although our full Board has ultimate responsibility with respect to risk management oversight, the Audit Committee is charged with and bears primary responsibility for, among other matters, overseeing risks specific to the identification and mitigation of cybersecurity risks.

Management's Role Managing Risk

The Company's management team facilitates an environment whereby managing cybersecurity risk is accepted as the personal responsibility of each member of the Company. Management undertakes the following roles and responsibilities as appropriate and as operationally feasible:

(a)   Management (Awareness and Training Program, Knowledge and Talent Management, and Background Screening);

(b)   Finance (Identity Theft Red Flags and Funds Transfer Safeguarding); and

(c)   Clinical Trials (Confidential Information and Compliance Related to Patient Data)

A copy of the Cybersecurity Policy is attached as Exhibit 15.6 to this Annual Report on Form 20-F.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in Canadian dollars.

Bright Minds Biosciences Inc.

Consolidated Financial Statements

For the years ended September 30, 2024, 2023, and 2022

(Expressed in Canadian Dollars)

1 | Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Bright Minds Biosciences Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Bright Minds Biosciences Inc. (“the Company”) as of September 30, 2024 and 2023, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended September 30, 2024, 2023 and 2022, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for the years ended September 30, 2024, 2023 and 2022, in conformity with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ De Visser Gray LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company's auditor since 2020.

Vancouver, Canada

December 24, 2024

1054

Bright Minds Biosciences Inc. Consolidated Statements of Financial Position (Expressed in Canadian dollars)
		September 30,	September 30,
As at	Notes	2024	2023
		$	$
ASSETS
Current Assets
Cash and cash equivalents	8	5,720,092	6,747,986
Sales tax receivable		50,224	36,981
Prepaids		216,628	27,692
		5,986,944	6,812,659
Non-Current Assets
Right-of-use asset	10	117,658	66,413
TOTAL ASSETS		6,104,602	6,879,072

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	4,6	449,299	207,307
Lease liability - current portion	10	79,384	73,549
		528,683	280,856
Non Current Liabilities			-
Lease liability - non current portion	10	39,576	-
TOTAL LIABILITIES		568,259	280,856

Shareholders' equity
Share capital	5	35,423,371	33,914,308
Pre-funded warrants	5	455,573	831,834
Reserves	5	4,006,368	3,399,097
Deficit		(34,348,969)	(31,547,023)
TOTAL SHAREHOLDERS' EQUITY		5,536,343	6,598,216
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		6,104,602	6,879,072

Nature and continuance of operations (Note 1)

Contractual obligations (Note 7)

Subsequent events (Note 12)

Approved on behalf of the Board of Directors:

"Ian McDonald"	"Nils Bottler"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

2 | Page

Bright Minds Biosciences Inc. Consolidated Statements of Comprehensive Loss (Expressed in Canadian dollars)
For the years ended	Notes	September 30, 2024	September 30, 2023	September 30, 2022
		$	$	$
EXPENSES
Consulting fees	5	98,404	207,390	771,329
Directors' compensation	5,6	493,793	1,156,523	99,438
Foreign exchange		9,312	(14,189)	(12,151)
Marketing, advertising, and investor relations		41,600	119,418	551,864
Office and administrative	10	264,009	278,809	478,248
Professional fees	6	547,765	437,679	650,196
Regulatory and filing		197,186	186,651	243,079
Research and development	5,6,9	1,180,010	4,999,944	12,180,938
Loss before other items		(2,832,079)	(7,372,225)	(14,962,941)
Other items
Impairment of intangible assets		-	-	(2,000)
Interest income		30,133	-	-
Net and comprehensive loss		(2,801,946)	(7,372,225)	(14,964,941)

Basic and diluted loss per share		(0.65)	(1.98)	(6.06)

Weighted average number of common shares outstanding
-basic		4,310,168	3,719,775	2,470,383
-diluted		4,310,168	3,719,775	2,470,383

The accompanying notes are an integral part of these consolidated financial statements.

3 | Page

Bright Minds Biosciences Inc. Consolidated Statements of Changes in Shareholders’ Equity (Expressed in Canadian Dollars)
	Share Capital
	Number of shares *	Share capital	Subscriptions receivable	Pre-funded warrants	Reserves	Deficit	Total
		$	$	$	$	$	$
Balance as at September 30, 2021	2,366,872	27,080,281	(33,684)	-	1,565,055	(9,209,857)	19,401,795
Private placement	571,600	4,001,200	33,684	-	-	-	4,034,884
Finder's fees - cash	-	(539,329)	-	-	-	-	(539,329)
Finder's fees - compensation warrants	-	(531,000)	-	-	531,000	-	-
Finder's fees - share options	-	(39,355)	-	-	39,355	-	-
Share issue costs	-	(260,650)	-	-	-	-	(260,650)
Warrants exercised	529,960	1,653,170	-	-	-	-	1,653,170
Compensation warrants exercised	45,040	846,277	-	-	(531,000)	-	315,277
Shares issued to a consultant	5,000	27,250	-	-	-	-	27,250
Share-based compensation	-	-	-	-	875,056	-	875,056
Net loss	-	-	-	-	-	(14,964,941)	(14,964,941)
Balance as at September 30, 2022	3,518,472	32,237,844	-	-	2,479,466	(24,174,798)	10,542,512
Private placement - common shares	194,800	1,217,500	-	-	-	-	1,217,500
Private placement - pre-funded warrants	-	-	-	831,834	-	-	831,834
Share issue costs	-	(26,976)	-	-	-	-	(26,976)
Warrants exercised	28,800	253,440	-	-	-	-	253,440
RSUs exercised	30,000	232,500	-	-	(232,500)	-	-
Share-based compensation	-	-	-	-	1,152,131	-	1,152,131
Net loss	-	-	-	-	-	(7,372,225)	(7,372,225)
Balance as at September 30, 2023	3,772,072	33,914,308	-	831,834	3,399,097	(31,547,023)	6,598,216
Private placement - common shares	661,765	900,000	-	-	-	-	900,000
Pre funded warrant exercise	60,250	376,563	-	(376,261)	-	-	302
RSUs exercised	30,000	232,500	-	-	(232,500)	-	-
Share-based compensation (Note 5)	-	-	-	-	839,771	-	839,771
Net loss	-	-	-	-	-	(2,801,946)	(2,801,946)
Balance as at September 30, 2024	4,524,087	35,423,371	-	455,573	4,006,368	(34,348,969)	5,536,343

* On July 14, 2023, the Company completed a share consolidation on the basis of 1 new common share to 5 old common shares (Note 5). For accounting purposes, recognition of the share consolidation has been made retroactively such that all share and per share numbers have been adjusted to reflect the share consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

4 | Page

Bright Minds Biosciences Inc. Consolidated Statements of Cash Flows (Expressed in Canadian Dollars)
For the years ended	Notes	September 30, 2024	September 30, 2023	September 30, 2022
		$	$	$
Operating activities
Net loss for the year		(2,801,946)	(7,372,225)	(14,964,941)
Non-cash items:
Interest on lease liability	10	8,945	19,750	2,173
Depreciation - right-of-use asset	10	73,357	72,450	6,037
Foreign exchange		(10,126)	45,348	(258,824)
Share-based compensation	5	839,771	1,152,131	875,056
Shares recorded as consulting fees		-	-	27,250
Impairment of intangible assets		-	-	2,000

Changes in non-cash operating working capital items:
Sales tax receivable		(13,243)	77,537	(4,372)
Other receivable		-	41,261	(41,261)
Prepaids		(188,936)	136,737	3,778
Accounts payable and accrued liabilities		241,992	(1,197,254)	765,988
Net cash used in operating activities		(1,850,186)	(7,024,265)	(13,587,116)

Financing activities
Private placement proceeds	5	900,000	1,217,500	4,034,884
Finder's fees		-	-	(539,329)
Share issue costs		-	(26,976)	(260,650)
Pre-funded warrant proceeds		-	831,834	-
Pre funded warrant exercise proceeds		302	-	-
Warrant exercise proceeds		-	253,440	1,653,170
Compensation warrant exercise proceeds		-	-	315,277
Principal portion of lease liability	10	(89,730)	(86,112)	(7,162)
Net cash from financing activities		810,572	2,189,686	5,196,190

Change in cash and cash equivalents		(1,039,614)	(4,834,579)	(8,390,926)
Effect of foreign exchange on cash		11,720	(45,348)	258,824
Cash and cash equivalents, beginning of year		6,747,986	11,627,913	19,760,015

Cash and cash equivalents, end of year		5,720,092	6,747,986	11,627,913

SUPPLEMENTARY INFORMATION
Fair value of RSUs exercised		232,500	232,500	-
Fair value of options issued as a finder's fees		-	-	39,355

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

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at September 30, 2024, the Company is not able to finance day to day activities through operations and has incurred a loss of $2,801,946 for the year ended September 30, 2024. The Company has a deficit of $34,348,969 since inception and negative operating cash flows. As at September 30, 2024, the Company has working capital of $5,458,261 (September 30, 2023 - $6,531,803). The continuing operations of the Company are dependent upon its ability to attain profitable operations and generate funds therefrom. Management intends to finance operating costs with equity financings, loans from directors and companies controlled by directors and/or private placement of common shares.

2. STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

Basis of preparation

Depending on the applicable IFRS requirements, the measurement basis used in the preparation of these consolidated financial statements is cost, net realizable value, fair value or recoverable amount. These consolidated financial statements, except for the statement of cash flows, are based on the accrual basis.

3.    MATERIAL ACCOUNTING POLICY INFORMATION

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

3.    MATERIAL ACCOUNTING POLICY INFORMATION (continued)

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

3.    MATERIAL ACCOUNTING POLICY INFORMATION (continued)

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

At September 30, 2024 and 2023, the Company has not recognized any internally-generated intangible assets.

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

3.    MATERIAL ACCOUNTING POLICY INFORMATION (continued)

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

3.    MATERIAL ACCOUNTING POLICY INFORMATION (continued)

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

3.    MATERIAL ACCOUNTING POLICY INFORMATION (continued)

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

Accounting Standards, Amendments and Interpretations

The following amendments were adopted by the Company on October 1, 2023:

a) Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) - the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy.

b) Definition of Accounting Estimates (Amendments to IAS 8) - the amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are "monetary amounts in consolidated financial statements that are subject to measurement uncertainty". Entities develop accounting estimates if accounting policies require items in consolidated financial statements to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error.

11 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars)

3.    MATERIAL ACCOUNTING POLICY INFORMATION (continued)

There was no impact on the Company's consolidated financial statements upon the adoption of these amendments.

Accounting Pronouncements Not Yet Adopted

IFRS 18, Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date.

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non‐current based on contractual arrangements in place at the reporting date.

These amendments:

  specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;
  provide that management's expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability; and
  clarify when a liability is considered settled.

On October 31, 2022, the IASB issued a deferral of the effective date for the new guidance by one year to annual reporting periods beginning on or after January 1, 2024 and is to be applied retrospectively. The Company has not yet determined the impact of these amendments on its consolidated financial statements.

4.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2024	September 30, 2023
	$	$
Accounts payable	407,548	182,307
Accrued liabilities	41,751	25,000
Total accounts payable and accrued liabilities	449,299	207,307

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

Issued share capital for the year ended September 30, 2024

On December 22, 2023, the Company issued 661,765 Units of the Company at a price per unit of $1.36 for aggregate gross proceeds of $900,000. Each Unit is comprised of one common share and one common share purchase warrant ("Warrant") of the Company. Each Warrant is exercisable to acquire one common share of the Company at an exercise price of $1.70 per share until December 22, 2028.

On December 13, 2023, 30,000 RSUs were exercised and $232,500 was reclassified from reserves to share capital upon the exercise.

During the year ended September 30, 2024, 60,250 pre funded warrants ("PFWs") were exercised for gross proceeds of $302. $376,261 was reclassified from pre-funded warrants to share capital upon the exercise. Each PFW was exercised into one common share and one warrant of the Company.

Issued share capital for the year ended September 30, 2023

On December 2, 2022, the Company issued 133,200 PFWs of the Company at a price per PFW of $6.245 and 194,800 Units of the Company at a price per Unit of $6.25 for aggregate gross proceeds of $2,049,334. Each PFW is exercisable into one Unit at an exercise price of $0.005 per Unit on the date that is the earlier of (a) the date the holder thereof elects to exercise the PFWs and pays the exercise price, and (b) December 2, 2024. Each Unit is comprised of one common share and one warrant of the Company. Each Warrant is exercisable to acquire one common share of the Company at an exercise price of $6.75 per share until December 2, 2024.

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

5.    SHARE CAPITAL (continued)

Issued share capital for the year ended September 30, 2022

On April 11, 2022, the Company entered into a scientific advisory board agreement with Karl Deisseroth ("Deisseroth") pursuant to which the Company will pay Deisseroth a monthly fee of US$4,167 and issued an aggregate 5,000 common shares (the "Payment Shares") in the capital of the Company at a fair market value of $5.45 per share (total fair market value of $27,250). The Payment Shares will be issued in escrow and released to Deisseroth over a period of four years commencing on March 8, 2023 (see Note 7).

On August 30, 2022, the Company issued 571,600 Units of the Company at a price per unit of $7.00 for aggregate gross proceeds of $4,001,200. Each Unit is comprised of one common share and one warrant of the Company. Each Warrant is exercisable to acquire one common share of the Company at an exercise price of $8.80 per share until August 30, 2024. The agent was paid a cash finder's fee $280,084 and expenses of $176,065 and received compensation warrants entitling them to purchase an aggregate of 26,808 Units of the Company at a per unit price of $7.00 for a period of twenty-four months following closing, with the Units having the same terms as the Units sold pursuant to the Offering. An advisor was additionally paid a cash finder's fee of $259,245 and received compensation warrants entitling them to purchase an aggregate of 18,232 Units of the Company at a per unit price of $7.00 for a period of twenty-four months following closing, with the Units having the same terms as the Units sold pursuant to the Offering. The Company incurred additional share issue costs of $84,585 in connection with the offering.

In September 2022, 45,040 compensation warrants were exercised for gross proceeds of $315,277. Upon exercise, $531,000 was reclassified from reserves to share capital.

During the year ended September 30, 2022, 529,960 warrants priced at $0.25, $8.80, and $47.30 per unit were exercised for gross proceeds of $1,653,170.

Escrowed securities

On January 28, 2021, the Company entered into an escrow agreement under National Policy 46-201 Escrow for Initial Public Offerings (the "Policy") in connection with the listing of common shares of the Company on the CSE, whereby 570,560 common shares of the Company and 389,600 warrants (exercised on April 23, 2021), being an aggregate of 960,160 securities, were deposited to be held in escrow. As the Company is defined as an emerging issuer under the Policy, the escrowed securities will be released as follows:

  96,016 - on the date that the Company's shares are listed on the CSE (February 8, 2021); and
  144,024 - 6, 12, 18, 24, 30 and 36 months after the listing date.

As at September 30, 2024, all common shares are released from escrow.

14 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars)

5.    SHARE CAPITAL (continued)

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

Options granted during the year ended September 30, 2024

On March 22, 2024, the Company granted 130,000 options to the directors and consultants of the Company. The options have an exercise price of $1.84 per share, expire on March 22, 2029 and vest as follows: 25% on the grant date, 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, and 25% on the third anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $1.84; ii) share price: $1.80; iii) term: 5 years; iv) volatility: 122.84%; v) discount rate: 3.48%; and dividends: nil.

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

15 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars)

5.    SHARE CAPITAL (continued)

The following table summarizes the movements in the Company's outstanding stock options for the years ended September 30, 2024 and September 30, 2023:

	Number of options	Weighted average exercise price

Balance at September 30, 2022	183,161	$18.20
Granted	107,000	$6.93
Cancelled(1), (2)	(78,000)	$20.52
Balance at September 30, 2023	212,161	$11.65
Granted	130,000	$1.84
Expired	(1,761)	$38.20
Balance at September 30, 2024	340,400	$7.76

(1) 30,000 and 16,000 options were forfeited 90 days after the termination of the services of a former Chief Medical Officer and a director of the Company.

As at September 30, 2024, the options have a weighted average remaining life of 3.13 years (September 30, 2023 - 3.28).

The following table summarizes the stock options issued and outstanding:

Options Outstanding and Exercisable
Expiry Date	Number of options	Exercisable	Exercise price	Remaining life (Years)
November 17, 2025	71,400	71,400	$6.25	1.13
April 28, 2026 (2)	16,000	12,000	$38.00	1.58
June 15, 2026	16,000	12,000	$38.00	1.71
December 1, 2027	60,000	15,000	$8.25	3.17
February 16, 2028	47,000	11,750	$5.25	3.38
March 22, 2029	130,000	32,500	$1.84	4.48

(2) On December 1, 2022, the Company and a consultant mutually agreed to cancel 16,000 options, and an additional 16,000 options were cancelled on the retirement of a consultant (Note 7).

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

16 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars)

5.    SHARE CAPITAL (continued)

On February 4, 2022 and February 11, 2022, the Company issued 5,000 RSUs and 7,000 RSUs, respectively. These RSUs vest on an annual basis over a period of four years. The estimated fair value of these RSUs is $181,250 and will be recognized as an expense over the vesting period of the RSUs.

The following table summarizes the movements in the Company's outstanding RSUs for the years ended September 30, 2024 and September 30, 2023:

	Number of RSUs	Weighted average exercise price
Balance at September 30, 2022	108,000	$13.15
Granted	220,000	$7.75
Exercised	(30,000)	$7.75
Forfeited*	(76,000)	$6.25
Balance at September 30, 2023	222,000	$10.89
Exercised	(30,000)	$7.75
Balance at September 30, 2024	192,000	$11.38

* On November 23, 2022, 76,000 RSUs were forfeited on the termination of the services of former Chief Medical Officer of the Company.

As at September 30, 2024, the RSUs have a weighted average remaining life of 3.06 years (September 30, 2023 - 4.07 years).

The following table summarizes the RSUs issued and outstanding:

RSUs Outstanding and Exercisable
Expiry Date	Number of RSUs	Exercisable	Exercise price	Remaining life (Years)
February 1, 2027	5,000	2,500	$15.25	2.34
February 1, 2027	7,000	3,500	$15.00	2.34
April 27, 2027	20,000	10,000	$38.20	2.57
December 1, 2027	160,000	50,000	$7.75	3.17

The weighted average share price of RSUs exercised during the years ended September 30, 2024 and September 30, 2023 are detailed below:

Exercise date	Exercise price	Number of RSUs exercised	Weighted average share price on exercise date
March 10, 2023	$7.75	30,000	$3.60
December 13, 2023	$7.75	30,000	$1.97

17 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars)

5.    SHARE CAPITAL (continued)

Share-based compensation expense recognized in the consolidated statements of comprehensive income (loss) is comprised of the following:

	For the year ended:
	September 30, 2024	September 30, 2023	September 30, 2022
	$	$	$
Stock options	386,975	50,350	643,911
Restricted share units - equity settled grants	452,796	1,101,781	231,145
Total equity settled share-based compensation expense	839,771	1,152,131	875,056
Restricted share units - cash settled grants	-	-	-
Total share-based compensation expense	839,771	1,152,131	875,056

Share-based compensation expense is included in the consolidated statements of comprehensive income (loss) as follows:

	For the year ended:
	September 30, 2024	September 30, 2023	September 30, 2022
	$	$	$
Consulting fees	47,861	43,736	3,858
Directors' compensation	493,793	1,156,523	99,438
Research and development	298,117	(48,128)	771,760
Total share-based compensation expense	839,771	1,152,131	875,056

Warrants

The following table summarizes the movements in the Company's outstanding warrants for years ended September 30, 2024 and September 30, 2023:

	Number of warrants	Weighted average exercise price
Balance at September 30, 2022	881,520	$23.89
Issued	194,800	6.75
Exercised	(28,800)	8.80
Balance at September 30, 2023	1,047,520	$21.12
Issued	722,015	2.12
Expired	(852,720)	24.40
Balance at September 30, 2024	916,815	$3.10

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

As at September 30, 2024, the warrants have a weighted average remaining life of 3.10 (September 30, 2023 - 0.80) years.

18 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars)

5.    SHARE CAPITAL (continued)

The following table summarizes the warrants issued and outstanding:

	Warrants Outstanding
Expiry Date	Number of warrants	Exercise price	Remaining life (Years)
December 2, 2024	194,800	$6.75	0.17
December 2, 2024	60,250	$6.75	0.17
December 22, 2028	661,765	$1.70	4.23

6. RELATED PARTY TRANSACTIONS

Related party transactions were recorded at the exchange value, which is the consideration determined and agreed to by the related parties. The Company's related parties include directors, key management and companies controlled by directors and key management.

Included in accounts payable and accrued liabilities as at September 30, 2024 was $61,061 (September 30, 2023 - $51,480) owing to the officers and directors of the Company and the companies controlled by these key management personnel.

Compensation of Key Management Personnel

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The following table summarizes expenses related to key management personnel:

	For the year ended:
	September 30, 2024	September 30, 2023	September 30, 2022
	$	$	$
Professional fees	120,000	120,000	144,000
Research and development	522,419	575,396	572,700
Consulting fees	-	-	174,215
Share-based compensation included in directors' compensation	493,793	1,156,523	99,438
Share-based compensation included in research and development	128,805	32,390	123,052
	1,265,017	1,884,309	1,113,405

See Note 7 for related party contractual obligations.
19 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars)

7.  CONTRACTUAL OBLIGATIONS

License agreement

On April 23, 2021, the Company entered into an exclusive license agreement with equity (the "LA") with the Board of Trustees of the UIC (the "University"), whereby the University granted to the Company, in all fields of use and worldwide, an exclusive, non-transferable license with the right to sublicense under the University's rights in and to the Patent Rights (as defined) and a non-exclusive, non-transferable license with the right to sublicense under the University's rights in and to the Technical Information (as defined) to make, have made, construct, have constructed, use, import, sell, and offer for sale royalty-bearing Product (as defined). As consideration for the grant of license, the Company will pay the following amounts (in US$) to the University:

•	Signing Fee - a signing fee of $100,000 less $15,000 in option fees was paid (CDN$105,502) and 12,600 common shares of the Company were issued to the University;

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

•	Annual Minimums - if the total royalties paid to the University for any license year are less than the following annual minimums, the Company must pay the University the amount equal to the shortfall:

○	Years 1 and 2 - $nil;
○	Year 3 - $5,000 (paid);
○	Year 4 - $15,000;
○	Year 5 - $35,000;
○	Year 6 and thereafter - $50,000; and
○	After first commercial sale - $250,000 or net sales royalty, whichever is higher.
•	Milestone Payments - milestone payments after the occurrence of the following milestone events:

Prior to any sublicensing agreements, joint ventures or change of control:

○	$10,000 upon dosing the first patient in a Phase I trial (paid);
○	$50,000 upon dosing the first patient in the first Phase II trial (paid subsequent to September 30, 2024);
○	$250,000 upon dosing the first patient in a Phase III trial in the first clinical indication; and
○	$2 million upon the first commercial sale of each clinical indication.

  After any sublicensing agreements, joint ventures or change of control:

○	As above;
○	$250,000 upon dosing the first patient in each Phase II trial;
○	$500,000 upon dosing the first patient in each Phase III trial; and
○	$2 million upon the first commercial sale of each clinical indication.

20 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars)

7.    CONTRACTUAL OBLIGATIONS (continued)

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
○
any and all charges or claims by reason of them being or having been a director of the Company or another corporation, at a time when the other corporation is or was an affiliate of the Company, or at the request of the Company;

○
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

○
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

On April 11, 2022, the Company entered into a scientific advisory board agreement with Deisseroth pursuant to which the Company will pay Deisseroth a monthly fee of US$4,167 and issued an aggregate 5,000 Payment Shares in the capital of the Company (see Note 5).

21 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars)

7.    CONTRACTUAL OBLIGATIONS (continued)

On November 13, 2022, the Company entered into an ICA whereby the contractor was engaged to serve as the Chief Medical Officer of the Company effective December 1, 2022. The Company agreed to pay a signing bonus of US$35,000 upon the execution of the ICA and a fee of US$205,000 annually, payable in monthly installments. The Company also agreed to reimburse for reasonable and approved expenses arising in connection with the performance of the services. The services will continue for an initial term of one year unless sooner terminated. The ICA can be terminated by the Company providing one month written notice, the contractor providing three months' written notice or by mutual written agreement. At the end of the initial term, the ICA will automatically be extended for additional one-year period(s) unless the Company provides the contractor with 30 days written notice. In connection with the ICA, the Company granted 60,000 options with an exercise price of $8.25 per share (see Note 5).

On September 22, 2022, the Company entered into an ICA whereby the contractor was engaged to serve as the Chief Science Officer of the Company effective September 22, 2022. The Company agreed to pay a signing bonus of US$45,000 (paid) upon the execution of the ICA and a fee of US$180,000 annually, payable in monthly installments in addition to 100,000 RSUs (issued) for a period of five years, 25% vesting immediately, and 75% vesting over the next 3 years.

The Company has an arrangement with an ICA whereby the contractor carries out duties as the Chief Operating Officer for an annual salary of US$104,000. In addition, the Company also agreed to reimburse for reasonable and approved expenses arising in connection with the performance of the services.

Scientific advisory board agreements

The Company entered into numerous scientific advisory board agreements (the "SABAs") whereby the advisors were retained to serve as members of the Company's scientific advisory board and as consultants to the Company and senior management in the areas of scientific, technical and business advice. As compensation for performing these services, the Company will pay the advisors hourly rates of $150 and $160 per hour. The Company also granted 26,000 stock options to the advisors as part of the Company's November 17, 2020 and April 28, 2021 grant of options of which 4,000 options were cancelled on January 21, 2021. In addition, the Company granted 12,000 RSU's to the advisors of the Company on February 4, 2022 and February 11, 2022 (see Note 5). The advisors have the same hour requirements and restrictions as noted below. The services will continue for initial terms of one year unless sooner terminated. At the end of the initial terms, the SABAs will automatically be extended for an additional one-year period(s) unless either party gives the other 30 days written notice.

Consulting agreements

The Company has entered into numerous consulting agreements (the "CAs") whereby the consultants were retained to serve as advisors to the Company and senior management in the areas of public relations and content creation and scientific, technical and business advice. As compensation for performing these services, the Company will pay the advisors hourly rates between US$30 to US$600. The Company also granted 60,400 stock options to six advisors as part of the Company's November 17, 2020 and April 28, 2021 grant of options of which 32,000 options were cancelled on December 1, 2022 and January 30, 2023 (see Note 5). The advisors being paid $400 and $600 per hour will reserve at least six full days of services to the Company and such additional days as requested by the Company each annual period, but not to exceed 36 full days of service per year unless otherwise agreed and up to a maximum of 288 hours total per year, unless otherwise agreed. The services will continue for initial terms of one year unless sooner terminated. At the end of the initial terms, the CAs will automatically be extended for an additional one-year period(s) unless either party gives the other 30 days written notice.

22 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars)

8.    FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The following table summarizes the carrying value of financial assets and liabilities:

	September 30, 2024	September 30, 2023
FVTPL	$	$
Cash	5,633,842	6,661,736
Guaranteed investment certificate	86,250	86,250
Cash and cash equivalents	5,720,092	6,747,986
Amortized cost
Accounts payable and accrued liabilities	449,299	207,307

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

The Company's cash and cash equivalents is classified as Level 1, whereas accounts payable and accrued liabilities are classified as Level 2. As at September 30, 2024, the Company believes that the carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values because of their nature and relatively short maturity dates or durations.

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash and cash equivalents balance. As at September 30, 2024, the Company had cash and cash equivalents of $5,720,092 which was held with major banks in Canada, United States and Australia. Because deposits are with three banks, there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The maximum exposure to credit risk is the carrying amount of the Company's financial instruments. The credit risk is assessed as low.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. As at September 30, 2024, the Company had the following foreign currency balances - cash (US$519,407 and AU$1,100,705), receivables (AU$32,691), prepaids (AU$205,386 and US$19,469) and accounts payable and accrued liabilities (EUROS9,525, US$71,364 and AU$283,818). A 10% fluctuation in the US$ and AU$ against the Canadian dollar would have an impact of approximately $160,000 on comprehensive income (loss).

23 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars)

8.    FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company's main source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding. As at September 30, 2024, the Company had cash and cash equivalents of $5,720,092 to cover current liabilities of $449,299.

Capital management

Management's objective is to manage its capital to ensure that there are adequate capital resources to safeguard the Company's ability to continue as a going concern through the optimization of its capital structure. The capital structure consists of share capital and working capital. In order to achieve this objective, management makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. To maintain or adjust the capital structure, management may invest its excess cash in interest bearing accounts of Canadian chartered banks and/or raise additional funds externally as needed. The Company is not subject to externally imposed capital requirements. The Company's management of capital did not change during the period ended September 30, 2024.

9.   RESEARCH AND DEVELOPMENT

Research and development expense recognized in the consolidated statements of comprehensive income (loss) is comprised of the following:

	For the year ended:
	September 30, 2024	September 30, 2023	September 30, 2022
	$	$	$
Laboratory costs	21,105	23,718	146,649
Novel drug development	611,785	3,961,781	8,557,000
Patents and related payments	101,615	92,500	73,645
Salary and subcontractors	1,167,305	1,317,405	2,631,884
Share-based compensation (see Note 5)	298,117	(48,128)	771,760
Investment tax credits	(1,019,917)	(347,332)	-
	1,180,010	4,999,944	12,180,938

Investment tax credits under the Australian government's Research and Development Tax Incentive program have been recorded as a reduction of research and development expenses in the period received.

10.   PREMISES LEASES

Commencing September 1, 2021, the Company entered into an apartment lease in New York, New York USA for a term of one year at a monthly base rent of US$5,300. Commencing September 1, 2022, the Company extended the lease for a term of two years at a monthly base rent of US$5,510 for the first year and US$5,630 for the second year of the lease. Commencing September 1, 2024, the Company further extended the lease for six months at a monthly base rent of US$5,855 and the company intends to further extend the lease of an additional year at a monthly lease rate of US$6,190.

24 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars)

10.   PREMISES LEASES (continued)

(a) Right-of-Use Assets

As at September 30, 2024, $117,658 of right-of-use assets are recorded as follows:

$

As at September 30, 2022	138,863
Depreciation	(72,450)
As at September 30, 2023	66,413
Extension of lease	124,506
Depreciation	(73,357)
Foreign exchange	96
As at September 30, 2024	117,658

(b) Lease Liabilities

Minimum lease payments in respect of lease liabilities and the effect of discounting are as follows:

	Year ended September 30, 2024	Year ended September 30, 2023
Undiscounted minimum lease payments:	$	$
Less than one year	98,010	80,509
Two to three years	41,779	-
	139,789	80,509
Effect of discounting	(20,829)	(6,960)
Present value of minimum lease payments	118,960	73,549
Less current portion	(79,384)	(73,549)
Long-term portion	39,576	-

(c)  Lease Liability Continuity

The lease liability continuity is as follows:

$
As at September 30, 2022	139,911
Cash flows:
Principal payments	(66,362)
As at September 30, 2023	73,549
Recognition of lease liability on extension	124,506
Principal payments	(89,730)
Interest expense	8,945
Foreign exchange	1,690
As at September 30, 2024	118,960

During the year ended September 30, 2024, interest of $8,945 and depreciation of $73,357 is included in the office and administrative expense on the consolidated statements of comprehensive income (loss).

25 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars)

11.   INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	September 30, 2024	September 30, 2023	September 30, 2022
	$	$	$
Net loss	(2,801,946)	(7,372,225)	(14,964,941)
Statutory tax rate	25.98%	27.74%	27.26%
Expected income tax recovery	(727,974)	(2,044,920)	(4,079,645)
Deductible and non-deductible items	(81,243)	201,236	21,093
True up of prior year amounts	634,727	336,254	-
Change in deferred tax assets not recognized	174,490	1,507,430	4,058,552
Total income tax recovery	-	-	-

The Company has the following deductible temporary differences for which no deferred tax has been recognized:

	September 30, 2024	September 30, 2023
	$	$
Non-capital losses	30,757,000	29,301,000
Share issue costs	698,000	1,225,267
Valuation allowance	(31,455,000)	(30,526,267)
Net deferred income tax assets	-	-

The Company has Canadian non-capital losses of approximately $28,598,000 (2023 - $25,650,000), US non-capital losses of $ 718,000 (2023 - $370,000) and Australian non-capital losses of $1,441,000 (2023- $3,281,000), which may be carried forward and applied against taxable income in future years. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements and have been offset by a valuation allowance.

The Company's Canadian non-capital loss carry-forwards expire as follows:

Year of Origin	Year of Expiry	Non-Capital Losses
		$
2019	2039	42,000
2020	2040	298,000
2021	2041	8,096,000
2022	2042	12,832,000
2023	2043	4,278,000
2024	2044	3,052,000
		28,598,000

26 | Page

Bright Minds Biosciences Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars)

12.   SUBSEQUENT EVENTS

On November 4, 2024, the Company closed a non-brokered private placement of 1,612,902 common shares for gross proceeds of US$35,000,000.

On October 3, 2024, the Company granted 70,000 options to a consultant and directors of the Company. The options have an exercise price of $1.65 per share, expire on October 3, 2029 and vest as follows: 50% immediately, 25% on the first anniversary of the grant date; and 25% on the second anniversary of the grant date.

Subsequent to September 30, 2024, 792,000 options, warrants, and pre-funded warrants, were exercised for gross proceeds of $3,519,452, and 60,000 RSUs were converted to shares.

27 | Page

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

1.1	Notice of Articles(1)

1.2	Articles(1)

2.1	Form of Common Share Certificate(1)

2.2	Description of Registrant's Securities*

4.1	Scientific Advisory Board Agreement with Jianmin Duan dated April 21, 2021(1)+

4.2	Option Agreement dated May 26, 2020 between the Company and the Board of Trustees of the University of Illinois.(2)+

4.3	Exclusive License Agreement dated April 23, 2021 between the Company and the Board of Trustees of the University of Illinois.(1)+

4.4	Independent Contractor Agreement with Dr. Jan Pedersen dated September 22, 2022*+

4.4	Independent Contractor Agreement with Dr. Mark A. Smith dated December 1, 2022(3)+

8.1	List of Subsidiaries*

11.1	Code of Business Conduct and Ethics(1)

12.1	Section 302(a) Certification of CEO*

12.2	Section 302(a) Certification of CFO*

13.1	Section 906 Certifications of CEO and CFO*

15.1	Audit Committee Charter(1)

15.2	Nominating and Corporate Governance Committee Charter(1)

15.3	Compensation Committee Charter(1)

15.4	Security Trading and Reporting Guidelines(3)

15.5	Insider Trading, Reporting and Blackout Policy*

15.6	Cybersecurity Policy*

97.1	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation(3)

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document*

101.SCH	Inline XBRL Taxonomy Extension Schema Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).*

Notes:

*	Filed herewith.

+	Portions of this exhibit have been omitted.
(1)	Filed as an exhibit to our registration statement on Form 20-F as filed with the SEC on June 17, 2021, and incorporated herein by reference.
(2)	Filed as an exhibit to our registration statement on Form 20-F/A (Amendment No. 1) as filed with the SEC on July 29, 2021, and incorporated herein by reference.
(3)	Filed as an exhibit to our annual report on Form 20-F as filed with the SEC on December 29, 2023, and incorporated herein by reference.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bright Minds Biosciences Inc.

Date: December 30, 2024

By:	/s/ Ian McDonald
Ian McDonald
President and Chief Executive Officer