Form 40-F
period 2025-09-30
BRIGHT MINDS BIOSCIENCES INC.
filed 2025-12-23
CIK 1827401

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	September 30, 2025	Commission File Number: 001-40997

BRIGHT MINDS BIOSCIENCES INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

British Columbia, Canada	2834	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

400 N Aberdeen St Suite 900, Chicago, IL 60642 (U.S. Corporate headquarters)	1122 Mainland St #228, Vancouver, BC V6B 5L1 (Canadian Corporate headquarters)

Telephone: (647) 407-2515
(Address and telephone number of Registrant’s principal executive office)

C T CORPORATION SYSTEM

28 Liberty Street

New York, NY 10005

Tel: (212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”):

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	DRUG	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form                          ☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 7,635,789 common shares were outstanding as of September 30, 2025

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes         ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☑ Yes         ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

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

☐

INTRODUCTORY INFORMATION

Bright Minds Biosciences Inc. (the "Company" or "Bright Minds") is a "foreign private issuer" as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is a Canadian issuer eligible to file its annual report ("Annual Report") pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the "MJDS") adopted by the United States Securities and Exchange Commission (the "SEC"). The Company's common shares are listed on the Canadian Securities Exchange (the “CSE”) and the Nasdaq Capital Market ("NASDAQ") under the trading symbol "DRUG".

In this annual report, references to "we", "our", "us", the "Company" or "Bright Minds", mean Bright Minds Biosciences Inc. and our wholly owned subsidiaries, unless the context suggests otherwise.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to "$" or "CAD$" mean Canadian dollar and references to "U.S. dollars" or "USD$" are to United States dollars.

PRINCIPAL DOCUMENTS

The following principal documents are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended September 30, 2025 (the "AIF")	99.1
Audited consolidated financial statements of the Company and notes thereto for the year ended September 30, 2025, and 2024 together with the report of the Independent Registered Public Accounting Firm thereon (the “Annual Financial Statements”)	99.2
Management's Discussion and Analysis of the Company for the twelve months ended September 30, 2025 (the "MD&A")	99.3

Pursuant to Rule 3a12-3 under the Exchange Act, the Company’s equity securities are exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act.

FORWARD-LOOKING STATEMENTS

This Annual Report (including the documents incorporated by reference herein) includes or incorporates by reference certain statements which may constitute “forward-looking information” within the meaning of Canadian securities law requirements and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this Annual Report and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “pipeline”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward- looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to present information about management's current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this Annual Report may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. Investors are referred to the disclosure contained under the heading, “Forward-Looking Information” in the AIF and the MD&A, which are filed as Exhibits 99.1 and 99.3 to this Annul Report, respectively, for a discussion of these forward-looking statements and the risks that impact these forward-looking statements. Investors are also referred to the risks described under the title “Risk Factors” in our AIF and “Risks and Uncertainties” in our MD&A. This lists of important factors affecting forward-looking statements contained in the AIF and the MD&A are not exhaustive, and reference should be made to the other factors discussed in public filings with securities regulatory authorities, including the SEC.

All forward-looking information is provided as of the date of this Annual Report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as and to the extent required by applicable law, including applicable United States federal securities laws.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES

BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with IFRS Accounting Standards ("IFRS"), as issued by the International Accounting Standards Board (the "IASB"), which differ in certain respects from United States generally accepted accounting principles ("US GAAP") and from certain practices prescribed by the SEC. Therefore, the Company's financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with US GAAP.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report, our management carried out an evaluation, with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the CEO and CFO concluded that the Registrant’s disclosure controls and procedures are effective as of September 30, 2025.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

Internal control over financial reporting, as defined by Rule 13a-15(f) and 15d-15(f) of the Exchange Act, is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers or persons performing similar functions and effected by the board of directors of the Company (the “Board”), management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

In connection with the Company's reporting obligations in Canada and its obligations under Rule 13a-15(c) under the Exchange Act, management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of September 30, 2025, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework (2013). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as at that date.

No Auditor's Attestation Report

As an "emerging growth company" (as such term is defined in Rule 12b-2 under the Exchange Act), the Company is not required to include in this Annual Report an attestation report of the Company's independent registered public accounting firm relating to the Company's internal control over financial reporting. The Company will be required to provide an attestation report when it no longer qualifies as an emerging growth company.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended September 30, 2025, that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on October 1, 2025, based upon the daily exchange rate as quoted by the Bank of Canada was USD$1.00 = CAD$1.3940.

TAX MATTERS

Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CORPORATE GOVERNANCE

The Board is responsible for the Company’s corporate governance and has the following separately designated standing committees: the Nominating and Corporate Governance Committee, the Compensation Committee, the Corporate Disclosure Committee and the Audit Committee. The respective charters and policies of the Nominating and Corporate Governance Committee, the Compensation Committee, the Corporate Disclosure Committee and the Audit Committee can be viewed on the Company’s corporate website at www.brightmindsbio.com.

All of the Company’s committees are currently composed of Nils Christian Bottler (Chair), Jeremy Fryzuk and David Weiner. The Board has determined that all three members are independent, based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

Nominating and Corporate Governance Committee

The purpose of the Corporation’s Nominating and Corporate Governance Committee (the “N&CG Committee”) is to: (i) identify and recommend to the Board, individuals qualified to be nominated for election to the Board; (ii) recommend to the Board, the members and chairperson for each Board committee; and (iii) periodically review and assess the Company’s corporate governance principles contained in the Nominating and Corporate Governance Committee Charter and making recommendations for changes thereto to the Board.

The N&CG Committee is responsible for, among other things:

●	leading the Company’s search for individuals qualified to become members of the Board;

●	evaluating and recommending to the Board for nomination candidates for election or re-election as directors;

●	establishing and overseeing appropriate director orientation and continuing education programs;

●	making recommendations to the Board regarding an appropriate organization and structure for the Board;

●	evaluating the size, composition, membership qualifications, scope of authority, responsibilities, reporting obligations and charters of each committee of the Board;

●

periodically reviewing and assessing the adequacy of the Company’s corporate governance principles as contained in the Nominating and Corporate Governance Committee Charter and, should it deem it appropriate, it may develop and recommend to the Board for adoption of additional corporate governance principles;

●

periodically reviewing the Company’s Articles in light of existing corporate governance trends, and shall recommend any proposed changes for adoption by the Board or submission by the Board to Shareholders;

●	making recommendations on the structure and logistics of Board meetings and may recommend matters for consideration by the Board;

●	considering, adopting and overseeing all processes for evaluating the performance of the Board, each committee and individual directors; and

●	annually reviewing and assessing its own performance.

Compensation Committee

The Compensation Committee of the Board of Directors assists the Board of Directors in fulfilling its oversight responsibilities relating to officer and director compensation, succession planning for senior management, development and retention of senior management, and such other duties as directed by the Board of Directors. The Committee will: (i) review and approve the Company’s compensation guidelines and structures; (ii) review and approve on an annual basis the corporate goals and objectives with respect to compensation for the CEO and the Company’s other officers; (iii) review and approve on an annual basis the evaluation process and compensation structure for the Company’s other officers, including salary, bonus, incentive and equity compensation; (iv) review the Company’s incentive compensation and other equity-based plans and recommend changes in such plans to the Board of Directors as needed; (v) periodically review and make recommendations to the Board of Directors regarding the compensation of non-management directors; (vi) oversee the appointment and removal of executive officers, and review and approve any employment, severance or change in control agreements for executive officers; and (vii) approve any loans to employees as allowed by applicable law.

The Compensation Committee shall consist of no fewer than two directors as determined by the Board of Directors each of whom must be independent as defined under applicable securities laws.

Corporate Disclosure Committee

The Corporate Disclosure Committee oversees the effectiveness of risk management policies, procedures and practices implemented by management of the Company with respect to the Company’s disclosure controls and procedures.

AUDIT COMMITTEE

Our Board has established a separately designated independent Audit Committee in accordance with section 3(a)(58)(A) of the Exchange Act and Rule 5605(c) of the NASDAQ Marketplace Rules for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements and effectiveness of internal control over financial reporting.

The Audit Committee is comprised of Nils Christian Bottler (Chair), Jeremy Fryzuk and David Weiner. Our Board has determined that the Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Marketplace Rules, and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Marketplace Rules. All three members of the Audit Committee are financially literate, meaning they can read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

A description of the mandate of the Audit Committee (the “Audit Committee Charter”), together with the relevant education and experience of its members and other Audit Committee information, may be found in the “Audit Committee” section of the AIF. The full text of the Audit Committee Charter is attached as Appendix “A” to the AIF.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Nils Bottler: (i) qualifies as an "audit committee financial expert" (as defined in paragraph (8)(b) of General Instruction B to Form 40-F); (ii) has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in his financial sophistication (pursuant to Rule 5605(c)(2)(A) of the NASDAQ Marketplace Rules); and (iii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the NASDAQ Marketplace Rules).

The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, or impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITOR

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company's external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company's external auditors, in accordance with applicable law.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent registered public accounting firm is De Visser Gray LLP, Auditor Firm ID: 1054. Tabular disclosure of the amounts billed to us by our independent auditors for each of our last fiscal years ended September 30, 2024, and September 30, 2025, as Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees, is made on page 63 of the AIF.

Audit Fees

Audit Fees include fees necessary to perform the annual audit including the audit of internal controls over financial reporting and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. For the year ended September 30, 2024 (“FY’2024”) audit fees were comprised of quarterly reviews, the annual audit (including the audit of internal controls over financial reporting) and a securities engagement. For the year ended September 30, 2025 (“FY’2025”) audit fees were comprised of quarterly reviews, the annual audit (including the audit of internal controls over financial reporting) and securities engagements.

Audit-Related Fees

Audit-related fees include services that are traditionally performed by the auditor. These audit-related services include quarterly financial statement reviews, employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews, and audit or attest services not required by legislation or regulation.

Tax Fees

Tax Fees include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance and advisory in FY’2025 and FY’2024. This category includes fees for tax compliance, tax planning, and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

All Other Fees

All other fees relate to services other than the Audit Fees, Audit-Related Fees and Tax Fees, of which there were none in FY'2025 and none in FY'2024.

Audit Committee Pre-Approval Policies

From time to time, management of the Company recommends to and requests approval from the Audit Committee for audit and non-audit services to be provided by the Company's external auditor.

The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company's external auditor. The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee's responsibilities to management.

CONTRACTUAL OBLIGATIONS

Disclosure of contractual obligations can be found under “Contractual Obligations” beginning on page 21 of our Annual Financial Statements, filed as Exhibit 99.2 to this Annual Report, which section is incorporated by reference.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the "Code") that applies to all of our employees and officers, (including without limitation, the CEO and CFO), and its subsidiaries and promotes, among other things, honest and ethical conduct. The Code meets the requirements for a "code of ethics" within the meaning of that term in Form 40-F.

The Code was reviewed and approved by the Board on June 13, 2021. The Code is available on the Company's corporate website at www.brightmindsbio.com and under the Company's SEDAR+ profile on www.sedarplus.ca and is filed as Exhibit 99.7 to this Annual Report. The Company will provide the Code to any person who requests a copy, without charge. Any person who wishes for a copy of the Code should email their request to info@brightmindsbio.com.

During the financial year ended September 30, 2025, no material amendment was made to the Code which would be required to be disclosed pursuant to Paragraph 9 of General Instruction B, and no waivers of the Code were granted to any principal officer of the Company or any person performing similar functions.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended September 30, 2025, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NASDAQ CORPORATE GOVERNANCE

The Company complies with corporate governance requirements under applicable Canadian securities laws, rules and policies, including those of the CSE. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain corporate governance requirements of the NASDAQ. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the NASDAQ Marketplace Rules is required to disclose in its annual report filed with the SEC, or on its website, each corporate governance requirement of the NASDAQ Marketplace Rules that it does not follow and describe the home country practice followed by the issuer in lieu of such Nasdaq corporate governance requirements.

The Company has reviewed the NASDAQ corporate governance requirements and confirms that the Company is in compliance with the NASDAQ corporate governance standards that apply to the Company (taking into account the accommodations available for foreign private issuers) in all significant respects:

●

Executive Sessions: Under Rule 5605(b)(2) of the NASDAQ Marketplace Rules, a listed company must have regularly scheduled meetings at which only independent directors are present ("executive sessions"). The rule contemplates that executive sessions will occur at least twice a year, and perhaps more frequently, in conjunction with regularly scheduled board meetings. Under applicable Canadian rules, customs and practice, the Company's independent directors are not required to hold executive sessions. However, the Company is subject to certain disclosure requirements prescribed in Canadian Form 58-101F1 - Corporate Governance Disclosure ("Form 58-101F1"). In particular, the Company must disclose whether the independent directors hold executive sessions and, if such executive sessions are held, how many of these meetings have been held since the beginning of the Company's most recently completed financial year. If the Company does not hold executive sessions, the Company must describe what the Board does to facilitate open and candid discussion among its independent directors.

●

Composition of Compensation Committee:  Under Rule 5605(d)(1) of the NASDAQ Marketplace Rules, a listed company must adopt a formal written compensation committee charter that specifies the scope of its responsibilities and the means by which it carries out those responsibilities, including structure, processes and membership requirements. Rule 5605(d)(2)(A) requires that, subject to a limited exception, the compensation committee must be composed of at least two members, each of whom must be an independent director as defined in Rule 5605(a)(2). Under applicable Canadian rules, the Company's compensation committee is not required to include a prescribed number of independent directors. However, pursuant to Form 58-101F1, the Company must disclose what steps its board of directors takes to ensure an objective process for determining the compensation of the directors and officers of the Company, if its compensation committee is not comprised entirely of independent directors. Each of the current compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2).

●

Independent Director Oversight of Director Nominations:  Rule 5605(e)(1) of the NASDAQ Marketplace Rules prescribes that, subject to a limited exception, director nominees must either be selected, or recommended for the Board of Directors' selection, either by: (a) independent directors (as defined in Rule 5605(a)(2)) constituting a majority of the Board of Directors' independent directors in a vote in which only independent directors participate, or (b) a nominations committee comprised solely of independent directors. Rule 5605(e)(2) requires a listed company to adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under United States federal securities laws. The Company complies with these requirements through the N&CG Committee, which is composed entirely of independent directors.

●

The Company's Nominating and Corporate Governance Committee and Compensation Committee: The Company has adopted a N&CG Committee Charter and a Compensation Committee Charter (the "Charters"), which, following the requirements of Rules 5605(d)(2)(A) and 5605(e)(1), prescribe that all members of the committees must be independent as defined in Canadian National Instrument 58 101 - Disclosure of Corporate Governance Practices, and free from any relationship that, in the view of the Board of Directors, could be reasonably expected to interfere with the exercise of his or her independent judgment as a member of the Committee. This is generally consistent with the laws, customs and practices in Canada. As disclosed elsewhere in this Annual Report, the Company's N&CG Committee and Compensation Committee is currently comprised of Nils Bottler (Chair), Jeremy Fryzuk and David Weiner, each of whom has been determined by the Board of Directors to be independent based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Marketplace Rules. In the event that the N&CG Committee or the Compensation Committee ceases to be comprised of only independent directors, the Company will disclose the steps its Board will take to ensure an objective process for the nomination of new directors of the Company or the determination of the compensation of the Company's directors and officers, as the case may be.

●

Shareholder Meeting Quorum Requirement: Under Rule 5620(c) of the NASDAQ Marketplace Rules, a listed company that is not a limited partnership must provide in its by-laws for a quorum of not less than 33 1/3% of the outstanding shares of the company's common voting stock in respect of all meetings of the holders of its common stock. The Company intends to comply with British Columbia corporate and securities laws and its Articles which provide that a quorum for a meeting of shareholders of the Company is present if at least one person is present, or who represent by proxy, one or more shareholders who, in the aggregate, hold at least five percent of the issued shares. This quorum requirement is consistent with the laws, customs and practices in Canada.

●

Proxy Delivery Requirement: Under Rule 5620(b) of the NASDAQ Marketplace Rules, a listed company that is not a limited partnership must solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to NASDAQ. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

●

Distribution of Annual Reports:  NASDAQ Marketplace Rule 5250(d) requires a NASDAQ-listed company to make available to shareholders an annual report containing audited financial statements of the company and its subsidiaries (which, for example, may be on 40-F under the Exchange Act) within a reasonable period of time following the filing of the annual report with the SEC. The Company may comply with this requirement either:

○	by mailing the report to shareholders (as opposed to electronic or notice-and-access delivery);

○	by satisfying the requirements for furnishing an annual report contained in Rule 14a-16 under the Exchange Act; or

○

by posting the annual report to shareholders on or through the company's website, along with a prominent undertaking in the English language to provide shareholders, upon request, a hard copy of the annual report free of charge. A company that chooses to satisfy this requirement pursuant in this manner must, simultaneous with this posting, issue a press release stating that its annual report has been filed with the SEC. The press release must also state that: (a) the annual report is available on the company's website and include the website address, and (b) shareholders may receive a hard copy free of charge upon request.

In addition, under NASDAQ Marketplace Rule 5250(d)(4)(A), each listed company that is not a limited partnership and is not subject to Rule 13a-13 under the Exchange Act and that is required to file with the SEC, or other regulatory authority, interim reports relating primarily to operations and financial position, shall make available to shareholders reports which reflect the information contained in those interim reports. Such reports shall be made available to shareholders either before or as soon as practicable following filing with the appropriate regulatory authority. If the form of the interim report provided to shareholders differs from that filed with the regulatory authority, the listed company shall file one copy of the report to shareholders with NASDAQ in addition to the report to the regulatory authority that is filed with NASDAQ pursuant to Rule 5250(c)(1).

As indicated above, the Company is a “foreign private issuer” and is exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act (as well as Rule 14a-16 promulgated under the Exchange Act), and solicits proxies in accordance with applicable rules and regulations in Canada.

Section 4.2(13) of CSE Policy 4 requires that at each annual meeting of shareholders, the Board must: (a) present the audited annual financial statements to the shareholders for review; (b) permit the shareholders entitled to do so to vote on the appointment of an auditor; and (c) permit the shareholders entitled to do so to vote on the election of directors. Under Canadian securities laws, issuers that are required to prepare and file an annual information form must do so under their profile on SEDAR+, available at www.sedarplus.ca.

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Company is required to send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that registered holders and beneficial owners may use to request a copy of the Company's annual financial statements and related management's discussion and analysis, the interim financial statements and related management's discussion and analysis, or both. If a registered holder or beneficial owner of securities, other than debt instruments, of the Company requests the Company's annual or interim financial statements, the Company must send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of: (a) 10 days after the filing deadline for the financial statements, or (b) 10 calendar days after the Company receives the request. If the Company sends financial statements, it must also send, at the same time, the annual or interim management's discussion and analysis relating to the financial statements.

The Company has elected to use the notice-and-access (“Notice-and-Access”) provisions adopted by the Canadian Securities Administrators for delivery of proxy materials to its shareholders, as contained in NI 51-102 and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer. Pursuant to Notice-and-Access, the Company’s shareholders will receive a notice containing only certain prescribed information in plain language (including the website addresses for SEDAR+ and the non-SEDAR+ websites where the proxy-related materials are posted, as well as a toll-free telephone number for use by shareholders to obtain information about Notice-and-Access and to request paper copies of the proxy materials). Such notice may be sent by the Company by prepaid mail, courier (or the equivalent) or electronically if prior consent has been obtained, along with the applicable voting instruction form.

If a shareholder requests paper copies of an information circular, the Company will be required to send, free of charge, the items requested within three business days for requests received prior to the date of the meeting, and within 10 calendar days for requests received on or after the date of the meeting but within one year of the information circular being filed on SEDAR+. When responding to such requests, the Company will be prohibited from asking for any other information about the requestor, other than the name and address to which the requested materials are to be sent.

●

Shareholder Approval Requirements: Section 5635 of the NASDAQ Marketplace Rules requires shareholder approval for issuances of common shares, or any securities convertible or exercisable into common shares:

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

(ii)

if any director, officer or Substantial Shareholder (as defined by Rule 5635(e)(3) of the NASDAQ Marketplace Rules) of the listed company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the target company or assets to be acquired, or in the consideration to be paid in the transaction or series of related transactions, and the present or potential issuance of common shares, or securities convertible into or exercisable for common shares, could result in an increase of 5% or more in the outstanding common shares or voting power of the listed company;

(b)

where the common shares sold (or the number of common shares into which the securities sold are convertible or exercisable), either alone or together with sales by officers, directors or Substantial Shareholders of the listed company, constitute at least:

(i)	20% of the outstanding common shares before the issuance, or

(ii)	20% of the voting power of the outstanding common shares before the issuance,

in either case except for (A) public offerings of common shares for cash, and (B) transactions involving the sale, issuance or potential issuance of common shares at a price, or securities convertible or exercisable into common shares with a conversion or exercise price, that is greater than or equal to the lesser of (1) the last closing price immediately preceding the signing of a binding agreement, and (2) the average closing price of the common shares on NASDAQ for the five trading days immediately preceding the signing of the binding agreement; and

(c)	where the issuance would result in a change of control of the listed company.

The Company intends to follow British Columbia corporate and securities laws, which do not require shareholder approval for dilutive events unless the Company were to dispose of all or substantially all of its undertaking. In addition, the Company intends to follow CSE rules for shareholder approval of new issuances of its common shares. Following CSE rules, shareholder approval is required for certain issuances of shares that:

(a)	is greater than:

(i)	25% of the total number of shares outstanding for a non-venture issuer (as defined in the CSE’s policies);

(ii)	50% of the total number of shares outstanding for an issuer that is not a non-venture issuer, accompanied by the creation of a new Control Person (as defined in the CSE’s policies); or

(iii)	100% of the total number of shares outstanding;

(b)	is issued at a price lower than the maximum permitted discount under CSE’s policies, which is the greater of:

(i)	$0.05; and

(ii)

the closing market price of the security on the CSE on the trading day prior to the earlier of the dissemination of a news release disclosing the private placement or the posting of notice of the proposed private placement, less a discount which shall not exceed the maximum permitted discount:

a.	25% for securities with a closing price of up to $0.50;

b.	20% for securities with a closing price between $0.51 to $2.00; and

c.	15% for securities with a closing price above $2.00;

(c)	results in related parties of a non-venture issuer exceeding more than 10% of the total number of shares outstanding; or

(d)	results in the CSE otherwise determining that the transaction will materially affect control of the listed issuer.

The CSE’s policies also require shareholder approval on the occurrence of a “fundamental change”, defined as an asset purchase (whether for cash or securities), take-over (either a formal or exempt bid), amalgamation, arrangement or other form of merger, the result of which is that for the next 12-month period at least 50% of the issuer’s:

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

●

Equity Compensation Plans: Section 5635(c) of the NASDAQ Marketplace Rules also requires shareholder approval of all stock option or purchase plans or other arrangements that provide for equity securities as compensation to officers, directors, employees or consultants, and any material amendments to such plans or arrangements, except for certain plans and arrangements, including:

(a)

warrants or rights issued generally to all security holders of the listed company or stock purchase plans available on equal terms to all security holders of the listed company (such as a typical dividend reinvestment plan);

(b)

tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided that such plans are approved by the listed company's independent compensation committee or a majority of the company's independent directors;

(c)	those plans or arrangements allowing employees, directors or service providers to buy such securities on the open market or from the listed company for current fair market value;

(d)

grants of options or other equity-based compensation as a material inducement to the grantee's entering into employment with the listed company, provided that such grants are approved by the listed company's independent compensation committee or a majority of the company's independent directors; and

(e)	conversions, replacements or adjustments of outstanding options or other equity compensation awards to reflect a merger or acquisition.

The Company intends to follow British Columbia corporate and securities laws, which do not require shareholder approval of equity compensation plans or most discount to market offerings of securities unless otherwise indicated in the Articles of the Company. In addition, the Company intends to follow CSE rules in respect of its security-based compensation arrangements. The CSE requires shareholder approval of all security-based compensation arrangements. Security-based compensation agreements categorized as evergreen (or rolling) plans must receive shareholder approval within three years after institution and within every three years thereafter. The Company also intends to follow CSE policies and certain provisions of Canadian securities laws which require limitations on the number of equity compensation securities that can be distributed, as follows:

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

The foregoing is consistent with the laws, customs and practices in Canada.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Annual Report, the Company will file with the SEC an appointment of agent for service of process and undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this Annual Report arises. Any change to the name or address of the Company's agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

[Signature page follows]

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2025	BRIGHT MINDS BIOSCIENCES INC.

	By:	/s/ Ryan Cheung

Ryan Cheung
Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Description
97.1	Policy for the Recover of Erroneously Awarded Incentive-Based Compensation(1)
99.1	Annual Information Form of the Registrant for the twelve months ended September 30, 2025, dated December 23, 2025
99.2

Audited consolidated financial statements of the Company and notes thereto for the year ended September 30, 2025, and 2024 together with the report of the Independent Registered Public Accounting Firm thereon

99.3	Management's Discussion and Analysis for the twelve months ended September 30, 2025
99.4	Certification of President and Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of President and Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	The Company's Code of Business Conduct and Ethics as approved on June 13, 2021(2)
99.8	Consent of De Visser Gray LLP, Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

Notes:

(1)	Filed as an exhibit to our annual report on Form 20-F as filed with the SEC on December 29, 2023, and incorporated herein by reference.
(2)	Filed as an exhibit to our registration statement on Form 20-F as filed with the SEC on June 17, 2021, and incorporated herein by reference.